Exhibit 99.2

West Fraser Timber Co. Ltd.

Notice of Annual General and Special

Meeting of Shareholders

To Be Held April 20, 2022

Management Information Circular

Your Participation is Important

Please Take the Time to Vote

WHAT’S INSIDE
INVITATION TO SHAREHOLDERS	1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	1

MANAGEMENT INFORMATION CIRCULAR	1

DEFINITIONS	1
ADDITIONAL INFORMATION REGARDING THE MEETING	5
FREQUENTLY ASKED QUESTIONS	7
VOTING BY NON-REGISTERED SHAREHOLDERS	11
BUSINESS TO BE TRANSACTED AT THE MEETING	13
INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS	15
BOARD RENEWAL	27
DIRECTOR COMPENSATION	30
VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS	34
APPOINTMENT OF THE AUDITOR	35
AMENDMENT OF THE CORPORATE ARTICLES	36
ADVISORY RESOLUTION ON THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION (SAY ON PAY)	41
OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES	41
GOVERNANCE POLICY	41
CHAIR OF THE BOARD	41
LEAD DIRECTOR	42
GOVERNANCE & NOMINATING COMMITTEE	43
MAJORITY VOTING POLICY	43
ADVANCE NOTICE POLICY	43
CODE OF CONDUCT	44
ANTI-TRUST POLICY	44
CHARTERS	45
MINIMUM EQUITY HOLDING	45
MANDATE OF THE BOARD	46
ESG OVERSIGHT	47
CORPORATE DISCLOSURE POLICY	49
AUDIT COMMITTEE	50
DECISIONS REQUIRING PRIOR APPROVAL BY THE BOARD	51
SHAREHOLDER FEEDBACK AND CONCERNS	51
EXPECTATIONS OF MANAGEMENT	52
COMPOSITION OF THE BOARD	52
BOARD DIVERSITY POLICY	55
SERVING ON OTHER BOARDS	55
COMMITTEES OF THE BOARD	56
ORIENTATION PROGRAM AND CONTINUING EDUCATION	59
PERFORMANCE REVIEWS	62
MEETING ATTENDANCE RECORD	62
EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS	63
HUMAN RESOURCES & COMPENSATION COMMITTEE RESPONSIBILITY	63
COMPOSITION OF THE HR&C COMMITTEE	63
REPORT ON EXECUTIVE COMPENSATION	63
PERFORMANCE GRAPH	74
EXECUTIVE COMPENSATION	75
SUMMARY COMPENSATION TABLE	76
OPTION GRANTS	77
RS UNITS AND PS UNITS	82
PENSION PLANS	83
SEVERANCE AND CHANGE OF CONTROL AGREEMENTS	86
DIRECTORS’ COMPENSATION AND HOLDINGS	87
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	87
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES	87
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	88
ADDITIONAL INFORMATION	88
SCHEDULE “A” AMENDMENT OF ARTICLES	A-1
SCHEDULE “B” U.S. EMPLOYEE STOCK PURCHASE PLAN	B-1

INVITATION TO SHAREHOLDERS

We will hold the Meeting in Quesnel, B.C. with a live-webcast option for Shareholders to listen in and view the Meeting and ask questions.

March 8, 2022

Dear Shareholder:

You are invited to attend the annual general and special meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”), which will take place on April 20, 2022 at 11:30 a.m. (Vancouver time) at 1250 Brownmiller Road, Quesnel, B.C. Additionally, through the online meeting platform, Registered Shareholders and proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) will have a live-webcast option at https://web.lumiagm.com/459109891, password “westfraser2022” (case sensitive) to be able to listen in and view the Meeting and ask questions.

The items of business to be considered at the Meeting are described in the accompanying notice of annual general and special meeting (the “Notice”) and management information circular (the “Circular”).

Your participation and views are very important to us. You are encouraged to vote, which can be done by following the instructions enclosed with these materials. Whether or not you plan to attend the Meeting, please submit your vote as soon as possible to ensure your views are represented at the Meeting. You can vote online or by phone, fax, mail or in person at the Meeting.

At the Meeting, in addition to dealing with the matters described in the Notice, we will review the affairs of the Company. Also, you will have an opportunity to ask questions.

All of our public documents, including the annual report of the Company for the financial year ended December 31, 2021 and quarterly reports, are available on our website at www.westfraser.com. You are encouraged to access our website during the year for continuous disclosure items, including news releases and investor presentations.

We look forward to your participation at the Meeting.

Yours sincerely,

Raymond Ferris
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

We will hold the Meeting in Quesnel, B.C. Additionally, a live-webcast option will be provided for Shareholders to listen in and view the Meeting and ask questions.

The annual general and special meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”) will be held on April 20, 2022 at 11:30 a.m. (Vancouver time). The Meeting will be held at 1250 Brownmiller Road, Quesnel, B.C. Additionally, through our online meeting platform Registered Shareholders (as defined in the accompanying Circular) and duly appointed proxyholders will have a live-webcast option at https://web.lumiagm.com/459109891, password “westfraser2022” (case sensitive), where they can listen in and view the Meeting and ask questions. The Meeting will be held, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial years ended December 31, 2021 and 2020, together with the Auditor’s report on them;

2.	to fix the number of Directors at eleven;

3.	to elect the Directors to hold office until the close of the next annual meeting of Shareholders;

4.	to appoint an auditor of the Company to serve until the close of the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration;

5.

to consider, and if appropriate, to pass a special resolution to amend the corporate Articles of the Company to increase the quorum requirements and to provide for additional methods for delivery of notices, as more particularly set out in the section of the accompanying Circular entitled “Amendment of Corporate Articles”;

6.

to consider, and if appropriate, to pass an ordinary resolution to approve the Company’s U.S. employee stock purchase plan for the U.S. employees of the Company’s U.S. subsidiaries in order to qualify as an “employee stock purchase plan” under Section 423 of the United States Internal Revenue Code, as more particularly set out in the section of the accompanying Circular entitled “Approval of the U.S. Employee Stock Purchase Plan; and

7.

to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the accompanying Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”.

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Annual General and Special Meeting of Shareholders (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

A copy of the annual report of the Company for the financial year ended December 31, 2021 (the “Annual Report”) will accompany this Notice for those Shareholders that had requested a copy of the Annual Report. The Annual Report may also be found on our website (www.westfraser.com) and under the Company’s profiles on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com and on EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov/edgar.shtml. The Annual Report includes our consolidated financial statements and the Auditor’s report thereon.

Shareholders registered at the close of business on March 2, 2022 will be entitled to receive this Notice and to vote at the Meeting.

INFORMATION ON NOTICE AND ACCESS

(You have not been sent a physical copy of the Circular.)

General Information

The Company has prepared this Notice of the Annual General and Special Meeting (the “Notice”) of the Company, which includes Information on Notice and Access, the Circular and a form of proxy relating to the Meeting, and the Circular contains details of the matters to be considered at the Meeting. This Notice has been prepared and mailed to you under the notice and access rules that came into effect on February 11, 2013, pursuant to applicable Canadian securities laws. Notice and access enables issuers to reduce the volume of materials that must be physically mailed to shareholders by posting the information circular and related proxy materials on the Internet. Please call Computershare Investor Services Inc. (“Computershare”) toll-free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) if you have any questions about notice and access procedures.

How to Access the Circular and Obtain a Physical Copy

The Circular and related proxy materials are available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website at www.westfraser.com. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of the Circular by: (a) calling the Company’s transfer agent, Computershare, toll free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International); or (b) emailing a request to Computershare at service@computershare.com. A request for a physical copy of the Circular should be sent sufficiently in advance so that it is received by Computershare by April 6, 2022, in order to allow sufficient time for the Company to mail, and the Shareholder to receive, the physical copy of the Circular and return the completed form of proxy before the Proxy Deadline (defined below).

Forms of Proxy and Voting Instruction Forms (“VIFs”)

Registered Shareholders have received a form of proxy with this Notice. To have proxy votes counted in the voting at the Meeting, the deadline for submitting a completed form of proxy is 11:30 a.m. (Vancouver time) on April 18, 2022 (the “Proxy Deadline”). Please complete, date and sign the form of proxy and deliver it before the Proxy Deadline in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders (as defined in the accompanying Circular) have received a voting instruction form with this Notice. The deadline for returning voting instruction forms is specified within the form itself. Voting instruction forms, whether provided by the Company or an intermediary, should be completed and returned in accordance with the specific instructions, and by the deadline specified, within the form. Please ensure you carefully follow the instructions set out in the voting instruction form, including those specifying to where and when the form is to be returned.

Please review the Circular before completing your form of proxy or voting instruction form, as the Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Circular
• the fixing of the number of Directors at eleven	“Size of Board”
• the election of Directors	“Information Regarding Nominees for Election as Directors”
• the appointment of the Company’s auditor	“Appointment of the Auditor”
• the special resolution concerning amendment of the Articles of the Company	“Amendment of Corporate Articles”

•  the ordinary resolution concerning approval of the U.S. employee stock purchase plan in order to qualify as an “employee stock purchase plan” under Section 423 of the United States Internal Revenue Code

“Approval of the U.S. Employee Stock Purchase Plan”
• the approval of the Company’s approach to executive compensation	“Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”

A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder’s shares are voted must complete, date and sign an acceptable form of proxy or voting instruction form and deliver it in accordance with the instructions set out in the enclosed form of proxy or voting instruction form and in the Circular.

DATED at Vancouver, B.C., March 8, 2022.

BY ORDER OF THE BOARD

Raymond Ferris
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

(As of March 2, 2022, except as otherwise provided)

This Circular is furnished in connection with the solicitation of proxies by the management of West Fraser for use at the Meeting to be held on April 20, 2022 at 11:30 a.m. (Vancouver time) in Quesnel, B.C. (and at any adjournment thereof) for the purposes set out in the attached Notice.

DEFINITIONS

Unless stated otherwise, in this Circular:

“2022 NCIB” has the meaning set out in “Voting Securities and Principal Shareholders – Share Repurchases”;

“2021 NCIB” has the meaning set out in “Voting Securities and Principal Shareholders – Share Repurchases”;

“$” means Canadian dollars;

“Annual Information Form” means the annual information form of the Company for the financial year ended December 31, 2021;

“Annual Report” means the annual report of the Company for the financial year ended December 31, 2021;

“Articles” means the latest Notice of Articles issued by the British Columbia Registrar of Companies and the corporate Articles of the Company;

“Auditor” means our external auditor, currently PricewaterhouseCoopers LLP;

“B.C.” means British Columbia;

“BCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended;

“Board” or “Board of Directors” means our board of Directors as presently constituted or proposed to be constituted;

“Bonus Plan” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;

“Cash Value Alternative” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Stock Option Plan – Annual Burn Rate”;

“CEO” means our Chief Executive Officer;

“CFO” means our Chief Financial Officer;

“Chair” or “Chair of the Board” has the meaning set out in “Our Corporate Governance Policies and Procedures – Chairman of the Board”;

“Circular” means this management information circular;

“Class B Shares” means the Class B Common shares in the capital of West Fraser;

“Closing Price” has the meaning set out in “Information Regarding Nominees for Election as Directors –Director Compensation – Direct and Indirect Share and Other Holdings of Current and Proposed Directors (as at March 2, 2022)”;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Code of Conduct” has the meaning set out in “Our Corporate Governance Policies and Procedures – Code of Conduct”;

“Committees” means the committees of the Board;

“Computershare” means Computershare Investor Services Inc., our transfer agent;

“Corporate Disclosure Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Corporate Disclosure Policy”;

“Director” means a director of the Company;

“Disclosure Committee” has the meaning set out in “Our Corporate Governance Policies and Procedures – Corporate Disclosure Policy”;

“DSU Plan” means our Director Deferred Share Unit Plan;

“DS Unit” means a Deferred Share Unit granted under our DSU Plan;

“EDGAR” means the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system;

“Equity Holding Requirements Policy” has the meaning set out in “Executive Compensation Discussion – Report on Executive Compensation & Analysis – Executive Equity Holding Requirements”;

“Exchange Ratio” means the exchange ratio of 0.675 of a Common share for each Norbord Share acquired by the Company in connection with the Norbord Acquisition;

“Governance Committee” means the Governance & Nominating Committee of the Board;

“Governance Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Governance Policy”;

“HR&C Committee” means the Human Resources & Compensation Committee of the Board;

“Lead Director” means the lead Director of the Board;

“Meeting” means the annual general and special meeting of Shareholders to be held on April 20, 2022 and any adjournment of it;

“NI 52-110” has the meaning set out in “Our Corporate Governance Policies and Procedures – Composition of the Board – Independence”;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“Non-registered Shareholder” means any Shareholder who is not a Registered Shareholder;

“Notice” means the notice of annual general and special meeting of Shareholders, which accompanies this Circular;

“Norbord” means Norbord Inc.;

“Norbord Acquisition” means the acquisition by the Company of all of the issued and outstanding Norbord Shares, which occurred on February 1, 2021;

“Norbord Continuing Executives” means the holders of Norbord Options, Norbord RSUs and Norbord DSUs who have continued as officers and employees of the Company following completion of the Norbord Acquisition;

“Norbord DSUs” means the outstanding deferred share units credited under certain Norbord deferred share unit plans, which have been adjusted by the Exchange Ratio and are to be paid out in reference to the Common shares following completion of the Norbord Acquisition;

“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to certain Norbord stock option plans, which have been exchanged for, or are otherwise characterized as, Replacement Options following completion of the Norbord Acquisition;

“Norbord RSUs” means the outstanding restricted share units credited under the Norbord restricted share unit plan, which have been adjusted by the Exchange Ratio and are to be paid out in reference to the Common shares following completion of the Norbord Acquisition;

“Norbord Shares” means the common shares in the capital of Norbord;

“NYSE” means the New York Stock Exchange;

“Options” means share purchase options granted under the Stock Option Plan;

“Phantom Share Unit Plan” means the plan described as set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Phantom Share Unit Plan”;

“PS Unit” or “PSU” means a performance share unit granted under our Phantom Share Unit Plan;

“Registered Shareholder” means a Shareholder who is in possession of a physical share certificate registered in their name or who appears as the Registered Shareholder in the records of Computershare;

“Replacement Option Plans” has the meaning set out in “Executive Compensation Discussion & Analysis – Option Grants – Description of Replacement Option Plans”;

“Replacement Options” means the options to purchase Common shares that are held by former holders of Norbord Options following completion of the Norbord Acquisition;

“ROSE” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;

“RS Unit” means a restricted share unit granted under our Phantom Share Unit Plan;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian securities regulatory authorities;

“Shares” or “Common shares” means the common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX and the NYSE under the symbol “WFG”;

“SIB” has the meaning set out in “Voting Securities and Principal Shareholders – Share Repurchases”;

“Shareholder” means a holder of any Share or Class B Share, as the context requires;

“Stock Dividend” means the stock dividend of one Common share declared and issued in respect of each issued and outstanding Common share in the capital of the Company and each issued and outstanding Class B Share and paid to Shareholders on January 13, 2014;

“Stock Option Plan” means the West Fraser Timber Co. Ltd. Stock Option Plan, as amended;

“Towers Watson” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation”;

“TSR” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Phantom Share Unit Plan”;

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America, its territories, any State of the United States and the District of Columbia;

“U.S. ESPP” means the United States Employee Stock Purchase Plan;

“VWAP” means Volume Weighted Average Price; and

“West Fraser”, “Company”, “we”, “us” or “our” means West Fraser Timber Co. Ltd.

ADDITIONAL INFORMATION REGARDING THE MEETING

We will hold the Meeting in Quesnel, B.C. Additionally, a live-webcast option will be provided to Shareholders to listen in and view the Meeting and ask questions. Shareholders will be able to access the live-webcast will at https://web.lumiagm.com/459109891, password “westfraser2022” (case sensitive), where they can listen in and view the Meeting and ask questions.

Registered Shareholders and duly appointed proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) will have a live-webcast option where they can listen in and view the Meeting and ask questions, provided they are connected to the Internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to use the live-webcast option as guests but will not be able to ask questions.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to use the live web-cast) must carefully follow the instructions set out in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a 15-digit control number required to ask questions in the Meeting, which would only allow the proxyholder to attend the Meeting as a guest. Guests will be able only to listen to the Meeting but will not be able to ask questions.

Your vote is important. Good corporate governance begins with Shareholder participation. If you cannot attend the Meeting or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using either of the voting methods described below. Please read pages 7 through 11 for answers to commonly asked questions regarding voting and proxies.

How to Vote

You have two ways to vote:

1.	you may vote in person at the Meeting; or
2.	by submitting your form of proxy or voting instruction form in accordance with the instructions set out therein.

If a Registered Shareholder is a body corporate or association, the form of proxy must be signed by a person duly authorized by that body corporate or association. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person. As the Company is relying on notice and access provisions of applicable Canadian securities laws, the Notice and form of proxy is being sent to Registered Shareholders.

How to Ask Questions at the Meeting

Shareholders will have an opportunity to ask questions in person and online (as applicable) by following the procedures set out below.

1.

Registered Shareholders and proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) attending the Meeting in person will have an opportunity to ask questions at the Meeting during the Q&A session.

2.

Registered Shareholders and proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) following the Meeting online will have an opportunity to ask questions through the webcast platform. To do so, they will need to obtain a control number by following the instructions provided below. Once they have registered and obtained a control number and are logged into the online platform, they should select the messaging icon and type the question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the Shareholder or proxyholder should click the arrow button to submit the question to the Chair of the Meeting. All submitted questions will be moderated before being sent to the Chair of the Meeting. Questions can be submitted at any time during the Q&A session up until the Chair of the Meeting closes the session.

It is anticipated that Shareholders will have substantially the same opportunity to ask questions online on matters of business during the Meeting as if they attend the Meeting in person.

How Shareholders and appointees can obtain a control number to ask questions during the Meeting

●	Registered Shareholders: Registered Shareholders can find their control number on their proxy form.

●

Non-registered Shareholders and Appointees: Non-registered Shareholders and duly appointed proxyholders must complete the additional step of registering as a proxyholder by calling Computershare at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) by no later than 11:30 a.m. (Vancouver time) on April 18, 2022. Non-registered Shareholders and proxyholders who have not appointed themselves as proxyholder will not receive a control number, which is required to ask questions at the Meeting.

Non-registered Shareholders who have not duly appointed themselves as proxyholder and registered with Computershare will not be able to ask questions at the Meeting but will be able to follow the proceedings as a guest.

Technical Assistance

Shareholders with questions regarding the live-webcast platform or requiring assistance accessing the Meeting website should visit the provider’s website at https://www.lumiglobal.com/faq. Furthermore, should a Shareholder wish to speak with a Computershare representative concerning the live-webcast, both a live chat service and a contact ticket system are available through the website above.

If you are accessing the Meeting using the live-webcast, you must remain connected to the Internet at all times during the Meeting in order to listen in, view the Meeting and ask questions. It is your responsibility to ensure Internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before the Meeting is completed.

FREQUENTLY ASKED QUESTIONS

Q.	Am I entitled to vote?

A.      Holders of Shares at the close of business on the record date of March 2, 2022 and their duly appointed representatives are eligible to vote. Each Share is entitled to one vote.

Q.	How do I vote?

A.      If you are a Registered Shareholder, you may vote your Shares by appointing a proxyholder to attend the Meeting and vote on your behalf. Voting by proxy is the easiest way to vote because you do not have to attend the Meeting. Instead, you appoint the persons named in the form of proxy or another person or entity of your choosing, who need not be a Shareholder, to represent you as a proxyholder and vote your Shares at the Meeting. A proxy will not be valid unless it is dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney with proof that they are authorized to sign, and is completed according to the instructions therein.

There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder or a Non-registered Shareholder. If your Shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please refer to “Voting by Non-registered Shareholders”.

See “How to Vote” for further details on how to vote.

Q.	What am I voting on?

A.	You will be asked to vote on the following matters:

●	fixing the number of Directors at 11;

●	the election of Directors to hold office until the close of the next annual meeting of Shareholders;

●	the appointment of PricewaterhouseCoopers LLP as our auditor until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors;

●	the special resolution to approve amendment of the corporate Articles of the Company to increase the quorum requirements and to provide for additional methods for delivery of notices;

●	the ordinary resolution to approve the Company’s U.S. employee stock purchase plan for the U.S. employees of the Company’s U.S. subsidiaries; and

●	the advisory (non-binding) resolution on the Company’s approach to executive compensation.

Q.	What if amendments are made to these matters or if other matters are brought before the Meeting?

A.       If you attend the Meeting and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a proxy in the form enclosed, the persons named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their best judgment. As of the date of this Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q.	Who is soliciting my proxy?

A.      The management of West Fraser is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by Company employees, and the Company bears all associated costs.

This Circular is prepared under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Accordingly, this Circular is being posted on the Internet instead of being mailed to either Registered Shareholders or Non-registered Shareholders. This Circular and related proxy materials are available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website at www.westfraser.com/. Shareholders are reminded to review these materials online in connection with the Meeting and before voting. Shareholders may obtain a physical copy of this Circular by: (a) calling Computershare, toll free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International); or (b) emailing a request to Computershare at service@computershare.com. A request for a physical copy of this Circular should be sent sufficiently in advance so that it is received by Computershare by April 6, 2022 in order to allow sufficient time for the Shareholder to receive the physical copy of this Circular and return the proxy by its due date.

Q.	How do I know if I am a “Registered” Shareholder or a “Non-registered” Shareholder?

A.	You may own Shares in one or both of the following ways:

1.

If you are in possession of a physical share certificate in your name or you appear as the Registered Shareholder in the records of Computershare, you are a “Registered Shareholder” and your name and address are known to West Fraser through Computershare.

2.

If you own Shares through a bank, trust company, securities broker, trustee or other intermediary, you are a “Non-registered Shareholder” and you will not have a physical share certificate. In this case, you will have an account statement from your bank or broker as evidence of your Share ownership.

Most Shareholders are Non-registered Shareholders. The Shares of Non-registered Shareholders are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the Shares in a nominee account or in the name of such nominee, or in the name of a clearing agency in which the intermediary is a participant (such as CDS). Intermediaries have obligations to forward Meeting materials to such Non-registered Shareholders unless instructed otherwise by the holder (and as required by regulation in some cases, despite such instructions).

Non-registered Shareholders fall into two categories — those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. These securityholder materials are being sent to both registered and non-registered owners of securities of the Company. If you are a non-registered owner (a NOBO or an OBO) and the Company or its agent has sent the Meeting materials directly to you, your name, address and information about your holdings of Common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common shares on your behalf. The Company’s OBOs can expect to be contacted by their intermediary. The Company does not intend to pay for intermediaries to deliver the Meeting materials to OBOs and it is the responsibility of such intermediaries to ensure delivery of the Meeting materials to their OBOs.

Q.	Must I use the enclosed form of proxy?

A.      No. If you do not wish to use the enclosed proxy form, you may use any other form of proxy to appoint your proxyholder, although the Articles require that a form of proxy be substantially in the form enclosed.

Q.	Can I appoint someone to vote my Shares other than persons named in the enclosed form of proxy?

A.      Yes. Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to attend the Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare, which will result in the proxyholder not receiving a 15-digit control number to ask questions in the Meeting and, consequently such proxyholder will only be able to follow the Meeting as a guest. Guests may only listen to the Meeting but will not be able to ask questions.

Q.	What if my Shares are registered in more than one name or in the name of my company?

A.      If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q.	What if I plan to attend the Meeting and vote at the Meeting?

A.      If you are a Registered Shareholder and plan to attend the Meeting and you wish to vote your Shares at the Meeting, do not complete or return a form of proxy. Your vote will be taken and counted at the Meeting.

If your Shares are not registered in your name, but you wish to attend the Meeting, please see “Voting by Non-registered Shareholders”.

Q.	What happens when I sign and return a form of proxy?

A.      You will have given authority to whomever you have appointed as your proxyholder to vote your Shares at the Meeting in accordance with the voting instructions you provide.

Q.	What do I do with my completed form of proxy?

A.      You must deposit your completed form of proxy (by mail, telephone, fax or online) with Computershare no later than 11:30 a.m. (Vancouver time) on April 18, 2022, or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice. If you hold Shares through an intermediary you should refer to “Voting by Non-registered Shareholders”.

Q.	How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A.      The persons named in it will vote or withhold from voting your Shares in accordance with your instructions. In the absence of such instructions, however, your Shares will be voted FOR fixing the number of Directors at 11, FOR the election of the Directors nominated by management, FOR the appointment of the Auditor, FOR the special resolution to approve amendment of the Articles, FOR the ordinary resolution to approve the U.S. ESPP and FOR the advisory (non-binding) resolution on the Company’s approach to executive compensation.

Q.	If I change my mind, can I revoke my proxy once I have given it?

A.      In addition to revocation in any other manner permitted by law, a Registered Shareholder who has completed a form of proxy may revoke it by:

●

executing a new form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the form of proxy bearing a later date or notice of revocation to Computershare, or to the Company’s office at 501-858 Beatty Street, Vancouver, British Columbia, V6B 1C1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

●	personally attending the Meeting and voting at the Meeting.

A revocation of a form of proxy will not affect a matter on which a vote is taken before the revocation.

Non-registered Shareholders who wish to change their vote must, within sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote.

Q.	What documents are sent to Shareholders?

A.      Registered Shareholders who have provided us with the required request will receive a package of the usual annual corporate documents (our Annual Report, our consolidated financial statements for the years ended December 31, 2021 and 2020 and Auditor’s report and management’s discussion and analysis thereon), along with the Notice and the form of proxy.

Our Circular may be accessed under our profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on our website at www.westfraser.com.

Copies of our Annual Report, including our consolidated financial statements and Auditor’s report and management’s discussion and analysis thereon, are filed with Canadian securities regulators and are available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and may also be obtained, without charge, upon request by contacting Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development at (416) 777-4426 or by email at shareholder@westfraser.com.

Q.	Who are our Principal Shareholders?

A.      The Principal Shareholders (persons or companies that beneficially own or exercise control or direction over, directly or indirectly, more than 10% of a class of our outstanding Shares) are set out in this Circular under the heading “Voting Securities and Principal Shareholders”.

Q.	What if I have other questions?

A.      If you have a question regarding the Meeting, please contact our transfer agent as set out below, the General Counsel of the Company at (604) 895-2700 or by email at shareholder@westfraser.com.

Q.	How can I contact the transfer agent?

A.        You can contact the transfer agent at:

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

Phone   1-800-564-6253 (North American toll free) or

              514-982-7555 (International).

Fax       1-888-453-0330

Online   www.computershare.com/service

VOTING BY NON-REGISTERED SHAREHOLDERS

Q.	If my Shares are not registered in my name, how do I vote my Shares?

A.      Our share register does not list Non-registered Shareholders. The Shares of Non-registered Shareholders are usually held in the name of an intermediary or a “nominee”, such as a trust company, securities broker or other financial institution. If you are a Non-registered Shareholder, there are two ways that you can vote your Shares:

1.	By providing voting instructions to your nominee

Applicable securities laws require institutional nominees to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received with these materials, from your nominee, either a voting instruction form or a form of proxy for the number of Shares you hold with that nominee. Every institutional nominee has its own mailing procedures and provides its own signing and return instructions, which you should follow carefully to ensure that your Shares are voted at the Meeting.

As the Company is relying on notice and access provisions of applicable Canadian securities law, the Notice and voting instruction form are being sent to both Non-registered Shareholders and Registered Shareholders.

2.	By being appointed as Proxy and attending the Meeting

The Company generally does not have access to the names of its Non-registered Shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless you have directed your nominee to appoint you as proxyholder.

If you wish to attend the Meeting and vote your Shares, insert your own name in the space provided on the voting instruction form or form of proxy provided by your nominee to appoint yourself as proxyholder. If you are a Non-registered Shareholder and instruct your nominee to appoint yourself as proxyholder, you must follow the additional steps set out above under the heading “How to Vote – How Non-registered Shareholders/Appointees can obtain a control number to vote during the Meeting”.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of Annual Meeting of Shareholders)

1)      Presentation of Financial Statements

The consolidated financial statements of the Company for the financial years ended December 31, 2021 and 2020 and the Auditor’s report thereon will be submitted to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. The consolidated financial statements are included in our Annual Report which is being mailed to those Shareholders who have provided us with the required request.

2)      Fixing the Number and Election of Directors

Gerry Miller has decided not to stand for re-election as a Director. Management is nominating the other 11 current Directors. As a result, management is seeking approval to fix the number of Directors at 11.

The table of nominees on the following pages sets out the name, background and experience of each person proposed to be nominated for election as a Director, as well as other relevant information. Management of the Company recommends the election of the 11 nominees set out in the table of nominees to fill the 11 positions as Director. The term of office of each current Director will expire at the conclusion of the Meeting. Each Director elected at the Meeting will hold office until the conclusion of the next annual meeting of Shareholders at which a successor Director is elected, unless the Director’s office is earlier vacated in accordance with the Articles or the provisions of the BCA.

The Board of Directors has adopted a majority voting policy, which is described under the heading “Majority Voting Policy”, relating to the election of Directors.

On February 13, 2014, the Board adopted an advance notice policy setting out requirements for Director nominations and elections. On April 29, 2014, our Shareholders approved a special resolution to amend the Articles to include this advance notice requirement, which is described under the heading “Advance Notice Policy”.

The Board of Directors may fill vacancies on the Board resulting from the death, resignation or retirement of Directors. As well, the Board is authorized to appoint up to one-third additional Directors to hold office until not later than the next annual meeting of Shareholders.

3)      Appointment of Auditor

The Auditor is to be appointed to serve until the close of the next annual meeting of Shareholders, and the Directors are to be authorized to fix the Auditor’s remuneration.

The Board of Directors and management of the Company, on the advice of the Audit Committee of the Board, recommend that PricewaterhouseCoopers LLP, Vancouver, Canada, be appointed as Auditor, at a remuneration to be fixed by the Board of Directors.

4)      Special Resolution to Amend the corporate Articles of the Company

The Board of Directors and management of the Company, on the advice of the Governance Committee, is seeking approval by special resolution for amendments to the Company’s Articles to (i) increase the quorum requirements to one-fourth of the votes eligible to be cast at the Meeting from the present one-tenth; and (ii) provide for additional delivery methods for a notice provided pursuant to the Articles.

The Board believes that an increase in the quorum requirements and the provision of additional methods for delivery of notices are in the best interests of the Company and are consistent with current corporate governance practices of similar dual-listed issuers on the TSX and the NYSE. The Board believes that this new quorum threshold is high enough to ensure that a broad range of Shareholders are represented in person or by proxy, but low enough that the Company may still transact its necessary business. The additional notice requirements will ensure that the Company can take advantage of modern forms of communication (e.g. e-mail, fax, scanning, etc.) particularly given increasing emphasis on such mediums during the course of the COVID-19 pandemic. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve, by way of special resolution, an amendment to the Company’s Articles to adopt the new quorum requirements and to provide for additional methods for delivery of notices.

5)      Approval of the U.S. Employee Stock Purchase Plan

The Board of Directors and management of the Company are seeking approval by ordinary resolution of the U.S. ESPP in order to qualify as an “employee stock purchase plan” under Section 423 of the Code. Under the U.S. ESPP, any regular full-time employee of the Company or any of its subsidiaries who is a resident of the U.S., and at the date of enrolment in the U.S. ESPP, has six months of service with the Company or any of its subsidiaries, may acquire Shares of the Company at a price equal to 85% of the fair market value per Share. The Company will acquire Shares under the U.S. ESPP through market purchases on the NYSE and does not intend to issue any Shares from treasury under the U.S. ESPP, and is not seeking Shareholder approval to do so. The U.S. ESPP is not considered to be a “securities-based compensation arrangement” under TSX rules. The maximum number of Shares which may be purchased under the U.S. ESPP is 1,800,000 Shares, subject to adjustments.

The expansion of the Company’s operations in the United States, the acquisition of Norbord and the listing of the Company’s Shares on the NYSE have all increased the focus of the Company’s business in the United States. In order to provide the Company’s U.S. employees with comparable opportunities to its Canadian employees, the Board of Directors approved the adoption of the U.S. ESPP on June 11, 2021. The plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. In accordance with the terms of the U.S. plan and for the plan to qualify as an “employee stock purchase plan” under the Code, it requires approval of the Shareholders within 12 months of the adoption by the Board. If the plan is not so approved by the Shareholders within 12 months after the plan is adopted by the Board, the plan will not qualify as an “employee stock purchase plan” under the Code.

6)      Advisory Resolution on our Approach to Executive Compensation (Say on Pay)

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve (on an advisory basis), by way of ordinary resolution, the Company’s approach to executive compensation.

INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS

The following table sets out the name of each person nominated by management for election as a Director, as well as the date that person first became a Director, their age, residence, position in the Company, independence status, principal occupation, background, experience, committee memberships, attendance records and their voting results at the last annual meeting of Shareholders. Additional information concerning compensation and security holdings of such persons is provided elsewhere in the Circular, including in “Direct and Indirect Share and Other Holdings of Current and Proposed Directors.” All of our Directors elected at our last annual meeting of Shareholders are standing for re-election, with the exception that Gerry Miller will be retiring from the Board.

Unless otherwise indicated, each nominee has held the same or similar principal occupation with the organization set out below, or a predecessor of that organization, for the last five years. The information as to principal occupation and securities beneficially owned or controlled by each nominee has been furnished by the nominee and is not within the knowledge of our management.

HENRY H. (HANK) KETCHAM Director since September 16, 1985 Age: 72 Place of Residence: Vancouver, B.C., Canada Independent

Hank Ketcham is the Chair of the Board. Mr. Ketcham was our President until April 2012 and retired from the position of CEO effective March 1, 2013 when his title as Chair of our Board was re-designated as Executive Chair. Effective April 19, 2016, he became our Chair of the Board. He is also a director and minority shareholder of Ketcham Investments, Inc., which owns 3,912,718 Common shares and 1,743,228 Class B Shares of the Company. See “Voting Securities and Principal Shareholders” for a description of such shareholdings. Mr. Ketcham has been actively involved with the Company since 1973. He was formerly a director of The Toronto -Dominion Bank.

Key Areas of Expertise and Experience:

	Strategic Leadership Senior Executive Industry Experience		Geographic Expertise Government & Stakeholder Relations

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	92,056,368	1,555,254	98

Current Other Public Board Memberships None Past Public Board Memberships (2016 – 2021) None Securities held and total market value as at March 2, 2022:

Shares[1]	395,896
Options	Nil
DS Units	933
Total market value of securities	$50,111,566
Meets share ownership target	Yes

1. Includes Common shares and Class B shares.

REID E. CARTER Director since April 19, 2016 Age: 65 Place of Residence: West Vancouver, B.C., Canada Independent

Reid E. Carter is a corporate Director. From 2003 to the end of 2018, Mr. Carter was a Managing Partner at Brookfield Asset Management, Inc., a global asset manager, and was President of Brookfield Timberlands Management LP. In this role, Mr. Carter led the acquisition of approximately 3.5 million acres of private timberlands throughout North America and Brazil as well as the teams responsible for all growth and operations aspects of these businesses. From 2010 to 2015, Mr. Carter also served as President and Chief Executive Officer, and until May 2021 as a director, of Acadian Timber Corp. and, from 2006 to 2010, as President and Chief Executive Officer of its predecessor, Acadian Timber Income Fund, which is listed on the TSX. He served as National Bank Financial’s Paper and Forest Products Analyst between 1996 and 2003. Between 1990 and 1996 he served as a resource analyst with TimberWest Forest Corp. Mr. Carter served as a director of Enercare Inc. until the end of 2019. Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils, both from the University of British Columbia. Mr. Carter is the Chair of the Audit Committee and a member of the Governance & Nominating Committee.

Key Areas of Expertise and Experience:

	Senior Executive Finance Literacy Industry Experience		Geographic Expertise Technology

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Audit	5 of 5	100
	Governance & Nominating	4 of 4	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	92,693,811	917,811	99

Current Other Public Board Memberships: None Past Public Board Memberships (2016 – 2021): Enercare Inc. Acadian Timber Corp. Securities held and total market value as at March 2, 2022:

Shares	3,000
DS Units	11,978
Total market value of securities	$1,868,691
Meets share ownership target	Yes

RAYMOND FERRIS Director since April 23, 2019 Age: 59 Place of Residence: Vancouver, B.C., Canada Non-Independent

Ray Ferris is our President and CEO. Before April 19, 2018, Mr. Ferris was our Executive Vice-President and Chief Operating Officer, and before February 15, 2016 he was our Vice-President, Wood Products. On April 19, 2018 the Company announced a senior leadership transition plan and Mr. Ferris replaced Mr. Seraphim as President of the Company, and on June 30, 2019, Mr. Ferris replaced Mr. Seraphim as CEO following Mr. Seraphim’s retirement from that office. Mr. Ferris is the board chair of the Forest Products Association of Canada. Mr. Ferris holds a Bachelor of Science Degree in Engineering from the University of New Brunswick.

Key Areas of Expertise and Experience:

	Strategic Leadership Senior Executive Industry Experience	Geographic Expertise Environment, Health & Safety

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	93,240,045	371,577	99

Current Other Public Board Memberships: None Past Public Board Memberships (2016 – 2021): None Securities held and total market value as at March 2, 2022:

Shares	39,452
Options	208,627
DS Units	Nil
PS Units	51,070
Total market value of securities	$4,981,999[1]
Meets share ownership target	Yes

1. Mr. Ferris also holds Options and Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units.

JOHN N. FLOREN Director since April 19, 2016 Age: 63 Place of Residence: Eastham, Massachusetts, USA Independent

John N. Floren has been President and Chief Executive Officer of Methanex Corporation since January 2013. Prior to this appointment, Mr. Floren was Senior Vice-President, Global Marketing and Logistics of Methanex from June 2005 and, prior to that, Director, Marketing and Logistics, North America from May 2002. He has been an employee of Methanex for approximately 21 years and has worked in the chemical industry for over 30 years. He currently serves as a director of Methanex, which is listed on the TSX. Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. He also completed the Directors Education Program at the Institute of Corporate Directors. Mr. Floren is the Chair of the Health, Safety & Environment Committee and a member of the Human Resources & Compensation Committee and the Governance & Nominating Committee.

Key Areas of Expertise and Experience:

	Strategic Leadership Senior Executive Risk Management	Environment, Health & Safety Sustainability, Climate Change & Social Responsibility

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Human Resources & Compensation	3 of 3	100
	Health, Safety & Environment	2 of 2	100
	Governance & Nominating	4 of 4	100
	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	92,908,935	702,687	99

Current Other Public Board Memberships: Methanex Corp. Past Public Board Memberships (2016 – 2021): None Securities held and total market value as at March 2, 2022:

Shares	Nil
DS Units	7,962
Total market value of securities	$1,005,441
Meets share ownership target	Yes

ELLIS KETCHAM JOHNSON Director since April 20, 2021 Age: 58 Place of Residence: Greenwich, Connecticut, USA Independent

Ellis Ketcham Johnson is currently the President of a private philanthropic foundation and a member of the Parents Leadership Council of Georgetown University. She previously worked at Imax Corporation in Canada. Ms. Johnson completed her undergraduate degree at Lewis and Clark College and received a graduate degree from Yale University. She recently completed a Directorship Program with an emphasis on Board Governance.

Key Areas of Expertise and Experience:

	Government & Stakeholder Relations Human Resources & Compensation Environment, Health & Safety	Sustainability, Climate Change & Social Responsibility

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	6 of 6	100
	Health, Safety & Environment	1 of 1	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	93,238,823	372,799	99

Current Other Public Board Memberships: None Past Public Board Memberships (2016 – 2021): None Securities held and total market value as at March 2, 2022:

Shares	1,004,990
DS Units	Nil
Total market value of securities	$126,910,137
Meets share ownership target	Yes

BRIAN G. KENNING Director since April 19, 2017 Age: 72 Place of Residence: Vancouver, B.C., Canada Independent

Brian G. Kenning is a corporate Director. He was a Managing Partner of Brookfield Asset Management Inc., a company involved in the real estate, asset management and power generation sectors, from 1995 to 2005. From 1988 to 2005, Mr. Kenning was also Chairman and Managing Partner of B.C. Pacific Capital Corporation, an affiliate of Brookfield Asset Management Inc., active in merchant banking and investing. Over the past 10 years, Mr. Kenning has served as director of a number of public and private corporations. He served as a director of British Columbia Ferry Services Inc. until May 2019, and as a director of Maxar Technologies Ltd. from 2003 to 2019. In addition, Mr. Kenning is a past Governor of the B.C. Business Council and a past Director of the B.C. chapter of the Institute of Corporate Directors. Mr. Kenning graduated from Queen’s University with an MBA in 1973. Mr. Kenning is the Chair of the Human Resources & Compensation Committee and a member of the Governance & Nominating Committee.

Key Areas of Expertise and Experience:

	Financial Literacy Risk Management Capital Markets	Human Resources & Compensation Board Experience

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Human Resources & Compensation	3 of 3	100
	Governance & Nominating	4 of 4	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	93,142,595	469,027	99

Current Other Public Board Memberships None Past Public Board Memberships (2016 – 2021) Maxar Technologies Ltd. Securities held and total market value as at March 2, 2022:

Shares	1,200
DS Units	6,144
Total market value of securities	$927,400
Meets share ownership target	Yes

MARIAN LAWSON Director since February 1, 2021 Age: 66 Place of Residence: Toronto, Ontario, Canada Independent

Marian Lawson retired from Scotiabank in 2018, with over 30 years of experience in banking and capital markets. Ms. Lawson served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. During her tenure, Ms. Lawson held numerous senior roles at Scotiabank including Executive Vice-President, Global Head, Financial Institutions and Transaction Banking, Deputy Head of Corporate Banking, Managing Director, Capital Markets, and Vice - President, Internal Audit. The majority of her roles involved assisting management teams in the execution of their strategies, which included acquisitions, expansions, divestitures, refinancings and restructurings. In addition, during the latter part of her career, Ms. Lawson successfully expanded and restructured several businesses. In 2016, Ms. Lawson received the Women in Capital Markets Award for Leadership and the Women’s Executive Network, Top 100 Corporate Executive Award. Ms. Lawson holds a BA in Economics from York University, an MBA (Finance) from McMaster University, and an ICD.D designation. Ms. Lawson is a director of Canadian Tire Bank (2018 to present) and was a board member of 1832 Asset Management LP, a wealth management subsidiary of Scotiabank, from 2016 to 2018. Ms. Lawson is a member of the Human Resources & Compensation Committee and the Health, Safety & Environment Committee.

Key Areas of Expertise and Experience:

	Strategic Leadership Financial Literacy Risk Management	Capital Markets Board Experience
	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Human Resources & Compensation	2 of 2	100
	Health, Safety & Environment	2 of 2	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	93,543,822	67,800	99

Current Other Public Board Memberships None Past Public Board Memberships (2016 – 2021) Norbord Inc. Securities held and total market value as at March 2, 2022:

Shares	Nil
DS Units	3,242
Total market value of securities	$409,400
Meets share ownership target	No1

1.  Ms. Lawson was appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition and is permitted to meet the minimum shareholding requirement within five years of her appointment.

COLLEEN M. MCMORROW Director since February 1, 2021 Age: 65 Place of Residence: Oakville, Ontario, Canada Independent

Colleen McMorrow earned a Bachelor of Commerce Degree and a Graduate Diploma in Accountancy, both from the John Molson School of Business, Concordia University. She is a Fellow Certified Public Accountant, Fellow Chartered Accountant and is currently a corporate Director. Ms. McMorrow served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. Ms. McMorrow was also a senior client assurance partner with Ernst & Young LLP (EY), a global professional services firm, until her retirement in June 2016. She has more than 35 years of experience in advising audit committees and senior management of public and private global companies. In addition to her client serving role, Ms. McMorrow held a number of leadership roles at EY and, from 2009 to 2016, she was the National Director in Canada of EY’s signature Entrepreneur of the Year awards program and the firm’s Growth Markets Leader (high-growth entrepreneurial companies). She is currently a director of Ether Capital Corporation, whose common shares are listed for trading on the Aequitas NEO Exchange, and Exco Technologies Limited, which is listed on the TSX (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards”). Ms. McMorrow was formerly a director of LOGIQ Asset Management from April 2017 until it was acquired in June 2018. She has also been a member of the board of the Investment Management Corporation of Ontario since 2016 and of Plan International Canada Inc. since 2015. Ms. McMorrow is a member of the Audit Committee and the Health, Safety & Environment Committee.

Key Areas of Expertise and Experience:

	Financial Literacy Risk Management Board Experience		Human Resources & Compensation Technology
	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Audit	4 of 4	100
	Health, Safety & Environment	2 of 2	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	93,521,087	90,535	99

Current Other Public Board Memberships

  Ether Capital Corporation                                Exco Technologies Limited.

Past Public Board Memberships (2016 – 2021)

  Norbord Inc.                                                       Logiq Asset Management Inc.

Securities held and total market value as at March 2, 2022:

Shares	Nil
DS Units	2,606
Total market value of securities	$329,086
Meets share ownership target	No1

1.  Ms. McMorrow was appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition and is permitted to meet the minimum shareholding requirement within five years of her appointment

ROBERT L. PHILLIPS Director since April 28, 2005 Age: 71 Place of Residence: Anmore, B.C., Canada Independent

Robert L. Phillips was designated by the Board to serve as Lead Director in February 2008. Before July 2004, he was President and Chief Executive Officer of the BCR Group of Companies, which was involved in rail transportation and marine terminal operations. Before joining BCR, he was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Limited, and has held the position of President and Chief Executive Officer of the PTI Group Inc. and Dreco Energy Services Ltd. He was appointed Queen’s Counsel in Alberta in 1991. He is a director of the following public corporations: Canadian National Railway Company, which is listed on the TSX and the NYSE, Capital Power Corporation, which is listed on the TSX and Canadian Western Bank, which is listed on the TSX, (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards”). On December 31, 2018, Mr. Phillips retired as the Chairman and a director of Maxar Technologies Ltd. (formerly known as MacDonald Dettwiler & Associates Ltd.) and served as a director of Maxar Technologies Inc., its new U.S. parent company, from January 1, 2019 to May 13, 2020. Mr. Phillips holds a B.Sc. (Chemical Engineering) and an LL.B., both from the University of Alberta. In his capacity as Lead Director he serves as Chair of the Governance & Nominating Committee. Mr. Phillips is also a member of the Human Resources & Compensation Committee.

Key Areas of Expertise and Experience:

	Strategic Leadership Senior Executive Industry Experience		Human Resources & Compensation Board Experience

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Human Resources & Compensation	3 of 3	100
	Governance & Nominating	4 of 4	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	87,927,088	5,684,534	94

Current Other Public Board Memberships

  Canadian National Railway Company            Canadian Western Bank

  Capital Power Corporation

Past Public Board Memberships (2016 – 2021)

  Maxar Technologies Ltd.                                Precision Drilling Corporation

Securities held and total market value as at March 2, 2022:

Shares	11.000
DS Units	17,138
Total market value of securities	$3,553,267
Meets share ownership target	Yes

JANICE G. RENNIE Director since April 28, 2004 Age: 64 Place of Residence: Edmonton, Alberta, Canada Independent

Janice G. Rennie who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant. She was elected as a Fellow of the Chartered Accountants in 1998. Ms. Rennie has chaired or been a member of several audit committees of public companies in the past and currently is chair of the audit committee of Major Drilling Group International Inc. From September 7, 2004 to September 9, 2005 she was the Senior Vice - President, Human Resources and Organizational Effectiveness of EPCOR Utilities Inc., a provider of energy, water and energy-related services and products that is solely owned by the City of Edmonton, on whose board she previously served for over 10 years and rejoined as a director in 2017 and currently serves as the Chair of its board. She currently serves as a director of Major Drilling Group International Inc., which is listed on the TSX (see “Our Corporate Governance Policies and Procedures - Serving on Other Boards”). Ms. Rennie was formerly a director of Methanex Corporation, Teck Resources Ltd. and WestJet Airlines Ltd. Ms. Rennie earned a Bachelor of Commerce Degree from the University of Alberta. Ms. Rennie is also the former Chair of the Provincial Audit Committee of Alberta. In recognition of her career achievements, in 2022, Ms. Rennie was also recognized by CPA Alberta with the Lifetime Achievement Award.

Key Areas of Expertise and Experience:

	Financial Literacy Capital Markets Human Resources & Compensation	Board Experience Sustainability, Climate Change & Social Responsibility

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Audit	5 of 5	100
	Human Resources & Compensation	3 of 3	100
	Governance & Nominating	4 of 4	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	90,661,597	2,950,025	97

Current Other Public Board Memberships

  Major Drilling Group International Inc.        EPCOR Utilities Inc.

Past Public Board Memberships (2016 – 2021)

  Methanex Corporation

Securities held and total market value as at March 2, 2022:

Shares	1,000
DS Units	20,725
Total market value of securities	$2,743,433
Meets share ownership target	Yes

GILLIAN D. WINCKLER Director since April 19, 2017 Age: 59 Place of Residence: Vancouver, B.C., Canada Independent

Gillian D. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector. Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia, as its Chief Executive Officer and President. Ms. Winckler held this position, as well as Chief Financial Officer for a brief period of three years until the company was acquired in June 2015. Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession. Ms. Winckler is a Chartered Accountant (South Africa), with a B.Sc. and B.Commerce (Honours) obtained in South Africa. Ms. Winckler also obtained an ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D). Ms. Winckler currently is the Chair of the Board of Directors of Pan American Silver Corp., which is listed on the TSX and The NASDAQ Stock Market, and a director of FLSmidth & Co. A/S, a Danish engineering company, which is listed on The NASDAQ OMX Exchange Copenhagen. Ms. Winckler is a member of the Audit Committee and the Health, Safety & Environment Committee.

Key Areas of Expertise and Experience:

	Senior Executive Financial Literacy Geographic Expertise		Environment, Health & Safety Sustainability, Climate Change & Social Responsibility

	Board and Committee memberships and attendance record in 2021:
		Attendance	% Overall
	Board	7 of 7	100
	Audit	5 of 5	100
	Health, Safety & Environment	2 of 2	100

	Voting results of 2021 annual meeting of Shareholders:

	Votes for	Votes withheld	% Votes For

Number of votes	93,526,258	85,364	99

Current Other Public Board Memberships Pan American Silver Corp. FLSmidth & Co. Past Public Board Memberships (2016 – 2021) None Securities held and total market value as at March 2, 2022:

Shares	1,750
DS Units	7,016
Total market value of securities	$1,106,970
Meets share ownership target	Yes

Each nominee has consented to act as a Director if elected. We do not contemplate that any proposed nominee will be unable to serve as a Director, but if for any reason that occurs before the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Board Renewal

The Board recognizes the need for, and benefits of, introducing new and diverse characteristics and perspectives at the Board level, and it also understands the importance of having continuity of institutional and industry knowledge and experience. Our Board renewal process is designed to achieve and maintain a balance between those considerations.

The Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as Directors to our Board. In identifying potential Director candidates, the Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, Board dynamics and personal characteristics. In addition, the Governance Committee considers diversity in perspective arising from personal, professional or other attributes and experiences when identifying potential Director candidates. Desirable individual characteristics of nominees include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our Shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.

In 2015, the Governance Committee implemented the first phase of the Board renewal process by searching for and identifying two suitable candidates for nomination as Directors. As part of this process, the Governance Committee engaged an outside search firm and also sought input and advice from current Directors and our executive management. The major criteria adopted by the Governance Committee for candidates were: (a) chief executive officer experience; (b) experience in a cyclical, capital-intensive industry; (c) strong strategic thinker; and (d) representing diverse background and experience.

As a result of this process, in 2016, Reid Carter and John Floren were identified as nominees to the Board and they were elected as Directors at the 2016 annual meeting of Shareholders.

In 2016, the Governance Committee implemented the second phase of the Board renewal process through continuing efforts to search for and identify additional suitable candidates. As a result, the Governance Committee identified Brian Kenning and Gillian Winckler as important additions to the Board and they were elected as Directors at the 2017 annual meeting of Shareholders. Additionally, as part of the second phase of this process, Clark Binkley, Duncan Gibson and Harald Ludwig retired and did not stand for re-election as Directors.

The Governance Committee continues to focus on diversity and inclusion and to accelerate diverse representation on our Board, management and talent across the organization. In connection with the Norbord Acquisition, two independent directors of Norbord, being Marian Lawson and Colleen McMorrow, were added to the Board in 2021.

Further at the conclusion of the 2021 annual shareholders meeting, John Ketcham retired from our Board after serving for six years. Ellis Ketcham Johnson was nominated by management for election as a Director and was elected to the Board at the Company’s annual general meeting held April 20, 2021. This year, Gerry Miller has decided to retire from the Board at the conclusion of the Meeting. As a result, if all the director nominees are elected, five of the 10 of the independent Directors (50%) on the Board and five of the 11 directors (45%) will be women.

To enhance the Board renewal process, the Company has implemented a robust performance review process and employs a skills matrix to identify skills or experience gaps, which was recently updated based on the advice and recommendation of the Governance Committee.

Performance Reviews

The Governance Committee regularly, and not less frequently than annually, reviews the performance of the Board and its Committees. This review has been conducted by way of formal questionnaire and report and by informal interviews and discussions led by the Chair or the Lead Director. The Board performance review also includes a “peer” or individual Director review process. To date, no significant problem with respect to performance of the Board, any Committee or any individual Director has been identified.

Skills Matrix

The Governance Committee uses a skills matrix to assist in the process of identifying suitable additions to the Board. The Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new Directors to fill any gaps.

In February 2022, on the recommendation of the Governance Committee, the Board adopted changes to the skills matrix to align with the Company’s strategic direction and the skills and experience desirable for the Board. The Board believes the revised skills matrix is better aligned to meet the current skills and experience for the Board as a dual-listed TSX and NYSE company and the expectations of its Shareholders.

The following skills matrix sets out the skills or experience that the Governance Committee has targeted for Directors.

Target Number
STRATEGIC LEADERSHIP
Experience in strategic management, planning and development, or leading organic or acquisition growth.	5
SENIOR EXECUTIVE
Experience as CEO or senior executive officer of a public company or a major private corporation.	4
FINANCIAL LITERACY
Executive or professional experience in public company financial accounting and reporting with knowledge of internal financial controls.	4
INDUSTRY EXPERIENCE
Senior executive experience in the forest products industry or related industries including building products or home building, or with other significant manufacturing operations, including upstream and downstream supply chain and logistics.	3
GEOGRAPHIC EXPERTISE
Executive, management or other significant experience in organizations with international operations including in those countries in which West Fraser operates.	4

Target Number
RISK MANAGEMENT
Experience identifying, assessing, managing and reporting on corporate risks, including experience with risk management systems.	4
CAPITAL MARKETS
Experience in corporate finance with knowledge of debt and equity markets or experience in investment banking or mergers and acquisitions.	4
GOVERNMENT AND STAKEHOLDER RELATIONS
Experience in, or strong understanding of, public policy related to the forest products industry including community, first nations and shareholder relations.	2
HUMAN RESOURCES AND COMPENSATION
Experience managing or overseeing compensation, benefits and pension programs and executive compensation.	4
Experience with developing or assessing succession planning, talent development and retention.	4
BOARD EXPERIENCE
Prior or current experience as a board member of a major organization (public or private) other than West Fraser.	5
ENVIRONMENT, HEALTH AND SAFETY
Experience in workplace health and safety practices and protection of the environment, including the requirement for a strong safety culture.	4
SUSTAINABILITY, CLIMATE CHANGE AND SOCIAL RESPONSIBILITY
Experience in or with sustainability, climate change, diversity, equity and inclusion and social responsibility programs.	4
TECHNOLOGY
Experience with technology programs and systems, including emerging technologies, information technology systems and/or cybersecurity.	2

The key skills and experience of each Director are also set out in the table under the heading “Information Regarding Nominees for Election as Directors”. The Board is of the view that the minimum target levels have been achieved by the current Board and will be achieved assuming all nominees described above are elected at the Meeting.

Board Tenure

The Company does not have term limits for its Directors, as the Board is of the view that term limits are arbitrary and can result in the removal or exclusion of valuable and experienced Directors solely because of length of service. For similar reasons, in September 2016, the Board considered the continued use of an age limitation for Directors and determined that its continuation was no longer appropriate nor in the best interests of the Company. The Board believes that arbitrary age or term limits can be detrimental to the Company by excluding experienced and valuable candidates with the accompanying loss of continuity and institutional knowledge. Such belief is consistent with the positions of a number of governance and advisory groups.

The decision to not have term limits and to eliminate the age limitation was based upon the Board’s belief that Directors should be assessed on their ability to make meaningful contributions. The Company undertakes regular and rigorous reviews of Board, Committee and Director performance and skills as part of evaluating the overall performance of the Board, Committees and the contributions made by each Director. The Company’s annual performance review and skills assessment is a more meaningful way to evaluate and assess Director performance, and a more effective way to maintain an appropriate balance between the benefits of new and diverse characteristics and perspectives and ensuring there is continuity of institutional and industry knowledge and experience. The Board has demonstrated the effectiveness of its approach.

Over the past five years, the Company identified and added seven new Board members and four of its long-term serving Board members retired, in addition to Ted Seraphim who retired as our CEO and as a Director in 2019 and Ray Ferris who was appointed our CEO and a Director on Ted’s retirement. The Board is composed of members with an appropriate mix of Directors who are new to the Company, and who bring fresh perspectives, including those with institutional knowledge and experience. With the conclusion of the Meeting, Gerry Miller will also be retiring from the Board.

The following table shows the tenure of the Directors standing for election at the Meeting (and assumes all proposed Director nominee candidates are elected):

Board Tenure
Tenure	Number of Directors	% of Directors
0 to 1 years	1	9
1 to 5 years	7	64
6 to 10 years	0	0
11 years and over	3	27

Upon election, these Directors will have an average tenure of approximately 7.8 years.

Director Compensation

The HR&C Committee regularly reviews our Director compensation policy and, following a review in December 2018 and October 2021 of director compensation programs of our peers, approved a number of changes to Director compensation. The Board adopted a fixed fee Director compensation structure, which, effective October 1, 2021, consists of the following:

Annual base retainer	$90,000[1]
Annual equity retainer	$110,000 in DS Units
Annual Committee Chair retainer[2]	$20,000 per Committee
Lead Director annual retainer	$30,000
Chair annual retainer[3]	$200,000

1.    Each Director may elect once each year that up to 100% of the annual base retainer and other retainers be paid in DS Units.

2.    For each Chair of the Audit Committee, Governance Committee, Health, Safety & Environment Committee and the HR&C Committee.

3.    Exclusive of annual base and equity retainers.

Directors are not paid separate meeting fees or fees for Committee membership and are not provided a travel allowance. The HR&C Committee believes that this compensation structure is consistent with current governance best practices and emphasizes that the role of a corporate Director is not confined to attendance and participation at meetings. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or Committee meetings or otherwise on Company business.

Under our Equity Holding Requirements Policy, the minimum shareholding requirement for each Director is a multiple of three times the aggregate of a Director’s annual base retainer and annual equity retainer, as described in further detail under the heading “Minimum Equity Holding”. If a Director’s equity ownership exceeds this threshold, that Director has the right to elect to receive cash in lieu of their annual equity retainer payable in DS Units.

The Company has a DSU Plan which provides a structure for Directors to accumulate an equity-like holding in the Company. The DSU Plan allows Directors to participate in our growth by providing a deferred payment based on the value of a Common share at the time of redemption. Each Director may elect to receive up to 100% of their annual retainers in DS Units and must receive DS Units in payment of the annual equity retainer, unless the Director has achieved the minimum shareholding requirement and elected to receive cash in lieu of DS Units in payment of the annual equity retainer (see “Minimum Equity Holding”). The DS Units are issued based on the weighted average trading price of the Common shares on the TSX during the five trading days prior to their issue. Additional DS Units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. DS Units are redeemable only after a Director retires, resigns or otherwise leaves the Board and has ceased to fulfill any other role as an officer or employee of the Company. A holder of DS Units may on redemption elect to redeem DS Units in cash or in Common shares, or a combination of cash and Common shares. The redemption value for each DS Unit a Director has elected to be redeemed in cash is the weighted average of the trading price on the TSX of a Common share over the last five trading days ending on the date of redemption. DS Units qualify as equity for the purposes of the minimum equity holding requirement for Directors.

In addition, Ms. Lawson and Ms. McMorrow continue to hold Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and are to be paid out in reference to Common shares, in accordance with the terms of the Norbord Acquisition. The Norbord DSUs operate in a similar fashion to the DS Units. See “Norbord RSU Plan and DSU Plans”.

The Company has a Directors’ Share Compensation Plan (the “Compensation Plan”), the purpose of which is to enable each Director to participate in our growth by receiving Common shares in lieu of cash for services performed as Directors. Under the Compensation Plan, Common shares are issued after each quarter at a price per share equal to the weighted average of the trading price for the Common shares on the TSX for the last five trading days in the quarter. The maximum number of Common shares that may be allotted for issuance under the Compensation Plan and the DSU Plan is 100,000. No Common shares were issued to Directors during 2021 under the Compensation Plan. As at December 31, 2021, 92,120 DS Units were held by the Directors that could be redeemed for Common shares should a Director who retires, resigns or leaves the Board elect to redeem DS Units for Common shares instead of cash. No DS Units were redeemed for Common shares in 2021.

Total Director Compensation

2021

Name	Fees earned[1] ($)	Share- based awards[2] ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Hank Ketcham	357,500	91,250	Nil	Nil	Nil	Nil	448,750
Reid E. Carter	98,750	91,250	Nil	Nil	Nil	Nil	190,000
John N. Floren	98,750	91,250	Nil	Nil	Nil	Nil	190,000
Ellis Ketcham Johnson	60,278	65,278[3]	Nil	Nil	Nil	Nil	125,556
Brian G. Kenning	98,750	91,250	Nil	Nil	Nil	Nil	190,000
Marian Lawson[4]	79,167	84,166	Nil	Nil	Nil	Nil	163,333
Colleen M. McMorrow[4]	79,167	84,166	Nil	Nil	Nil	Nil	163,333
Gerry Miller	86,250	91,250	Nil	Nil	Nil	Nil	177,500
Robert L. Phillips	136,250	91,250	Nil	Nil	Nil	Nil	227,500
Janice G. Rennie	86,250	91,250[3]	Nil	Nil	Nil	Nil	177,500
Gillian D. Winckler	86,250	91,250	Nil	Nil	Nil	Nil	177,500

1.

The amount represents the total fees earned during 2021, other than the annual equity retainer which is included in the Share-based awards column of this table. These amounts were paid either in cash or DS Units as described in the following chart. Effective October 1, 2021, the Director compensation structure was revised and updated. The total Director compensation shown in this table, including fees earned and share based rewards, reflects the total fees earned under the previous structure until September 30, 2021 and the new structure starting October 1, 2021.

2.

DS Units granted at the end of each quarter in payment of the annual equity retainer are valued based on the weighted average trading price of the Common shares on the TSX for the last five trading days of the quarter.

3.	This amount was paid in cash rather than DS Units given that the individual Director achieved the minimum equity holding requirement (see “Minimum Equity Holding”) and elected to receive cash.
4.	Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition.

Payment of 2021 Compensation

Name	Cash[5]	DS Units1 5
Hank Ketcham	$357,500	$91,250
Reid E. Carter	$91,250	$98,750
John N. Floren	$98,750	$91,250
Ellis Ketcham Johnson[2]	$125,556	Nil[4]
Brian G. Kenning	$98,750	$91,250
Marian Lawson[3]	Nil	$163,333
Colleen M. McMorrow[3]	Nil	$163,333
Gerry Miller	$113,750	$63,750
Robert L. Phillips	$136,250	$91,250
Janice G. Rennie	$177,500	Nil[4]
Gillian D. Winckler	$60,000	$117,500

1.	DS Units are granted quarterly based on the weighted average trading price of the Common shares on the TSX for the last five trading days of the quarter.
2.	Ms. Johnson was appointed to the Board on April 20, 2021.
3.	Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition.
4.	This amount was paid in cash rather than DS Units given that the individual Director achieved the minimum equity holding requirements (see “Minimum Equity Holding”) and elected to receive cash.
5.

Effective October 1, 2021, the Director compensation structure was revised and updated. The Director compensation shown in this table reflects the total payments made under the previous structure until September 30, 2021 and the new structure starting October 1, 2021.

Direct and Indirect Share and Other Holdings of Current and Proposed Directors

(as at March 2, 2022)

	Shares[1]	DS Units
Hank Ketcham[2]	395,896	933
Reid E. Carter	3,000	11,798
Ray Ferris[3]	39,452	Nil
John N. Floren	Nil	7,962
Ellis Ketcham Johnson	1,004,990	Nil
Brian G. Kenning	1,200	6,144
Marian Lawson[4]	Nil	3,242
Colleen McMorrow[4]	Nil	2,606
Gerry Miller	6,142	14,755
Robert L. Phillips	11,000	17,138
Janice G. Rennie	1,000	20,725
Gillian D. Winckler	1,750	7,016

1.	Includes Common shares and Class B Shares.
2.	Does not include 3,912,718 Common shares and 1,743,228 Class B Shares held by Ketcham Investments, Inc. See “Voting Securities and Principal Shareholders” for a description of such shareholdings.
3.	Mr. Ferris also holds Options and Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units.
4.

Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in column for DS Units held by Ms. Lawson and Ms. McMorrow include Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord RSU Plan and DSU Plans”.

As at March 2, 2022, based on the closing price of the Common shares on the TSX (the “Closing Price”) of $126.28, the total value of all Shares, exercisable Options and DS Units held by each current Director is as follows:

Value of Shares and DS Units Held by Current and Proposed Directors

(as at March 2, 2022)

Name	Shares ($)	DS Units ($)	Total Value ($)
Hank Ketcham	49,993,747	117,819	50,111,566
Reid E. Carter	378,840	1,489,851	1,868,691
Ray Ferris[1]	4,981,999	Nil	4,981,999
John N. Floren	Nil	1,005,441	1,005,441
Brian G. Kenning	151,536	775,864	927,400
Ellis Ketcham Johnson	126,910,137	Nil	126,910,137
Marian Lawson[2]	Nil	409,400	409,400
Colleen McMorrow[2]	Nil	329,086	329,086
Gerry J. Miller	775,612	1,863,261	2,638,873
Robert L. Phillips	1,389,080	2,164,187	3,553,267
Janice G. Rennie	126,280	2,617,153	2,743,433
Gillian D. Winckler	220,990	885,980	1,106,970

1.	Mr. Ferris also holds Options and Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units.
2.

Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in the column for DS Units held by Ms. Lawson and Ms. McMorrow include Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord RSU Plan and DSU Plans”.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

As of March 2, 2022, a total of 103,366,141 Common shares and 2,281,478 Class B Shares were issued, each carrying the right to one vote. Our Class B Shares are equal in all respects to our Common shares and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and the NYSE, while our Class B Shares are not listed for trading. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Shares on a separate class-by-class basis.

The Directors have fixed the close of business on March 2, 2022 as the record date for the Meeting, being the date for the determination of the Registered Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

To the knowledge of the Directors and the Named Executive Officers (as defined in this Circular under the heading “Executive Equity Holding Requirements”), the only persons who, as at March 2, 2022, beneficially own or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to any class of our voting securities are as follows:

Name of Beneficial Holder	Title of Class	Amount Beneficially Owned or Controlled	% of Class	% of Total Votes
Ketcham Investments, Inc.[1]	Common shares Class B Shares	3,912,718 1,743,228	3.79 76.41	3.70 1.65 5.35[3]
Tysa Investments, Inc.[2]	Common shares Class B Shares	3,887,792 333,066	3.76 14.60	3.68 0.32 4.00[3]

1.

Ketcham Investments, Inc. is controlled by three separate families related to Hank Ketcham, our Chair. Hank Ketcham’s immediate family owns an approximately 22% interest in Ketcham Investments, Inc. and Hank Ketcham is one of four directors on its board and has advised that he does not exercise independent control or direction over Ketcham Investments, Inc. or the Shares of the Company owned by Ketcham Investments, Inc.

2.	Tysa Investments, Inc. is controlled by William P. Ketcham, one of our former Directors.
3.

In connection with the Norbord Acquisition, we issued 54,484,188 Common shares to the shareholders of Norbord which resulted in the reduction of the percentage of total voting rights owned or controlled by Ketcham Investments, Inc. and Tysa Investments, Inc.

Share Repurchases

On February 23, 2022, we commenced a normal course issuer bid (the “2022 NCIB”), allowing us to acquire an additional 10,194,000 Common shares for cancellation until the 2022 NCIB’s expiry on February 22, 2023. The 2022 NCIB represents approximately 10% of the Common shares in the public float as at February 14, 2022. As at March 2, 2022, 292,403 Common shares have been purchased under the 2022 NCIB.

Last year, on February 17, 2021, we commenced a normal course issuer bid (the “2021 NCIB”), allowing us to acquire 6,044,000 Common shares for cancellation until the 2021 NCIB’s expiry on February 16, 2022. The 2021 NCIB represented approximately 5% of the Company’s issued and outstanding Common shares as at February 8, 2021. Effective June 11, 2021, we amended the Company’s 2021 NCIB to increase the authorization to purchase up to 9,582,470 Common Shares for cancellation, which represented 10% of the public float as at February 8, 2021. At expiry, 7,340,311 Common shares have been purchased under the 2021 NCIB.

On July 12, 2021, we also commenced a substantial issuer bid (the “SIB”), under which the Company offered to purchase from shareholders for cancellation up to $1.0 billion of Shares. The SIB was made by way of a “modified Dutch auction” procedure with a tender price range from $85.00 to $98.00 per share.

The SIB expired on August 17, 2021, and the Company took up and purchased for cancellation a total of 10,309,278 Shares at a price of $97.00 per Share for an aggregate purchase price of $1.0 billion. The Shares purchased represented approximately 8.7% of the total number of West Fraser’s issued and outstanding Shares and Class B Shares at the time the SIB was announced in early July 2021. For the duration of the SIB, we suspended share repurchases under our 2021 NCIB, but resumed after the expiration of the SIB.

Shareholders may obtain a copy of the notices filed with the TSX in relation to the 2022 NCIB, 2021 NCIB or the SIB, free of charge, by contacting Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development at (416) 777-4426 or by email at shareholder@westfraser.com.

APPOINTMENT OF THE AUDITOR

Our current Auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of 700 - 250 Howe Street, Vancouver, B.C. PricewaterhouseCoopers LLP has been our Auditor for more than six years.

The Auditor is appointed by the Shareholders, performs its role as the Auditor of our annual financial statements on their behalf, and reports the results of the audit to them. In order to assure the Shareholders that the audit is effective, the Auditor is required to confirm to the Audit Committee its independence from our management in connection with the audit. PricewaterhouseCoopers LLP has confirmed its independence from our management in connection with the audit of our consolidated financial statements for the years ended December 31, 2021 and December 31, 2020.

All services provided by the Auditor are subject to the pre-approval of the Audit Committee through established procedures and a written policy. Management provides regular updates to the Audit Committee of the services that the Auditor undertakes on the Company’s behalf. As part of its mandate, the Audit Committee manages the Company’s relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor.

During 2021, the Audit Committee met with the Auditor and members of management to review the overall scope and specific plans for the audit of our consolidated financial statements. In addition, the Auditor was engaged to review our unaudited quarterly consolidated financial statements and earnings releases and discussed these with management and the Audit Committee during the relevant quarters. Representatives of the Auditor meet with the Audit Committee in the absence of management representatives as part of each regularly scheduled meeting of the Audit Committee.

The Auditor, the Audit Committee and management maintain regular and open communications regarding the audit of our financial statements. No disagreement arose among the Auditor, the Audit Committee and our management on any matter affecting the audit of our financial statements.

For the years ended December 31, 2021 and 2020, the fees for audit, audit-related, tax and all other services provided to the Company by PricewaterhouseCoopers LLP were the following:

Fees (in USD$ thousands)	2021	2020
Audit[1]	1,734	763
Audit-related[2]	249	11
Tax[3]	250	212
All other[4]	36	-

1.

Audit fees relate to the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries and represent actual and estimated fees related to fiscal year ends. Amounts are billed and paid in Canadian dollars and have been translated to United States dollars, using the average exchange rate for the respective years noted. Certain amounts related to 2020 have been reclassified to conform to the current year presentation.

2.	Audit–related fees include employee benefit audits, services associated with registration statements, prospectuses, and other documents filed with securities regulators, and due diligence assistance.
3.	Tax fees relate to tax compliance, tax advice, and tax planning services.
4.	All other fees relate to fees in connection with translation services.

For additional information concerning the Audit Committee and its members see “Audit Committee” in the Annual Information Form, which is available at www.sedar.com and www.sec.gov/edgar.shtml under the Company’s profiles.

AMENDMENT OF THE CORPORATE ARTICLES

At the Meeting, the Company is seeking Shareholder approval for amendments to the Company’s Articles to (i) increase the quorum requirements to one-fourth of the votes eligible to be cast at the Meeting from the present one-tenth; and (ii) provide for additional delivery methods for a notice provided pursuant to the Articles.

Increase in Quorum

Section 26 of the Company’s existing Articles currently sets the quorum for the transaction of business at a meeting of Shareholders at two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least one-tenth of the issued shares entitled to be voted at the Meeting. The Company recognizes that the quorum requirement for meetings of Shareholders should encourage wide-ranging participation from all Shareholders. At the Meeting, the Shareholders will be asked to consider and, if thought advisable, to approve by special resolution an alteration to the Articles to increase such quorum from one-tenth to one-fourth. The Board believes that an increase to the quorum requirements is consistent with the current corporate governance practices of similar other dual-listed issuers. This increased quorum threshold is set at a level high enough to ensure that a broad range of Shareholders are represented in-person or by proxy, but low enough that the Company may still transact its necessary business.

Additional Notice Methods

Section 88 of the Company’s existing Articles currently provides that a notice may be given or a document delivered by the Company to a member or Director, either personally or by sending it through the post to them in a prepaid letter, envelope or wrapper addressed to the member or Director at their registered address. The Board believes that the provision of additional methods for delivery of notices will ensure that the Company can take advantage of modern forms of communication (e.g. e-mail, fax, scanning, etc.) particularly given increased emphasis on such mediums during the course of the COVID-19 pandemic. The Board believes that the provision of additional methods for delivery of notices is in the best interests of the Company as it is consistent with corporate governance best practices.

The proposed special resolution to be passed at the Meeting is as follows:

“Resolved, as a special resolution, that:

1.                The quorum requirement in the Company’s Articles be amended by deleting the reference to “one-tenth” from Article 26 and adding “one-fourth” to Article 26 in its place;

2.                The Company’s Articles be amended by adding thereto Article 88A, a copy of which is attached as Schedule “A” to the information circular of the Company dated March 8, 2022;

3.             Any one Director or officer of the Company be authorized and directed to execute and deliver all such documents and instruments, and to do such further acts, as in such person’s opinion may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

4.              The Directors be and are authorized to revoke this special resolution before it is acted on without further approval of the Shareholders.”

In accordance with the Company’s Notice of Articles and the Act, an alteration of the Company’s Articles requires the approval of at least three quarters of the votes cast in person or represented by proxy at the Meeting. Accordingly, Shareholders will be asked at the Meeting to vote on the above special resolution to approve the alteration of the Company’s Articles to increase the quorum requirements and to include the additional notice methods, and such special resolution must be approved by a special majority of at least 75% of the votes cast on such resolution by the Shareholders present in person or represented by proxy at the Meeting.

Management and the Board have concluded that the amendment of corporate Articles is in the best interests of the Company and its Shareholders. Accordingly, management and the Board recommend that Shareholders vote FOR the special resolution to amend the corporate Articles. The management proxyholders intend to vote FOR the special resolution, except in relation to Shares held by a Shareholder who instructs otherwise.

Other than the aforementioned amendments all other provisions of the Articles shall remain unchanged and in full force and effect. A copy of the existing version of the Articles is available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website at www.westfraser.com.

APPROVAL OF THE U.S. ESPP

At the Meeting, the Company is seeking Shareholder approval of the Company’s U.S. ESPP for U.S. employees in order to qualify as an “employee stock purchase plan” under Section 423 of the Code by way of an ordinary resolution.

Background

The Company adopted an employee share purchase plan for its Canadian employees (the “Canadian ESPP”) in 1997. The Canadian ESPP is intended to provide eligible employees of the Company and its subsidiaries with opportunities to acquire Shares of the Company.

The expansion of the Company’s operations in the United States, the acquisition of Norbord and the listing of the Company’s Shares on the NYSE have all increased the focus of the Company’s business in the United States. In order to provide the Company’s U.S. employees with comparable opportunities to its Canadian employees, the Board of Directors of the Company approved the adoption of the U.S. ESPP on June 11, 2021. The purpose of the U.S. ESPP is to provide employees of the Company and participating subsidiaries added incentive to promote the best interests of the Company by permitting eligible employees to acquire Shares through payroll deductions at a discount to the current market price.

The Company will acquire Shares under the U.S. ESPP through market purchases on the NYSE. The Company does not intend to issue any Shares from treasury under the U.S. ESPP, and is not seeking shareholder approval to do so. The U.S. ESPP is not considered to be a “securities based compensation arrangement” under TSX rules.

The U.S. ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. In order for the plan to qualify as an “employee stock purchase plan” under the Code, the Shareholders of the Company must approve the U.S. ESPP within 12 months of the adoption by the Board. Accordingly, the Company is seeking approval of the U.S. ESPP by shareholders at the Meeting in order to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Material Features of the U.S. ESPP

The following summary of the material features of the U.S. ESPP is qualified in its entirety by the complete text of the U.S. ESPP, which is attached to this Circular as Schedule “B”.

Administration

The U.S. ESPP is administered by the Board of Directors (the “Plan Administrator”), with the assistance of the HR&C Committee. The HR&C Committee has full power and authority to interpret and administer the U.S. ESPP, to establish rules and regulations relating to the U.S. ESPP, and to make all other determinations it deems appropriate for the proper administration of the U.S. ESPP.

Plan Components

The U.S. ESPP includes two components:

(a)

a component intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “423 Component”), the provisions of which shall be construed so as to extend and limit participation in a uniform and nondiscriminatory manner consistent with the requirements of the Code; and

(b)

a component that does not qualify as an “employee stock purchase plan” under Section 423 of the Code (the “Non-423 Component”), under which options shall be granted pursuant to rules, procedures or sub-plans adopted by the Committee designed to achieve tax, securities laws or other objectives for eligible employees.

It is anticipated that the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Stock Subject to the U.S. ESPP

The maximum number of Shares which may be purchased or issued under the U.S. ESPP is 1,800,000 Common shares, subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or the capital structure of the Company. Shares may not be issued under the U.S. ESPP without further shareholder approval, and the Company is not seeking approval of shareholders to permit the issuance of Shares under the U.S. ESPP at this time. Accordingly, it is anticipated that all Shares purchased under the U.S. ESPP will be purchased on the NYSE in the manner described below. The 1,800,000 Shares under the ESPP represent less than 2% of the Company’s issued and outstanding shares.

Eligibility

Participation in the U.S. ESPP is generally available to all U.S. employees of the Company and its designated U.S. subsidiaries, subject to certain limitations imposed by Section 423 of the Code. An employee who satisfies the eligibility requirements of the Plan is referred to as a “Participant”. To be an eligible Participant, an employee must be regularly scheduled to work at least 20 hours per week and for more than five months per calendar year. Under the Code, no employee will be entitled to participate in the U.S. ESPP if such employee would own Shares with 5% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries.

Offering Period

Under the U.S. ESPP, options to purchase shares are granted to Participants for offering periods designated by the Committee (“Option Periods”). The U.S. ESPP provides that these Option Periods will be quarterly periods commencing on the first day of each calendar quarter and ending on the last day of each calendar quarter. The Committee has the authority to vary these Option Periods provided that, in conformance with the rules under Section 423 of the Code, in no event shall any offering period exceed a period of 27 months.

Options under the U.S. ESPP

On the first day of each Option Period, each Participant will be deemed to have been granted an option (an “Option”) to purchase on the last date of the offering period (the “Exercise Date”) a number of full and fractional Shares determined by dividing (i) the Participant’s payroll deductions accumulated prior to such Exercise Date and retained in the Participant’s purchase account as of the applicable Exercise Date, by (ii) an amount equal to 85% of the fair market value of a Common share on the Exercise Date (the “Purchase Price”). Fair market value means the weighted average purchase price for the Common shares acquired on the NYSE on the relevant date; or, if the Common shares are no longer listed on the NYSE, the weighted average purchase price for Common Shares acquired on such other exchange on which the Shares are listed. No Participant will be granted Options to purchase more than 5,000 Shares during any offering period.

Purchase of Shares under Options

Each Option granted to a Participant under the U.S. ESPP will be exercised automatically on the last business day of each offering period and the maximum number of Shares subject to the Option shall be purchased for such Participant at the applicable Purchase Price with the payroll deductions accumulated during the Purchase Period in his or her purchase account. The Company will satisfy the exercise of all Participants’ Options for Shares through the purchase of Shares on the NYSE on the open market through an independent broker retained by the Administrative Agent (defined below).

Purchase Accounts

The Company has appointed a trust company as the administrative agent (the “Administrative Agent”) to administer the U.S. ESPP pursuant to an administrative agreement entered into with the Administrative Agent. The Administrative Agent will establish a purchase account for each Participant and will record in each purchase account (i) accumulated payroll deductions in the Participant’s purchase account, (ii) the number of Shares credited to the Participant’s purchase account upon each Option exercise, and (iii) the amount of any expenses, if any, allocated to such purchase account.

Annual Purchase Limit

No employee may purchase any Shares under all employee stock purchase plans of the Company and its related corporations at a rate that exceeds $15,000 per calendar year.

Adjustments

In the event of certain changes in the capitalization of the Company, as provided for in the U.S. ESPP, the maximum number of Shares available for purchase under the U.S. ESPP, the purchase price, and the number of Shares covered by each outstanding Option under the U.S. ESPP will be appropriately adjusted by the Board or the HR&C Committee, whose determination will be final, binding, and conclusive.

Amendments

The Board has the right to terminate, suspend or amend the U.S. ESPP at any time, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, Shareholder approval must be obtained for any amendment that (1) increases the number of Shares reserved for issuance, except in connection with adjustment provisions provided in the plan, (2) decrease the Purchase Price payable for the Shares under the U.S. ESPP, (3) increases effective matching contribution provided by the Company to an amount greater than 15% or (4) deletes or reduces the range of amendments requiring Shareholder approval.

Term of the ESPP

The U.S. ESPP will continue in force until the earlier of (i) a determination of the Board or the HR&C Committee to terminate the plan, and (ii) the ten year anniversary of the adoption of the U.S. ESPP on June 11, 2031.

Registration with the SEC

The Company has filed a registration statement on Form S-8 with respect to the registration of the Shares that may be purchased by Participants under the U.S. ESPP.

Proposed Resolution

The proposed ordinary resolution to be passed at the Meeting is as follows:

“Resolved, as an ordinary resolution, that:

1.	The adoption by the Company of the U.S. Employee Stock Purchase Plan in order to qualify as an “employee stock purchase plan” under Section 423 of the Code is hereby approved, ratified and adopted

2.

Any one director or officer of the Company be authorized and directed to execute and deliver all such documents and instruments, and to do such further acts, as in such person’s opinion may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

3.	The directors of the Company be and are authorized to revoke this ordinary resolution before it is acted on without further approval of the Shareholders.”

Management and the Board have concluded that the U.S. ESPP approval resolution is in the best interests of the Company and its Shareholders. Accordingly, management and the Board recommend that Shareholders vote FOR the ordinary resolution approving the U.S. ESPP. The management proxyholders intend to vote FOR the ordinary resolution, except in relation to Shares held by a Shareholder who instructs otherwise.

ADVISORY RESOLUTION ON THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION (SAY ON PAY)

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our Shareholders on a sustainable basis. As a Shareholder you are asked to consider and approve the following advisory (non-binding) resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in advance of the 2022 annual general and special meeting of the Shareholders of the Company.

Because your Say on Pay vote is advisory, it will not be binding upon the Board. However, the HR&C Committee will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. The Board confirms that the Company’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s “Say on Pay” Policy for Boards of Directors released in September 2010.

We have held advisory votes on our approach to executive compensation at each annual meeting of Shareholders since 2014. In the most recent “Say on Pay” vote in April 2021, 99% of the votes were voted FOR the Company’s approach to executive compensation.

The management proxyholders intend to vote FOR the approval of the advisory (non-binding) resolution on executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise.

OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES

Governance Policy

Our Board believes that sound governance practices are essential to the effective and efficient operation of the Company and to the enhancement of Shareholder value. We established a corporate governance policy (the “Governance Policy”) in 2002 which was updated and re-approved by our Board on December 7, 2021. The Governance Policy is reviewed annually by the Governance Committee which, from time to time, recommends updates and changes to such policy to the Board as may be required. The full text of the Governance Policy may be reviewed on our website at www.westfraser.com.

The following disclosure has been prepared under the direction of our Governance Committee and has been approved by the Board.

Chair of the Board

Hank Ketcham retired from his role as our Executive Chair effective April 19, 2016 and assumed the position of Chair of the Board. Hank Ketcham was appointed our President and CEO in 1985 and assumed the role of Chair of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chair of the Board. Ted Seraphim was appointed our President on April 19, 2012 and also became our CEO on March 1, 2013. As part of our senior leadership transition plan, Ray Ferris replaced Mr. Seraphim as our President on April 19, 2018 and replaced Mr. Seraphim as our CEO on June 30, 2019.

For his duties as Chair of the Board, the Board has approved, on the advice of the HR&C Committee, Hank Ketcham’s annual Chair retainer in the aggregate amount of $200,000 per annum, exclusive of annual Director base and equity retainers. As of May 1, 2016, Mr. Ketcham was permitted to elect to receive all or a portion of his compensation in DS Units. Mr. Ketcham ceased to participate in our Bonus Plan after 2014 and ceased to participate in our long-term incentive plans as of January 1, 2016.

The Board has considered the issue of the Chair’s relationship with management in the context of the need to ensure the Board’s independence from management and has determined that the Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chair is a director and minority shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities and Principal Shareholders”. The Board considers that these relationships assure that the interests of the Chair are closely aligned with Shareholder interests. However, the Board has established the position of Lead Director to ensure that the Board’s independence from management is clear in appearance as well as in fact. The Board has indicated its intention to continue the appointment of a Lead Director until such time as the Board determines that the role is no longer necessary to ensure that the Board’s independence is clear, and its intention is to retain the role of the Lead Director until at least the Company’s annual meeting of Shareholders in April 2022 (see “Composition of the Board – Independence”).

The Board has developed a formal position description for the position of Chair of the Board, which provides that the Chair of the Board leads the Board in its supervision of the business and affairs of the Company and its oversight of management. The responsibilities of the Chair include, among other things: (a) managing the affairs of the Board and monitoring its effectiveness; (b) ensuring that all matters of strategic importance are being dealt with at the Board level during the course of the year; (c) facilitating the Board’s and management’s efforts to promote engagement with, and feedback from, Shareholders and other stakeholders; (d) acting as an advisor to, and principal sounding board for, the CEO; (e) communicating to the CEO any matters arising from the Board’s meetings or meetings with Shareholders and other stakeholders that require management’s attention; and (f) supporting and assisting the Board, the HR&C Committee and the Governance Committee in the evaluation of, and succession planning for, the CEO.

Lead Director

Robert Phillips has been the Lead Director since February 2008. Our Board has indicated its intention to continue the appointment of a Lead Director until such time as it determines that the role is no longer necessary to ensure that the Board’s independence is clear in appearance as well as in fact, and its intention is to retain the role until at least the Company’s annual meeting of Shareholders in April 2022. The Lead Director’s role is to focus on enhancing the effectiveness of the Board and to help ensure that it functions in an independent and cohesive fashion. In addition, the Lead Director participates in setting agendas for Board meetings, chairs meetings of the Governance Committee, acts as a liaison between members of the Board and management when necessary, and ensures that the Board has the resources necessary to effectively carry out its functions.

The Board has adopted a formal position description for the Lead Director, which provides that the Lead Director will facilitate the functioning of the Board independently of management of the Company with the following included as part of the Lead Director’s responsibilities: (a) ensuring the independent Directors meet in-camera in conjunction with regular quarterly meetings of the Board; (b) identifying and addressing any impediments to the Board functioning independently from management of the Company; (c) identifying and addressing any activities that reflect a failure on the part of members of management to understand the independent role of the Board or the boundaries between the responsibilities of the Board and those of management; (d) ensuring that there is a regular evaluation of and assessment of the effectiveness of the

Board, and its individual members and Committees; (e) acting as liaison between members of the Board and management when necessary or appropriate; and (f) co-ordinating feedback to the Chair of the Board.

Governance & Nominating Committee

The Board has established a Governance Committee comprised entirely of independent Directors. The mandate of the Governance Committee is summarized later in this Circular under “Committees of the Board”. The Board, through the Governance Committee, monitors changes to the regulatory, business and investment environments with respect to governance practices and regularly reviews governance issues with a view to ensuring that both our Governance Policy and our actual practices continue to serve the best interests of our Shareholders, employees and other stakeholders.

Majority Voting Policy

In February 2011, the Board reviewed and adopted a majority voting policy on the recommendation of the Governance Committee. The majority voting policy was updated and re-approved by the Board, on the recommendation of the Governance Committee, in February 2018 and again in February 2019, and has been reviewed for corporate governance best practices in each of the past three years, including most recently in February 2021. Under this policy, a Director who is elected in an uncontested election with more votes withheld than cast in favour of their election will be required to tender their resignation to the Chair of the Board. If such a Director refuses to tender their resignation, such Director will not be nominated for election the following year. The resignation will be effective when accepted by the Board, and any Director who tenders their resignation may not participate in the deliberations of either the Committee or the Board which relate to such Director’s resignation. This policy does not apply to an election that involves a proxy contest.

The Governance Committee will convene a meeting and will consider the offer of resignation and make its recommendation to the Board on whether the resignation should be accepted. The Governance Committee will generally be expected to recommend to the Board that it accept the resignation, except in exceptional circumstances. The Board expects that resignations will be accepted unless there are exceptional circumstances that warrant a contrary decision. The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the Shareholders’ meeting at which the election occurred, and a copy of the news release will be provided to the TSX and the NYSE. Management will not re-nominate for re-election any Director who fails to comply with this policy.

In addition, subject to the requirements of the Articles and the BCA, in the event a majority of the members of the Governance Committee receive a greater number of votes withheld than votes for their election, the other Directors will appoint a Committee consisting only of those other Directors and solely for the purpose of considering the tendered resignations and such Committee will convene a meeting and recommend to the Board whether or not to accept these resignations.

Advance Notice Policy

Pursuant to the advance notice policy adopted by the Board on February 13, 2014, and subsequently incorporated as an amendment to our Articles following approval by Shareholders on April 29, 2014, any additional Director nominations for the Meeting must have been received by the Company no later than the close of business on March 22, 2022. No such nominations have been received as of the date of this Circular. If no such nominations are received by the Company prior to such date, management’s nominees for election as Directors set forth above will be the only nominees eligible to stand for election at the Meeting. The advance notice provisions provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors. See our Articles on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar.shtml and our website at www.westfraser.com for the terms of our advance notice provisions.

Code of Conduct

In 2004, the Board approved a code of conduct for the Company and its Directors, officers and employees (the “Code of Conduct”). The Code of Conduct was most recently amended on February 11, 2021 and has been filed on SEDAR under the Company’s profile. The Code of Conduct sets out expectations for compliance with laws, safety and health, environmental stewardship, discrimination and harassment, conflicts of interest, ethical conduct, fair dealing and other areas.

The Code of Conduct also establishes a “whistleblower” procedure for the reporting of potential breaches of the Code of Conduct. On February 13, 2014, the Board approved amendments to the Code of Conduct which included provisions prohibiting certain insiders who are subject to minimum shareholding requirements from purchasing financial instruments designed to hedge or offset any decrease in the market value of our Shares, Options or units, and, on February 18, 2015, the Board approved amendments to the Code of Conduct, which included additional provisions related to the Company’s commitment to human rights and compliance with anti-bribery laws.

On December 11, 2018, the Board approved further amendments to the Code of Conduct to: (a) provide that the Code of Conduct applies to West Fraser’s contractors, consultants, agents and representatives when acting on behalf of West Fraser; (b) emphasize and expand West Fraser’s commitment to environmental stewardship and supporting the communities in which West Fraser operates; (c) bolster our anti-discrimination and anti-harassment policies in order to ensure a work environment free from discrimination and harassment, in particular sexual harassment; (d) expand the anti-bribery and anti-corruption policy both in terms of persons covered and the activities prohibited; and (e) more clearly articulate provisions relating to substance abuse.

In February 2020, the Board approved additional amendments to the Code of Conduct, to align it with current best practices, to provide protection over confidential personal information and to clarify the Company’s expectations regarding the maintenance of Company records and the participation by employees with internal and external investigations.

Further amendments were made to the Code of Conduct in April 2021 for compliance with SEC guidelines that issuers acknowledge the requirement to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with the SEC. At the same time, the whistleblower provision was updated to further clarify the option to report misconduct through the reporting hotline.

The Code of Conduct includes an acknowledgement with respect to compliance to be confirmed by each Director and each member of management. All Directors, members of management and substantially all salaried employees periodically confirm compliance with the Code of Conduct and any instances of non-compliance are reported to the Board. In 2021, no waivers of the application of the Code of Conduct were requested of, or granted by, the Board. The full text of the Code of Conduct may be viewed on our website at www.westfraser.com.

Anti-Trust Policy

On September 8, 2021, the Company adopted the Anti-Trust Policy outlining our commitment to comply with all applicable competition and antitrust laws, which are in place to prevent activities among competitors that could unfairly control the market and harm the consumer and not engage in activities that would reasonably appear to be an unfair trade practice, unreasonable restraint of trade or an attempt to use a dominant position to discourage competition. We expect all our employees, officers and Directors to comply with the Anti-Trust Policy, a full copy which is available at: www.westfraser.com.

Charters

The Board has developed and approved formal charters for each of the Audit, HR&C, Governance, and Health, Safety & Environment Committees as well as formal position descriptions for each of the positions of Chair of the Board, Lead Director and CEO. The charters of these Committees and position descriptions are reviewed annually and revised, as required, by the Board.

On December 11, 2018, the Board approved amendments to the position descriptions of the Chair of the Board, Lead Director and CEO. The Chair of the Board’s general mandate is to ensure the effective and independent conduct of the Board. The Lead Director’s general mandate is to plan and chair meetings of the Governance Committee, and the CEO’s general mandate is to implement the Company’s strategic and operating plans and enhance Shareholder value.

The Governance Committee Charter was updated and re-approved by the Board on December 7, 2021 to include some housekeeping matters.

The Health, Safety & Environment Committee Charter was revised and re-approved by the Board on December 7, 2021.

The Audit Committee Charter is reviewed annually and was revised by the Board in 2017 and was again reviewed and updated in February 2020 to provide, among other things, that the Audit Committee would have oversight responsibility over the information technology, cyber security and information systems risks and on April 20, 2021, following the listing of Common shares on the NYSE, the Audit Committee Charter was further revised for compliance with NYSE rules and regulations and conformity with best corporate governance practices. These changes included certain administrative matters such as setting out the matters under the Audit Committee’s oversight responsibility, other disclosure-oriented process items such as specifying that the Audit Committee will review with management and the Auditor all news releases that contain first time disclosure of significant financial information and certain technical items such as setting out in detail the independence and financial literacy qualifications for Audit Committee members.

On December 10, 2019, the Board reviewed and re-approved the HR&C Committee Charter. The HR&C Committee Charter was further updated on February 11, 2021, to provide for conformity with best practices related to engagement of outside advisors or consultants and the NYSE rules for determination of independence of HR&C Committee members.

The Company continues to review its Committees’ charters for updates and changes as may be required in connection with best practices and regulatory and stock exchanges requirements and will continue to monitor and update its Committees’ charters as necessary to comply with applicable law and current best governance practices.

These materials may be viewed on our website at www.westfraser.com.

Minimum Equity Holding

Under our Equity Holding Requirements Policy, the minimum equity holding requirement for Directors is a number of Shares or DS Units having a value of not less than three times a Director’s total annual base and equity retainers. Based on the current retainer amounts, this would total $600,000.

Shares, DS Units, Norbord DSUs (in the case of Ms. Lawson and Ms. McMorrow) and RS Units held by a Director are eligible to be included in determining whether the minimum equity holding requirement has been met (but Options and PS Units are not eligible). For the purposes of such calculation, Shares, DS Units and Norbord DSUs (in the case of Ms. Lawson and Ms. McMorrow) held by a Director will be valued annually based on the greater of (1) their original cost or grant date value, and (2) the Closing Price on December 31 of the most recently completed financial year (or, if such date is not a trading date, on the last trading date of such year). This policy requires that all Directors meet the minimum equity holding requirement within five years of election or appointment and, if after any annual valuation of a Director’s equity holdings the value of the Director’s holdings fall below the requirement, the Director will have one year to regain compliance.

If a Director exceeds the minimum equity holding requirement, the Director may elect to receive, in lieu of DS Units, all or a designated portion of their annual equity retainer in cash.

For a description of the equity holdings of the Directors as of March 2, 2022, see the chart under the heading “Payment of 2021 Compensation”. The equity holding requirements for senior executives are described under “Executive Equity Holding Requirements”.

Director Equity Holdings

(as at December 31, 2021)

Name	Shares	DS Units	Total	Value[1] ($)	Meets Requirement?

Hank Ketcham	395,896	931	396,827	47,889,082	Yes
Reid E. Carter	3,000	11,773	14,773	1,782,806	Yes
Ray Ferris	39,452	Nil	39,452	4,761,067	Yes
John N. Floren	Nil	7,945	7,945	958,803	Yes
Ellis Ketcham Johnson	1,004,990	Nil	1,004,990	121,282,193	Yes
Brian Kenning	1,200	6,131	7,331	884,705	Yes
Marian Lawson	Nil	3,235[3]	3,235	390,400	No2
Colleen McMorrow	Nil	2,600[3]	2,600	313,768	No2
Gerry Miller	8,142	14,723	22,865	2,759,348	Yes
Robert L. Phillips	11,000	17,101	28,101	3,391,229	Yes
Janice G. Rennie	1,000	20,680	21,680	2,616,342	Yes
Gillian Winckler	1,750	7,001	8,751	1,056,071	Yes

1.	Based on the Closing Price on December 31, 2021 of $120.68. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually.
2.

Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition and are permitted to meet the minimum shareholding requirement within five years of their appointment.

3.

DS Units held by Ms. Lawson and Ms. McMorrow include both DS Units and Norbord DSUs, which have been adjusted by the Exchange Ratio and to be paid in Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord RSU Plan and DSU Plans”.

Mandate of the Board

Our Board has expressly assumed overall responsibility for the stewardship of the Company, including responsibility for: (i) adoption of a strategic planning process and approval of a strategic plan; (ii) identification of the principal risks to our business and implementation of appropriate systems to manage these risks; (iii) succession planning, including appointment, training and monitoring of our senior management; (iv) implementation of a communication policy regarding our disclosure of corporate information; and (v) ensuring the integrity of our internal controls and management information systems including accounting systems.

The Board met seven times in 2021. Independent Directors also met without management at every Board meeting in 2021. During the regularly scheduled meetings, the Board received, reviewed and contributed to management’s strategic planning and operating and capital plans, taking into account identified business opportunities and business risks. In conjunction with the ongoing planning process, the Board regularly reviews, with management, the strategic environment, the emergence of new opportunities and risks, and the implications for our strategic direction.

The Board has, with the advice of management, identified the principal risks to our business and has overseen management’s establishment of systems and procedures to ensure that these risks are monitored. These systems and procedures provide for the effective management of our manufacturing assets, forest resources and financial resources, and compliance with all regulatory obligations. Management prepares and submits annually to the Board a matrix identifying key short-term and long-term enterprise risks together with an analysis of each risk and management’s mitigation strategy. In addition, management regularly reports to the Board on key evolving or new focus risks. The annual risk matrix and the focus risks are reviewed by the Board and consideration is given to any changes in circumstances that could either heighten or diminish the nature of a particular risk. The Board understands that our major risks are associated with safety, the environment, climate change and sustainability, access to raw materials our product end markets, recruitment and retention, and cyber security.

The Board receives and reviews regular reports on our operations, including reports dealing with safety and environmental issues.

The Board is responsible for the supervision of our senior management to ensure that our operations are conducted in accordance with objectives set by the Board. All appointments of senior management are approved by the Board. As part of our planning process, succession planning for senior management positions is regularly reviewed and discussed.

ESG Oversight

Our commitment to sustainability starts at the top and at the Board level. Our Board of Directors is responsible for overseeing overall management and integration of sustainability, climate change and environmental, social, and governance (“ESG”) matters throughout the Company. This includes overseeing sustainability strategies and monitoring the practices of the Company relating to health and safety, workplace diversity, equity and inclusion. The Board’s goal is to ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk. ESG governance, risk oversight and disclosure is a regular topic of discussion at Board and committee meetings.

The Company’s approach to ESG continues to grow and evolve in line with the needs, demands and expectations of its shareholders, regulators and stakeholders. In 2021, the Board and management conducted a comprehensive review of our sustainability and ESG-related approach and evaluated both the best practices and approaches of our peers.

As a result of the review, our Board has delegated oversight of certain ESG responsibilities to its Committees and management, which report their findings and provide recommendations to the Board. As ESG is a cross-functional discipline encompassing a wide range of issues, and thus is relevant to all Committees, different aspects of our ESG performance fall under each of our Committees and management. The Committees work together with management to identify ESG issues most pertinent to the Company’s business and its key stakeholders, and to help develop the policies and processes to integrate ESG into the Company’s long-term strategy and risk management responsibilities.

Oversight of governance-related ESG policies and programs is a responsibility that was specifically added in 2021 to the Charter of the Governance Committee, which also is responsible for monitoring diversity at the Board level, corporate governance practices and compliance with the Code of Conduct. In addition to oversight responsibility for the Company’s annual financial statements and audits, the Audit Committee ensures that financial risks, compliance matters and ethics complaints are properly managed and addressed. The HR&C Committee oversees the goals and risks associated with the Company’s compensation programs and oversight of the equity holding policy and the clawback policy. The Health, Safety and Environment Committee is responsible for, among other things, overseeing the Company’s key environmental and sustainability objectives established by management and the Board and reviewing the Company’s current sustainability report. Furthermore, management reports to the Board on issues related to stakeholder engagement, particularly with respect to relationships with local communities and Indigenous peoples and our actions to meaningfully advance reconciliation.

At the management level, West Fraser’s CEO and executive team are responsible for implementing the Company’s strategy and sustainability targets. The Vice-President, Canadian Woodlands oversees compliance with Canadian forestry regulations and certification. He is responsible for the practice and maintenance of sustainable forest management, strategic issues with regard to forest management-related environmental performance, climate risks and opportunities, and forest carbon. The Senior Vice-President, Western Canada oversees pulp and bioproducts manufacturing, bioenergy development, projects, energy reduction initiatives and greenhouse gas emissions reporting. The Manager, Energy & Bioproduct Development leads corporate initiatives in energy reduction, bioproduct research and development and greenhouse gas emissions reporting. The Vice-President, Corporate and Government Relations is responsible for the company’s sustainability report and regularly engages with federal and provincial governments on climate policy, and the Company’s environmental performance. The Chief Environment and Sustainability Officer assists West Fraser’s operations to meet climate and carbon policy and regulations that may affect the Company or manufacturing facilities.

A snapshot of the Board’s delegated responsibilities to its Committees as related to ESG matters is as follows:

Corporate Disclosure Policy

The Board has, as part of our Governance Policy, approved a corporate disclosure policy (the “Corporate Disclosure Policy”), to be overseen by a disclosure committee (the “Disclosure Committee”) that is intended to ensure that all material information relating to the Company is communicated appropriately to our Shareholders and the public. On February 15, 2022, the Disclosure Policy was revised and the Corporate Disclosure Committee was modified from seven members to a minimum of five members and maximum of seven members, comprised of the CEO, the Vice-President, Finance and CFO and senior leadership from operations, sales and legal as designated by the CEO and the Vice-President and CFO from time to time. Under the Corporate Disclosure Policy, the Disclosure Committee will be responsible for reviewing and approving all material continuous disclosure, including annual and interim financial statements, management discussion and analysis and financial results press releases, other press releases that contain material information or disclosure of first-time significant financial information, information circulars, annual information form, annual reports, prospectuses and other offering or tender documents. The Disclosure Committee will review these materials before they are provided to the Board or the applicable Board committee for review and approval. The Corporate Disclosure Policy may be viewed on our website at www.westfraser.com. In addition to annual meetings of Shareholders, meetings are held from time to time each year between management representatives and various investors, investment analysts, credit rating agencies and financial institutions, all of which are governed by the Corporate Disclosure Policy.

Audit Committee

The Board, through the Audit Committee, is responsible for overseeing our financial reporting and audit process and requiring that management has designed and implemented and maintains an effective system of internal controls and management information systems. The Audit Committee generally meets twice annually with the Auditor to discuss the annual audit. These meetings are in addition to regular meetings, in which the Auditor participates, during which the Audit Committee reviews and approves certain of our quarterly reports. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication, other than those related to the fourth quarter and annual results. At regular meetings, the Audit Committee also meets separately and in-camera with the Auditor without management and separately and in-camera with management without the Auditor. The Audit Committee has complete and unrestricted access to the Auditor.

In 2021, the Audit Committee focused on these key areas:

•	reviewing significant accounting and financial reporting issues and assessing the appropriateness of our financial reports;

•	overseeing and assessing the adequacy and effectiveness of our internal control procedures over annual and interim financial reporting;

•	managing our relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor;

•	reviewing with management the adequacy and effectiveness of our systems for monitoring compliance with financial reporting and disclosure laws, including disclosure controls and procedures;

•

overseeing compliance with our Code of Conduct and the process through which complaints are received and dealt with, including confidential and anonymous submissions and those that are of a sensitive or “whistleblower” nature; and

•	identifying and overseeing our principal information technology, cyber security, information security and information technology networks and information systems risks.

In order to provide reasonable assurance that our financial reporting is complete, fairly presented and employs appropriate accounting principles, the Audit Committee reviews the following documents with management and the Auditor and recommends them to the Board for approval:

•	annual and interim financial statements and reports; and

•	the related management’s discussion and analysis of financial performance.

The Audit Committee reviews with management and the Auditor relevant and applicable legal and regulatory developments and the adoption and disclosure of new accounting standards. It also assesses the potential impacts of choosing between accounting alternatives.

As part of its mandate, the Audit Committee is responsible for reviewing any related party transaction in which a Director or a member of senior management has an interest, and making recommendations to the Board. The Audit Committee reviews such transactions in accordance with applicable legislation to ensure they reflect market terms and conditions, are at commercial arm’s length terms, and are in the best interests of the Company. The Audit Committee has the ability to retain independent advisors to provide advice on any proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Board.

Decisions Requiring Prior Approval by the Board

The Board has overall responsibility for the stewardship of the Company. Any responsibility that is not delegated to management or to a Committee remains with the full Board. We maintain policies with respect to matters requiring prior approval of the Board. These policies, and understandings between management and the Board through previous Board practice and accepted legal practice require that our annual operating and capital plans, significant capital expenditures and all transactions or other matters of a material nature involving the Company or any of its subsidiaries must be presented by management for approval by the Board.

Shareholder Feedback and Concerns

The Board and management welcome interaction with our Shareholders and believe that it is important to have direct regular and constructive engagement with our Shareholders to permit open dialogue and the exchange of ideas.

West Fraser communicates with its Shareholders and other stakeholders through various channels, including our annual report, management information circular, annual information form, quarterly reports, news releases, website, presentations at investor and industry conferences and other materials prepared in connection with the continuous disclosure requirements of the TSX, the NYSE and securities regulatory authorities. In addition, our quarterly earnings call is open to all Shareholders. Our website, at www.westfraser.com, also provides extensive information about the Company and all news releases issued by us are available on the website for viewing.

We maintain a policy of ongoing communication with investors and with representatives of the investment community. This process consists of periodic meetings with investment fund managers and investment analysts as well as individual investors and Shareholders, although always in circumstances that assure full compliance with disclosure requirements.

Inquiries by Shareholders are directed to, and dealt with by, members of senior management. Shareholders and potential investors are encouraged to communicate on any issues, including those relating to executive and Director compensation, directly with members of our senior management. All communications are subject to our Corporate Disclosure Policy. Shareholders may communicate their views to senior management by contacting our main investor contact as set out below:

West Fraser Timber Co. Ltd.
501-858 Beatty Street
Vancouver, British Columbia
V6B 1C1

Attention: Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development

Email: shareholder@westfraser.com

Our Board values regular and constructive engagement with Shareholders and encourages Shareholders to express their views on governance matters directly to the Board. Questions regarding our governance practices can be sent to the Chair as set out below:

West Fraser Timber Co. Ltd.
501-858 Beatty Street
Vancouver, British Columbia
V6B 1C1
Attention: Chair of the Board

Expectations of Management

The Board has determined its expectations of management, which include provision of information and implementation of processes that enable the Board to identify risks and opportunities for the Company, the identification of appropriate comparisons and benchmarks against which our performance may be measured, and the provision of information and data that permits the Board to monitor ongoing operations, and management understands these expectations. As part of the ongoing process of monitoring the performance of management, the Board receives operational updates on each of our business units at each Board meeting. These updates compare actual performance to our annual plan and historical results and include a discussion of all significant variances.

As part of the monitoring process, the CEO submits to the Board at the beginning of each year a written report setting out goals, expectations and priorities for the year. These are reviewed by the Board and may be varied based on the Board’s comments. At the end of the year, a report is submitted to the Board by the CEO that sets out achievements relative to the original goals and expectations. Both the Board and the CEO expect that the level of those achievements will be taken into account when establishing the CEO’s compensation for the following year.

Composition of the Board

Independence

We are required to assess and disclose which of our Directors are, or are not, “independent” of management as that term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”). We also assess the independence of our Directors under the applicable rules of the NYSE. 11 of our 12 current Directors are independent, including Ellis Ketcham Johnson, who is the most recently elected Director, while Ray Ferris is considered not independent. Below is a summary of the basis of our determinations in respect of all current and proposed Directors:

Name	Determination and Basis
Hank Ketcham	Independent (see commentary below)
Reid E. Carter	Independent
Ray Ferris	Non-independent (Basis for Determination: Currently our President and CEO)
John N. Floren	Independent
Ellis Ketcham Johnson	Independent (see commentary below)
Brian G. Kenning	Independent
Marian Lawson	Independent
Colleen McMorrow	Independent

Name	Determination and Basis
Gerry Miller	Independent (see commentary below)
Robert L. Phillips	Independent
Janice G. Rennie	Independent
Gillian D. Winckler	Independent

Where an individual is, or has been within the last three years, an employee or executive officer of an issuer, NI 52-110 provides that such individual is deemed to have a material relationship with the issuer and thus would be considered non-independent of the issuer.

Hank Ketcham was appointed our President and CEO in 1985 and assumed the role of Chair of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chair of the Board. Hank Ketcham retired from his role as our Executive Chair effective April 19, 2016 and assumed the position of Chair of the Board. As of March 2, 2022, more than five years has elapsed since Hank Ketcham served in any executive capacity with the Company, and six years will have elapsed as of the date of the Meeting. Since Hank Ketcham’s retirement as our CEO, the Board has engaged in a board renewal process, which has resulted in the expansion of the size of our Board from nine Directors to 12 Directors and the appointment of six new Directors with no prior relationship with Mr. Ketcham. Mr. Ketcham does not engage in any related party transactions with the Company and does not have any consulting, advisory or other contractual arrangements with the Company outside of his role as the non-executive Chair and a member of the Board.

Having regard to Hank Ketcham’s past relationships with the Company and considering his current relationships with management and the Company and the passage of time and other factors, the Board determined that there are no “material relationships” (within the meaning of NI 52-110) which could, in the view of the Board, be reasonably expected to interfere with Hank Ketcham’s exercise of independent judgment. The Board also considered the issue of the Chair’s relationship with management in the context of the need to ensure the Board’s independence from management and determined that the Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chair is a director and shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities and Principal Shareholders”. The Board also considers that these relationships assure that the interests of the Chair are closely aligned with Shareholder interests. The Board also established the position of Lead Director to ensure that the Board’s independence from management is clear in appearance as well as in fact and has indicated its intention to continue the appointment of a Lead Director until such time as it determines that the role is no longer necessary to ensure that the Board’s independence is clear, and its intention is to retain the role of the Lead Director until at least the Company’s annual meeting of Shareholders in April 2022.

Gerry Miller retired as an employee and senior officer of the Company on July 31, 2011. As the third anniversary of his retirement has passed, he may be considered independent if the Board determines that he is otherwise sufficiently independent of management. The Board has considered Mr. Miller’s prior employment with the Company, and the Board has determined that, given the passage of time and other factors including Mr. Miller’s active participation as a Director since 2012 and his experience as a director of another Canadian public company, Mr. Miller is sufficiently independent of our management. Mr. Miller will be retiring from the Board and will not be standing for election at the Meeting.

Ellis Ketcham Johnson was appointed to the Board at the Company’s annual general meeting held April 20, 2021. Ellis Ketcham Johnson is a cousin of Hank Ketcham, the Company’s current Chair and former member of our management. The Board has considered this relationship and interest, including the shareholding interests of Ellis Ketcham Johnson and those of Hank Ketcham, and the fact that neither Ellis Ketcham Johnson nor Hank Ketcham are executives or employees of the Company and do not have any other material financial, familial or other relationship with the Company or its executives, and has determined that Ellis Ketcham Johnson is sufficiently independent of our management and has interests aligned with Shareholders to the extent that such independence qualifies her to be a member of the Board and make a valuable contribution in that role.

The Governance Committee is currently comprised of Robert Phillips (Chair), Reid Carter, John Floren, Brian Kenning and Janice Rennie, all of whom are independent Directors. The Governance Committee was reconstituted to its current membership effective April 20, 2021. The Governance Committee meets without any members of management present as part of each regularly scheduled meeting of the Board. There were four such meetings during 2021.

Diversity – Board and Executive Officers

The Company is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. The Company’s objectives, as outlined in its Policy on Diversity Equity and Inclusion as well as its Human Rights, Discrimination & Harassment Policy that is part of our Code of Conduct and its employment practices, include providing an equal opportunity for employment and advancement and a work environment that is free of discrimination and harassment, including based on gender, race, ethnicity, disability or sexual orientation. The Company believes inclusive diverse teams build vibrant workforces, safer operations, and a stronger and more competitive company overall.

In connection with the Norbord Acquisition, two independent directors of Norbord, being Marian Lawson and Colleen McMorrow, were added to the Board. As a result, if all of management’s nominees are elected, five out of ten of the independent Directors (50%) and five of the 11 Directors (45%) will be women. The Company and its major subsidiaries have in the aggregate eighteen executive officers, including three executives who are gender or non-gender diverse. Although, the Company has not adopted any formal targets regarding gender or non-gender diverse candidates in Director and executive positions, we do consider diversity when considering Director candidates and making employee hiring or advancement decisions. In 2019, we adopted the Board Diversity Policy (described below). The Company firmly believes that all of its stakeholders benefit from the broader exchange of perspectives and balance brought by diversity of background, thought and experience. The Company’s commitment to inclusion and diversity is demonstrated through several facets, including initiatives in recruitment and retention, diversity and inclusion training, the consideration of diversity in employee development and advancement decisions, and workshops for identified diverse successors.

The Company does consider diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account diversity along with a broad variety of factors the Company considers appropriate. The Company also encourages female and minority candidates to apply for vacant positions, and the Company is an equal opportunity employer.

The Company strives to create workplaces and leadership teams that are reflective of the diverse communities where we live and work. Creating a culture of belonging for all employees aligns with our other core values of teamwork, respect, humility, and integrity. Our diversity, equity and inclusion approach applies to all levels of our organization and is foundational to achieving our strategic objectives to attract and retain engaged, talented, and high-performing people.

The Company’s objectives in advancing or recruiting new candidates is to attract, employ and retain engaged, talented and high-performing individuals who bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise. It is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to the Company.

Board Diversity Policy

The Company recognizes the benefits of inclusion and diversity in its broadest sense and considers inclusion and diversity at the Board level to be an essential element of Board effectiveness. The Company views inclusion and diversity on the Board as leading to a better understanding of opportunities, issues and risks; enabling stronger decision-making; and ultimately improving our performance and ability to provide strategic oversight and maximize Shareholder value. To continue progress on this goal, in February 2019, the Board adopted a formal, written policy relating to Board diversity, including gender diversity (the “Board Diversity Policy”). The purpose of the Board Diversity Policy is to promote an environment within the Company that will attract and advance those Director candidates with the widest range of knowledge, skills and experience. While all Director appointments are made based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Governance Committee will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, race, ethnicity, age and geography to ensure that the Board has a diverse membership. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspectives on the Board.

While the Board does not support fixed percentages or quotas for achieving diversity, in recruiting candidates for nomination, the Board and the Governance Committee consider a variety of factors including decision-making ability, skill, geography, experience with businesses of a comparable size, diversity of backgrounds and perspectives, gender, race, ethnicity, age, the interplay of a candidate’s skills and experience with the skills and experience of other Board members and the extent to which a candidate would be a desirable addition to the Board.

The Governance Committee may from time to time consider adopting measurable objectives for achieving diversity on the Board, including gender and minority diversity, and recommend such objectives to the Board for adoption.

The Board Diversity Policy requires the Governance Committee to review and monitor the implementation of the policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. The Board currently has five female Directors. A copy of the Board Diversity Policy is available on the Company’s website at www.westfraser.com.

In addition to the Board Diversity Policy, the charter of the Governance Committee provides that the Governance Committee will review and make recommendations to the Board on the composition of the Board in order to ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds, with a view to facilitating effective decision-making. Similarly, in the process of identifying candidates for executive officer appointments, the Company considers whether our senior executive group consists of persons with sufficiently diverse and independent backgrounds.

Serving on Other Boards

Each of Robert Phillips, Janice Rennie, Marian Lawson, Colleen McMorrow and Gillian Winckler is an active corporate director serving on several corporate boards. The Board and the Governance Committee have reviewed each of their board memberships and determined that they have devoted, and are expected to continue to devote, the required time and attention to discharge their duties as members of our Board.

Mr. Phillips, Ms. Rennie and Ms. Winckler have each demonstrated a strong understanding of West Fraser’s business, have been and are well prepared for all Board and Committee proceedings, and make consistent and valuable contributions to those proceedings. Similarly, since closing of the Norbord Acquisition in February 2021, when Ms. Lawson and Ms. McMorrow joined the Board of West Fraser, they have each been well prepared and ready for all Board and Committee proceedings. In 2021, Mr. Phillips, Ms. Rennie, Ms. Winckler, Ms. Lawson and Ms. McMorrow each maintained a 100% attendance record at Board and Committee meetings. They also made themselves available to meet with management and fellow Directors, and attend tours of the Company’s facilities on an ad hoc basis whenever required to do so.

The disclosure under “Information regarding Nominees for Election as Directors” lists the other public company directorships held by our Directors. West Fraser does not limit the number of outside directorships. The Governance Committee discusses our Director expectations with potential candidates to ensure the candidates understand the time commitments and expectations before agreeing to be nominated as a Director of the Company.

Committees of the Board

The Board has concluded that Committees should be kept to a minimum so that all members of the Board are able to participate in discussions on significant issues. Matters that are outside of management’s authority are reported to and approved by the Board.

Committees may engage outside advisors at the expense of the Company. Under the Governance Policy an individual Director may, with the approval of the Board, retain an outside advisor at the Company’s expense.

The Board has appointed the following four Committees, each of which is comprised entirely of Directors who are not members of our management: Audit Committee; HR&C Committee; Health, Safety & Environment Committee; and Governance Committee.

In order to facilitate open and candid discussion, in-camera sessions are held at every Committee meeting without management present. It is also the practice of each Committee to meet in-camera during each of its meetings. Topics discussed at these meetings include, but are not limited to, Board processes, succession planning, executive assessments, organizational changes, and strategy.

Each Committee chair helps ensure that their Committee governs itself independently of management and discharges its mandate in accordance with the Committee’s charter. Each chair also sets the agenda for their Committee meetings in consultation with other members of the Committee, the Board and senior management, as needed.

Audit Committee

Chair:	Reid E. Carter

Other Members:	Colleen M. McMorrow
Gerry Miller
Janice G. Rennie
Gillian D. Winckler

The Audit Committee is responsible for reviewing our annual financial statements and making recommendations as to the approval of the annual financial statements by the Board. Material issues related to the audit of our internal control and management information systems are discussed by management representatives and the Audit Committee as they arise. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication other than those related to our fourth quarter and annual results. The Audit Committee has direct access to the Auditor and is responsible for approving the nomination, and establishing the independence, of the Auditor. The role of the Audit Committee has been discussed at various times with our Auditor.

Under NI 52-110, the Audit Committee must be comprised of independent directors. An “independent director” is a director that has no direct or indirect material relationship with the Company, including not being affiliated with management or the Company in terms of specific familial or commercial relationships. Each member of our Audit Committee is considered “independent” and, in addition, “financially literate” as such terms are used in NI 52-110.

Additional disclosure concerning the Audit Committee is contained in our Annual Information Form. The full text of the Audit Committee Charter, which forms part of our Annual Information Form, is available for viewing on our website at www.westfraser.com. The Audit Committee Charter was last reviewed and revised by the Board on April 20, 2021.

Human Resources & Compensation Committee

Chair:	Brian G. Kenning

Other Members:	John N. Floren
Marian Lawson Robert L. Phillips
Janice G. Rennie

The HR&C Committee consists of at least three members who must be independent directors. The independence of each Director on the HR&C Committee is determined in accordance with the applicable securities laws and in accordance with the applicable rules of the NYSE.

The HR&C Committee is responsible for reviewing and making recommendations to the Board with respect to the remuneration of our executive management and the remuneration of each Director, and has the authority to grant Options to officers and employees under our Stock Option Plan (described below), although in practice the Board gives final approval of all Option grants. The HR&C Committee reviews the remuneration of Directors and executive management each year. The HR&C Committee oversees succession planning of our executive management and reviews and makes recommendation to the Board on proposed executive management appointments. Under its mandate, the HR&C Committee is authorized to retain or obtain the advice of independent compensation consultants, legal counsel and other advisors.

In December 2019, the HR&C Committee reviewed the HR&C Committee Charter and made recommendations to update it in accordance with best practices and to, among other things, supplement the HR&C Committee’s responsibilities to oversee the Director remuneration every two years and CEO emergency succession planning. These recommendations were approved by the Board on December 10, 2019. In connection with the listing of the Common shares on the NYSE on February 1, 2021, the Company revised the HR&C Committee Charter on February 11, 2021 to address certain NYSE requirements. Further amendments related to the NYSE listing were also made on December 7, 2021. The HR&C Committee Charter may be viewed on our website at www.westfraser.com.

Health, Safety & Environment Committee

Chair:	John N. Floren

Other Members:	Ellis K. Johnson
Marian Lawson
Colleen M. McMorrow
Gerry Miller
Gillian D. Winckler

The Health, Safety & Environment Committee is responsible for monitoring our health, safety and environmental performance, including West Fraser’s short- and long-term environmental and sustainability objectives and assessing the Company’s performance with respect to such objectives. The Health, Safety & Environment Committee conducts an ongoing review of our health, safety and environment-related policies and performance, including compliance with applicable laws and regulations. The Health, Safety & Environment Committee also reviews the suitability and effectiveness of safety and environment management systems and the environment sustainability certification programs to which we subscribe. The Committee is also responsible for periodically reviewing West Fraser’s disclosure of responsibility, sustainability, and health, safety and environmental reports. The Health, Safety & Environment Committee Charter was last reviewed and revised by the Board on December 7, 2021. The Charter of the Health, Safety & Environment Committee may be viewed on our website at www.westfraser.com. Additional information about our environmental, social and governance policies and practices can be found on the “Responsibility” section of our website and in our Responsibility Report on our website, as well as in our Annual Information Form that can be found on our website and also under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Governance & Nominating Committee

Chair:	Robert L. Phillips

Other Members:	Reid E. Carter
John N. Floren
Brian G. Kenning
Janice G. Rennie

The Governance Committee is comprised of Directors, each of whom is “independent” of management as that term is used in NI 52-110, and, in addition, our Chair will not serve on the Governance Committee for so long as we continue with the appointment of a Lead Director. The Governance Committee is responsible for providing support for the governance role of the Board and, as part of that support, reviews and makes recommendations on the composition of the Board, periodically assesses the function of the Board and its Committees, and monitors developments in corporate governance. The Governance Committee is also responsible for reviewing and monitoring the Company’s exposure to risks and opportunities related to governance practices, ethics, compliance, and independence of Directors. In addition, the Governance Committee is responsible for establishing criteria and procedures for identifying candidates for election to the Board, engaging search firms, where necessary, and recommending to the Board nominees to stand for election as Directors. The Governance Committee Charter was last reviewed and revised by the Board on December 7, 2021. The Governance Committee Charter may be viewed on our website at www.westfraser.com.

Orientation Program and Continuing Education

New Directors receive a broad range of materials that provide both historical and forward-looking information concerning West Fraser, its operations, senior management and the Board, and its strategic objectives. As part of our orientation program, new Directors have an opportunity to meet with senior management to discuss our business, receive historical and current operating and financial information and are encouraged to tour our facilities. Directors have access to an archive of Board materials, including management presentations from prior meetings. In addition to the formal orientation and continuing education programs, in connection with the appointment of Marian Lawson and Colleen McMorrow, the Governance Committee implemented a custom program for their orientation including an overview of the Company’s key policies, codes and mandates and briefings on the Company’s operations, business and key issues. A similar customized orientation program was also developed and implemented for Ellis Ketcham Johnson by the Governance Committee. In connection with the appointment of new Directors, the Governance Committee will develop and implement similar orientation programs customized for each candidate’s skills and experience.

We regularly provide and organize continuing education programs for all Directors. Our continuing education programs include regular presentations by senior executives about emerging issues, risks and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the Director’s understanding of the subject matter. Furthermore, special subjects are also covered with a view to keeping the Directors informed and up to date in relation to industry developments, new legislation that affects operations and distribution, major files and projects, as well as economic, political, sustainability and ESG trends. External experts are also invited from time to time to speak on various topics. Committee chairs may also coordinate education sessions on specific topics for their Committee members.

The continuing education sessions and presentations by our senior executive and external experts to our Board during 2020 and 2021 included the following subject matter and topics:

Subject	Topic	Presenter
2021
Sustainability	• Forestry Climate and Social License Update	External Expert
	• Environment and Climate Strategy	Senior Management
	• Forest Products Industry and Carbon Capture	External Expert
	• Carbon strategy update	Senior Management
	• ESG Assessment and Strategy	Senior Management
Regulatory & Government Affairs	• British Columbia and Alberta Stumpage Overview	Senior Management
	• B.C. Forest Policy Update – Old growth, First Nations and Timber Tenure	Senior Management
	• First Nations Overview	Senior Management
Governance	• Governance — Trends and Best Practices	External Expert
	• Enterprise Risk Matrix Overview	Senior Management
Operations	• Introduction to Pulp Industry and Operations	Senior Management
	• Introduction to Lumber Industry and Operations	Senior Management
	• Introduction to OSB Industry and Operations	Senior Management
	• U.S. South Industry Manufacturing Operating Environment	Senior Management
Capital Markets and Finance	• Future of Housing	External Expert
	• Capital Allocation Perspectives	External Expert

	• West Fraser Market Perspectives	External Expert
Technology	• Cyber Security Overview	Senior Management
2020
Regulatory & Government Affairs	• Forest Industry and Social License Issues	External Expert
	• British Columbia First Nations Overview	Senior Management
	• Alberta Political Environment	External Expert
Capital Markets and Finance	• Equity Capital Market Perspectives of Wood Products Sector (Investor Perspectives, ESG and U.S. Listing)	External Expert

Board proceedings also include regular review of risk factors including detailed reviews of focus risks and periodic presentations by management and outside industry experts on important and evolving issues. Directors also visit and tour certain of our facilities on a regular basis which contributes to a more complete understanding of our business. Site visits also give Directors an opportunity to meet directly with management and other employees in those areas or regions.

Each of our Directors has had, or currently has, executive or Board of Director responsibilities and there is a regular sharing of those experiences, which assists our Board in identifying and adopting, on a continuing basis, best corporate governance practices.

A key part of each regularly scheduled Board meeting is a business overview provided by the CEO. This overview includes an operational and financial review, but also provides perspectives on growth strategies, human resources, political, legal and regulatory issues and material changes in our risk environment. These discussions help our Directors to understand the full scope of our underlying business environment when making decisions that affect our future.

We also encourage individual Directors to participate in outside professional development programs. We pay for these expenses as long as the Chair of the Board and the Chair of the Governance Committee approve the program in advance. They are also provided with corporate subscriptions to certain relevant industry publications. All of our Directors are members of the Institute of Corporate Directors (“ICD”), which provides continuing education for directors through publications, seminars and conferences.

On an ongoing basis, the Company:

•	ensures that Directors have timely access to materials and information required to properly discharge their responsibilities;
•

maintains a secure Directors’ portal for prompt dissemination of information and provides published information, industry publications, articles of interest and other relevant materials to Directors in between meetings; and

•	canvasses Directors for suggestions as to topics and issues for which they would like to receive a presentation, briefing or report.

Individual Directors attended and, in some cases, were participants or presenters at, third party conferences, seminars, webinars and presentations on a broad range of topics in 2019, 2020 and 2021, including the following:

Topic	Presented By

2020 Year-End Executive Compensation	Willis Towers Watson
2021 National Corporate Governance Conference	ICD

Topic	Presented By

A New Executive Pay Landscape	Willis Towers Watson
AcSB Domestic Standards Update for Part II and Part III	CPA Canada
AcSB Framework for Reporting Performance Measures	CPA Canada
Asia Pacific Board Intelligence	ICD Webinar
Blockchain Disruption	NACD
Board Governance and Effectiveness	Hugessen
Board Oversight of Corporate Culture	E&Y - Canadian Directors Network
Board Oversight of Strategic Issues	ICD
Board Risk Oversight	Global Risk Institute
Bringing Artificial Intelligence to the Financial Audit	CPA Canada
Canada Planning Across the Enterprise	CPA Canada
Canadian Public Company Financial Reporting Update	CPA Canada
Climate Action at the International Level	Embassy of Canada
Continuing the Digital Transformation	ICD
CPAB Audit Committee Forum	CPAB
Cyber Security	EPCOR
Developments in the Evolution of ESG	ICD
Dialogue with Indigenous Peoples	ICD
Economic and Geopolitical Outlook 2020 and Beyond and Shifting Stakeholder Power Dynamics	E&Y - Canadian Directors Network
ESG Framework for Financial Institutions	KPMG
ESG Investment Themes – The Perspective of the Institutional Investor	CN
Executive Compensation Trends	ICD and Hugesson
Fraud Prevention for Professionals	CPA Canada
Governance in Today’s World	ICD
Governance of Artificial Intelligence	ICD
Human Resources and Compensation Committee Effectiveness	ICD
Introduction to Anti-Money Laundering	CPA Canada
Just for Chairs	Ozone Advisory Group
Lessons Learned from Board Missteps	E&Y - Canadian Directors Network
Next Level of Governance for the New Normal	ICD
Responding to COVID-19: Insights for Audit Committees	CPA Canada
Responding to COVID-19: Insights for Audit Committees	Deloitte
Rethinking Risk Management	ICD
Shifting Ground – The Collision of Business and Government Policy	ICD
Social Purpose	ICD
Technology, Investors and the Evolving Financial Information Landscape	CPA Canada
The CEO’s New Technology Agenda	McKinsey

Topic	Presented By

The Changing Role of CEOs and Corporations in Society	ICD
The Future of Governance in Canada	ICD/TMX Committee
The Future of Work	ECD Global Directors Dialogue

Performance Reviews

The Governance Committee regularly and, not less frequently than annually, reviews the performance of the Board and its Committees. This review has been conducted both by way of a formal questionnaire and report and by informal interviews and discussions led by the Chair or the Lead Director. The Board performance review also includes a “peer” or individual Director review process. To date, no problems with respect to performance of the Board, any Committee or any individual Director has been identified.

Meeting Attendance Record

In 2021, the attendance record for Board and Committee meetings was 100%. The following chart sets out meeting attendance records of each of the current Directors during 2021, including each Committee of which the Director is currently a member. When reviewing the table below, please note that each of Ms. Lawson and Ms. McMorrow joined the Board on February 1, 2021. Ms. Johnson joined the Board on April 20, 2021.

Committees
Director	Board Meetings	Audit		Human Resources & Compensation		Health, Safety & Environment		Governance & Nominating
H.H. Ketcham	7 of 7	Nil		Nil		Nil		Nil
R.E. Carter	7 of 7	5 of 5		Nil		Nil		4 of 4
R.W. Ferris	7 of 7	Nil		Nil		Nil		Nil
J.N. Floren	7 of 7	Nil		3 of 3		2 of 2		4 of 4
E.K. Johnson[1]	6 of 6	Nil		Nil		1 of 1		Nil
B.G. Kenning	7 of 7	Nil		3 of 3		Nil		4 of 4
M. Lawson[2]	7 of 7	Nil	-	2 of 2	-	2 of 2	-	Nil
C. McMorrow[3]	7 of 7	4 of 4	-	Nil	-	2 of 2	-	Nil
G.J. Miller	7 of 7	5 of 5		Nil		2 of 2		Nil
R.L. Phillips	7 of 7	Nil		3 of 3		Nil		4 of 4
J.G. Rennie	7 of 7	5 of 5		3 of 3		Nil		4 of 4
G.D. Winckler	7 of 7	5 of 5		Nil		2 of 2		Nil
J.K. Ketcham[4]	1 of 1	Nil		Nil		1 of 1		1 of 1

Notes:

1.

Ellis Johnson was elected to the Board of Directors on April 20, 2021 and joined her Committees on that date. She did not participate in any Committees or their meetings prior to her joining such Committees.

2.

Marian Lawson was appointed to the Board of Directors on February 1, 2021 and joined her Committees on February 11, 2021. She did not participate in any Committees or their meetings prior to her joining such Committees.

3.

Colleen McMorrow was appointed to the Board of Directors on February 1, 2021 and joined her Committees on February 11, 2021. She did not participate in any Committees or their meetings prior to her joining such Committees.

4.	John Ketcham retired from the Board on April 20, 2021.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

Human Resources & Compensation Committee Responsibility

The HR&C Committee is responsible for recommending to the Board the level and nature of compensation for executive officers and Directors and may grant Options to officers and employees under the Stock Option Plan, although in practice the Board provides final approval of all compensation matters for Directors and executive officers, including Option grants. In making its determinations, the HR&C Committee has access to comparative data and, if considered appropriate, receives advice from selected independent consultants.

The HR&C Committee is also responsible for reviewing and recommending to the Board the approval of our compensation and benefits (including retirement and pension) philosophy and policies and any incentive compensation plans and equity based plans and assessing on an ongoing basis whether such compensation and benefits policies are consistent with the sustainable achievement of our business objectives, the prudent management of our operations and risks, and the promotion of adherence to our Code of Conduct, its policies concerning safety and environmental stewardship and other material policies, procedures and controls. In reviewing such policies, the HR&C Committee may consider the recruitment, development, promotion, retention and compensation of executive management and other employees and any other factors that it deems appropriate.

The HR&C Committee also ensures that such compensation and benefit policies do not encourage unwarranted risk taking and undertakes annual risk assessments of these policies either through regular independent or internal reviews of material compensation-related risks. When it reviews and recommends compensation for the CEO and executive management, the HR&C Committee assesses the appropriateness of compensation relative to business risks undertaken by considering, among other things, adherence to our Code of Conduct and other material policies, procedures and controls, as well as any other factors it considers appropriate.

The HR&C Committee is also responsible for overseeing the financial position, governance, administration and compliance with statutory and regulatory requirements of the Company’s pension plans and reporting to the Board annually on these plans. The HR&C Committee also oversees talent development and succession planning for our executive management and annually reports to the Board on such planning.

Composition of the HR&C Committee

The HR&C Committee currently consists of five independent Directors, each of whom has held senior executive roles that have included involvement in executive compensation issues. The HR&C Committee met three times in 2021 to review matters relating to the compensation of executive officers. In addition to meetings, members of the HR&C Committee regularly receive reports and advice from independent consultants and members of executive management on executive compensation issues. None of the members of the HR&C Committee is indebted to the Company.

See also “Human Resources & Compensation Committee”.

Report on Executive Compensation

The policy of the HR&C Committee and the Board with respect to executive compensation is to provide compensation to each executive officer in the form of a base salary, employment benefits, performance-related bonus, equity-based long-term incentives and post-retirement pension benefits in order to attract and retain a highly-motivated, cohesive and results-oriented management team. Total compensation for each executive officer (inclusive of long-term incentives and post retirement pension benefits) is designed to be competitive with that provided by comparable companies in Canada to executive officers in similar positions as well as to align the interests of executive officers with those of our Shareholders and not encourage excessive risk taking. Each of the components of total compensation is established based on the following criteria:

Base Salary	–	to be below the median base salaries for comparable positions
Annual Incentive Bonus	–	based on our financial performance above a minimum return on shareholders’ equity, and targeted to be below the median for comparable positions
Long-Term Incentive	–	to be above the median on long-term incentives for comparable positions

Overall, the total compensation package (including long-term incentives and post retirement pension benefits) is designed to compensate executive officers for above-average, long-term, sustainable financial results, and is designed to be competitive at the 50th percentile for overall compensation for comparable positions.

In order to establish compensation for executive officers other than the CEO, the HR&C Committee receives recommendations with supporting documentation, including data on comparable compensation levels, from the CEO. The HR&C Committee considers the recommendations and comparative data and makes its recommendation to the Board. In respect of compensation for the CEO, the HR&C Committee bases its recommendation to the Board on its review of comparable compensation data for chief executive officer positions. In 2018, as part of its review the HR&C Committee considered a survey and report prepared by Willis Towers Watson (“Towers Watson”), a professional services firm, of our executive compensation program relative to those of different peer groups, which included a review of the compensation for the CEO and our other executive officers and comparable compensation data for chief executive officer and other executive officer positions of those peers. In 2021, the HR&C Committee updated its review and considered an updated survey and report prepared by Towers Watson of our executive compensation program relative to those of different peer groups.

In determining the comparability of similar positions in other companies, the HR&C Committee considers responsibility levels as well as industry similarity, annual revenues and cash flows, total assets, market capitalization and number of employees of the selected companies. For positions where compensation data is not comparable, internal guidelines and data are used.

The Company uses, and periodically participates in, broad-based compensation surveys prepared by independent consulting firms. As well, from time to time, the Company and the HR&C Committee may obtain specific benchmarking data prepared by independent consulting firms. This information, along with Company-specific data, is considered when establishing compensation for executive officers.

In connection with the updated survey and report prepared in 2021 by Towers Watson of our executive compensation program relative to those of different peer groups, and on the recommendation of Towers Watson, the peer group for the compensation benchmarking study was updated in 2021 and is currently comprised of the publicly traded, Canadian and U.S. companies set out in the table below. Prior to the adoption of the updated peer group, the compensation peer group was based on the peer group in the 2018 survey and report and recommendation of Towers Watson.

Paper and Forest Products	Capital-Intensive
Resolute Forest Products Inc.	Finning International Inc.
Canfor Corporation	Gibson Energy Inc.
Cascades, Inc.	Keyera Corp.
Louisiana-Pacific Corporation	Methanex Corporation
Domtar Corporation	Parkland Corporation
Boise Cascade Company	WSP Global Inc.
Kinross Gold Corporation
Masco Corporation

Base Salaries

The HR&C Committee reviews executive management base salaries periodically and considers annual adjustments to be effective in October of each year. The most recent review of base salaries was conducted in September 2021.

In determining its September 2021 recommendation for the base salary of each executive officer, the HR&C Committee considered the comparative data for the peer group.

Annual Incentive Bonus Plan

The annual incentive bonus plan (the “Bonus Plan”) covers our CEO and our Vice-Presidents. The Bonus Plan is the variable compensation component of total executive compensation designed to compensate these officers annually based on the achievement of our objective annual financial return targets.

The annual bonus is calculated as a percentage of current base salary, with the percentage earned based on the adjusted net income (adjusted to exclude equity-based compensation expense or recovery and any accrual for bonuses to our senior executives, both on an after-tax basis) divided by average Shareholders’ equity (“ROSE”). If the ROSE for the year is below 5% for the applicable year, no bonuses are payable under the Bonus Plan. At the 5% ROSE level, bonuses for the Vice-Presidents are earned at 17.5% of base salary. The bonus percentage increases as the ROSE increases, and the bonus percentage earned will reach 100% of base salary at a 15% ROSE level, which is the maximum bonus percentage payable. The bonus percentage for the CEO is equal to 150% of the bonus percentage for other officers covered by the Bonus Plan for bonuses earned in 2021 and later years, and was 125% prior to 2021.

The Board may, in its discretion, also consider other issues, including safety and environmental performance, when determining the amount, if any, of bonuses earned under the Bonus Plan that will be paid.

In 2021, on an adjusted basis (adjusted by excluding equity based compensation expense or recovery and any accrual for bonuses to our senior executives, both on an after tax basis) our earnings were $2,947 million, which resulted in an annual ROSE of 43% for 2021. This exceeded the bonus threshold and annual incentive bonuses of 100% of the base salary were awarded to the qualifying senior executives in accordance with the Bonus Plan (with the bonus percentage for the CEO equal to 150% of such bonus percentage) and were paid in 2022. In 2020, the annual ROSE was 29% which exceeded the bonus threshold and annual incentive bonuses of a maximum of 100% of base salary were awarded to each of the qualifying senior executives in accordance with the Bonus Plan (with the bonus percentage for the CEO equal to 125% of such bonus percentage) and were paid in 2021. In 2019, the annual ROSE was -5.6%, which did not exceed the bonus threshold under the Bonus Plan, and therefore no annual incentives bonuses were awarded for 2019. See also “Clawback Policy” which applies to the Bonus Plan.

Long-Term Incentive Component

The long-term incentive component of compensation is comprised of Options and phantom share units (which are either RS Units or PS Units) that are intended to directly align the long-term interests of our senior management with those of our Shareholders. The proportion of Options and phantom share units included in a long-term incentive grant will vary from time to time at the discretion of the Board. In 2019, the Board, on the recommendation of the HR&C Committee, changed the mix of the long-term incentive components of executive compensation to eliminate grants of RS Units and grant additional PS Units in their place in order to increase the award of performance-conditioned equity incentive components of executive compensation. As a result, approximately 50% of the value of the long-term incentives granted in 2021 and 2020 to executive officers (which consisted of only Options and PS Units) are performance-conditioned.

Stock Option Plan

The Board established the Stock Option Plan on February 24, 1994 as a means of recognizing contributions to the Company made by Directors, officers and employees and to provide a long term incentive for their continuing relationship with the Company and its subsidiaries. Directors ceased to participate under the Stock Option Plan in 2004. The Stock Option Plan has been amended from time to time. In February of 2021, the Stock Option Plan was amended to increase the number of Common shares that may be issued in respect of Options granted under it, to impose certain limits on the number of Options that may be issued to our insiders, to establish certain restrictions on amendments to the Stock Option Plan without Shareholder approval, to provide for certain automatic extensions for Options expiring during or within five business days of a blackout period under the Company’s Securities Trading Policy, and to address certain incidental housekeeping changes. In February of 2022, the Stock Option Plan was amended to provide that the cash value is determined using the VWAP as at the trading day prior to the date of exercise.

In addition, the Company has adopted Replacement Option Plans in connection with the Norbord Acquisition, pursuant to which the Company has issued Replacement Options. The Replacement Options carry substantially the same terms as the original Norbord Options, except that they are exercisable into Common shares and have been adjusted in accordance with the Exchange Ratio. The Replacement Option Plans exist solely to grant and administer the Replacement Options and did not require Shareholder approval under the policies of the TSX, as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated. See also “Option Grants”.

Outstanding and Authorized Options

Year	Outstanding	Weighted Average Price	Remaining Authorized	Total	% of Outstanding Common Shares and Class B Shares (Dilution)
2022[1]	1,064,751[2]	$74.21	901,115	1,965,866	1.9
2021[1]	1,077,840[3]	$66.64	1,025,337[4]	2,103,177	2.0
2020[1]	1,316,994	$53.64	182,506	1,499,500	2.2
2019[1]	1,211,137	$51.78	338,052	1,549,189	2.3

1.	As at March 2, 2022, December 31, 2021, December 31, 2020, and December 31, 2019, respectively.
2.	Includes 888,216 under the Stock Option Plan and 176,535 under the Replacement Option Plans.
3.

In connection with the Norbord Acquisition, the Company issued 887,961 Replacement Options to the former holders of Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition. Includes 791,617 under the Stock Option Plan and 286,223 under the Replacement Option Plans. No new Replacement Options may be granted under the Replacement Option Plans and they will be terminated when all Replacement Options are exercised or expire.

4.

At the special meeting of Shareholders held on January 19, 2021, the Shareholders approved an increase of 1,000,000 Common shares to the maximum number of Common shares that may be issued on the exercise of Options under the Stock Option Plan.

Annual Burn Rate

The following table summarizes the burn rate during the last three fiscal years. Burn rate is defined as the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.

	Options Granted in Year	Net Burn Rate[1]	Burn Rate[2]	Weighted average number of securities outstanding
2021	171,975	0.1%	0.2%	109,020,975
2020	157,685	0.2%	0.2%	68,671,747
2019	151,530	0.2%	0.2%	68,882,315

1.	Number of Options granted in a fiscal year, minus expired Options, divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.
2.	Number of Options granted divided by weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.

Since the introduction in 2003 of the right of a holder to surrender an Option for a cash payment (the “Cash Value Alternative”) under the Stock Option Plan, as at March 2, 2022, 219,535 Options have been exercised for Common shares under the Stock Option Plan, resulting in a 0.2% dilution to Shareholders (as adjusted to reflect the Stock Dividend). During the financial year ended December 31, 2021, 58,000 Options were exercised for Common shares under the Stock Option Plan and 73,452 under the Replacement Option Plans. See “Option Grants”. Of the 1,064,751 outstanding Options, 560,259 are exercisable and, of the outstanding Options, 749,493 Options were held by insiders, representing 0.7% of the total number of issued and outstanding Common shares and Class B Shares, in each case as of March 2, 2022.

A total of 171,975 Options were granted to officers or employees in 2021 representing 0.16% of the total number of issued and outstanding Common shares and Class B Shares as at the end of 2021, and a total of

124,566 Options were granted to officers or employees in February 2022, representing 0.12% of the total number of issued and outstanding Common shares and Class B Shares as of March 2, 2022.

Our Board has adopted a policy to manage the Stock Option Plan with a goal of limiting the potential dilution of outstanding and remaining authorized Options to 10% or less of the number of our outstanding Shares. The aggregate potential dilution of all issued and authorized Options under our Stock Option Plan was 1.7% at March 2, 2022 and the aggregate potential dilution of all issued and authorized Options under our Stock Option Plan together with all outstanding Replacement Options under the Replacement Option Plans was, 1.9% at March 2, 2022.

Phantom Share Unit Plan

In 2010, the Board approved the Phantom Share Unit Plan, which is intended to supplement, in whole or in part, the granting of Options as long term incentives for officers and employees. This plan provides contingent future compensation based on Common share price performance, but is payable only in cash and represents no potential for Shareholder dilution. The HR&C Committee and the Board believe that this Phantom Share Unit Plan, combined with other components of compensation, provides a broader range of alternatives in developing retention and performance incentives for officers and employees that more directly align their interests with those of current and future Shareholders.

The Phantom Share Unit Plan permits the Board to grant, as it determines appropriate, two types of units, RS Units and PS Units, which vest on the third anniversary of the grant date. A vested RS Unit must be redeemed by us by payment to the holder of an amount equal to the VWAP of a Common share over the 20 trading days immediately preceding its vesting date (the “Vesting Date Value”). A vested PS Unit must be redeemed by us by payment to the holder of an amount, determined by the Board, that is equal to or between nil and twice its Vesting Date Value based on two performance criteria measuring our performance relative to the performance of a peer group of companies over the three year performance period. At the end of such period, in order to determine the amount to be paid on vested PS Units, the Company’s performance is measured by reference to (i) the Company’s cumulative total Shareholder return (the “TSR”) relative to the TSR of the peer group, and (ii) the Company’s average annual return on capital employed (“ROCE”) relative to the ROCE of the peer group over the three-year performance period. The amount paid, if any, on such PS Units is based on an equal weighting of these two performance measurements, although if the ROCE is negative for the performance period, the weighting for that factor is capped at one half its potential maximum, regardless of relative performance. The peer group used for the purposes of the Phantom Share Unit Plan currently consists of Canfor Corporation, Interfor Corporation, Western Forest Products Inc. and Weyerhaeuser Company, all of which are North American publicly traded forest products companies. On the recommendation of the HR&C Committee, this peer group may be reviewed and changed by the Board, from time to time, as it deems appropriate. The Board also has discretion to vary the payout calculation as it considers appropriate to take into account factors that may have a significant or extraordinary effect on relative performance.

Officers and employees granted phantom share units under the Phantom Share Unit Plan are also entitled to additional phantom share units to reflect cash dividends paid on Common shares from the applicable grant date until payout. The final amount to be paid, in cash, to each officer or employee on RS Units and PS Units is based on the type and number of vested phantom share units they hold, multiplied by the applicable payout value. Other than officers or employees who retire, become totally disabled or die, phantom share units will be automatically cancelled, without payout, on termination of employment or resignation. In the event of retirement, total disability or death of a holder of RS Units or PS Units granted after 2012, the number of phantom share units held will be reduced based on the proportion of the three-year period that the holder was not an officer or employee.

In February 2022, the Board made a number of amendments to the Phantom Share Unit Plan including (a) updating the peer group, (b) providing that for U.S. residents units may be issued and cash settled in U.S. dollars with the fair-market value on settlement referencing the VWAP on the NYSE, and (c) providing that cash value on settlement and value for dividend entitlements is to be determined using a single day VWAP as at the prior trading day.

In 2018, the Board granted phantom share units under the Phantom Share Unit Plan to officers and employees and, in the case of executive officers, the proportion of the grants for each of the RS Units and the PS Units to executive officers were equal. In 2019, the Board granted phantom share units under the Phantom Share Unit Plan to officers and employees and, in the case of executive officers, granted only PS Units and no RS Units. In 2020, the Board granted only PS Units under the Phantom Share Unit Plan to officers and employees, and no RS Units were granted to executive officers or employees in 2020. The change in the mix of phantom share units granted in 2019 and 2020 was made to increase the award of performance-conditioned long-term incentives granted to executive officers and employees and reduce the award of time-conditioned incentives. As a result, approximately 50% of the value of the long-term incentives granted in 2019 to executive officers and 50% of the value of the long-term incentives granted in 2020 to executive officers and employees (which in both cases consisted of only Options and PS Units) are performance-conditioned. See also “Clawback Policy”, which applies to the Phantom Share Unit Plan.

For PS Units which vested in February of 2022, the relative performance multiplier was 1.25. The calculation is set out below.

PS Unit Relative Performance Multiplier

First Comparison (out of a maximum of 1.00) – Return on Capital Employed (“ROCE”), annual average of calendar years 2019, 2020 and 2021:

1.00        (exceeded four of four in peer group)

Second Comparison (out of a maximum of 1.00) – Total Shareholder Return (“TSR”), cumulative from January 1, 2019 to December 31, 2021:

0.25         (exceeded one of four in peer group)

Total             1.25

Previous PS Unit Relative Performance Multipliers were as follows:

For PS Units Vesting in February of:	Multiplier
2017	1.27
2018	1.40
2019	1.92
2020	1.83
2021	1.83

Norbord RSU Plan and DSU Plans

In addition, in connection with the Norbord Acquisition, the Company assumed Norbord’s obligations under the Norbord RSU Plan and the Norbord DSU Plans with respect to the Norbord RSUs held by Norbord Continuing Executives who are continuing and with respect to all outstanding Norbord DSUs.

Norbord RSUs held by Norbord Continuing Executives outstanding immediately prior to the closing of the Norbord Acquisition remained outstanding on their existing terms following completion, except that the number of such Norbord RSUs were adjusted by the Exchange Ratio and are to be paid out in reference to Common shares in accordance with the terms of the Norbord Acquisition. No new Norbord RSUs may be issued under the Norbord RSU Plan following completion of the Norbord Acquisition and, upon settlement of all outstanding Norbord RSUs, the Norbord RSU Plan will be terminated.

All Norbord DSUs outstanding immediately prior to the closing of the Norbord Acquisition remained outstanding on their existing terms following the completion of the Norbord Acquisition, except that the number of such Norbord DSUs were adjusted by the Exchange Ratio and are to be paid out in reference to Common shares in accordance with the terms of the Norbord Acquisition. No new Norbord DSUs may be issued under the director Norbord DSU Plan following completion of the Norbord Acquisition. Both the management Norbord DSU Plan and the director Norbord DSU Plan will remain in place to administer Norbord DSUs outstanding thereunder until such time as all outstanding Norbord DSUs are settled, at which point the Norbord DSU Plans will be terminated.

In February 2022, the Board amended the Norbord RSU Plan and the Norbord DSU Plans to provide that cash value on settlement and value for dividend entitlements is to be determined using a single day VWAP as at the prior trading day.

Post-Retirement Pension Benefit

Most executive officers, including the CEO, are members of our non-contributory defined benefit pension plans for salaried employees. Certain executive officers are members of our defined contribution pension plan. The pension benefit provided under these pension plans is described under “Pension Plans” of this Circular. The Company does not provide any additional post-retirement benefits, such as medical or dental insurance, to the executive officers.

Clawback Policy

We have recognized a trend in recent years towards the adoption of recoupment and “clawback” policies, particularly among large public companies. As a prudent aspect of risk management and our commitment to operate consistently with good governance practices, the Board, in 2013, approved amendments to the Phantom Share Unit Plan and the Bonus Plan to incorporate payment adjustment provisions. These plans now both contain financial restatement triggers, permitting West Fraser to recoup the amount of the incentive awards that have been paid in excess of the amount that would have been payable under the restated financial statements, or deduct such excess amount from future payments to be made under such plans. These payment adjustment provisions also allow the Company to adjust incentive awards upwards to reflect restated financial statements that are more favourable than the original financial statements. The payment adjustment provisions have a three-year look-back period.

CEO’s Compensation

In recommending compensation for the CEO, the HR&C Committee follows similar principles to those applied for all of our other executive officers. The HR&C Committee considers market competitive-salary information for chief executive officer positions in similar-sized companies in Canada and the U.S. This includes manufacturing companies in other sectors as well as in the forest products sector. The Company periodically participates in broad-based compensation surveys and also periodically seeks the advice of independent compensation consultants engaged to review the executive compensation program. In 2016, Towers Watson conducted a survey on our behalf concerning executive compensation and, in 2018, Towers Watson conducted a survey and review of our executive compensation program relative to those of different peer groups. The survey and review results, along with Company-specific data, are used to determine the competitiveness of the CEO’s compensation and its alignment with the interests of Shareholders. The CEO establishes, with guidance and direction from the Board, annual goals and reports to the Board at the end of each year on his performance against those goals. The HR&C Committee considers this performance when considering its recommendation of compensation of the CEO.

Details of our CEO’s compensation are described in the table titled “Summary Compensation Table”.

Executive Equity Holding Requirements

In February 2013, our Board approved the adoption of minimum equity holding requirements, which were subsequently amended in September 2013. The minimum equity holding requirements are reviewed from time to time to align with what the Board considers best governance practices. In February 2019, on the recommendation of the HR&C Committee, the Board adopted a new equity holding requirements policy (the “Equity Holdings Requirements Policy”) to take into account changes to the Company’s equity compensation practices, which eliminated grants of RS Units and replaced them with grants of additional PS Units (which do not qualify as eligible equity under the Policy) to increase the award of performance-conditioned equity incentive components of executive compensation. As a result of these changes, approximately 50% of the value of the long-term incentives granted in 2020 and 2021 to executive officers (which consisted of only Options and PS Units) are performance-conditioned.

Under the Equity Holding Requirements Policy, each executive officer is required to hold Shares and RS Units having a value of not less than the executive’s base salary in the case of a Vice-President and not less than three times the executive’s base salary in the case of the CEO. Shares and RS Units held by an executive officer will be valued based on the greater of (1) their original cost or grant date value and (2) December 31 of the most recently completed financial year (or, if such date is not a trading date, on the last trading date of such year).

Initially, executive officers had until January 1, 2018, or if appointed after 2013, five years from the date of their appointment to meet the minimum equity holding requirements. In connection with changes to the long-term incentive components of executive compensation to reduce the award of time-conditioned incentives by eliminating grants of RS Units and to increase the award of performance-conditioned incentives with grants of additional PS Units (which do not qualify as eligible equity under the policy), executive officers will now have five years from the date of adoption of the new Equity Holding Requirements Policy in February 2019 to meet the minimum equity holding requirements, provided that officers who did not meet the requirements in February 2019 must acquire not less than a pro-rata amount of equity each year to achieve full compliance by the end of such five year period.

For the purposes of the following disclosure, the following officers are each a “Named Executive Officer” of the Company:

Ray Ferris, President and CEO,
Chris Virostek, Vice-President, Finance and CFO,
Peter Wijnbergen, President, Engineered Wood,
Sean McLaren, Chief Operating Officer, and
Robin Lampard, Senior Vice-President Finance.

The following table shows the total holdings of Shares and RS Units held by each Named Executive Officer as at December 31, 2021, valued based on the closing price on December 31, 2021 of $120.68:

Named Executive Officer Share and Unit Holdings

(December 31, 2021)

Named Executive Officer	Shareholdings	Value of total holdings[1] ($)	Total as multiple of 2021 salary[3]
Ray Ferris[2] President and CEO	39,452	4,761,067	4.8
Chris Virostek[2] Vice-President, Finance and CFO	5,317	641,656	1.3
Peter Wijnbergen[2] President, Engineered Wood	44,129	5,325,488	7.7
Sean McLaren[2] Chief Operating Officer	10,083	1,216,816	2.4
Robin Lampard[2] Senior Vice-President Finance	10,474	1,264,002	2.9

1.	Based on the Closing Price on December 31, 2021 of $120.68. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually.
2.

Named Executive Officers also hold PS Units as follows: R. Ferris – 38,655; C. Virostek – 12,035; S. McLaren – 8,915; R. Lampard – 2,940 as of December 31, 2021. In addition, R. Lampard also held an additional 13,404 Norbord RSUs, including all dividend entitlements as of December 31, 2021. On December 31, 2021, 7,515 PS Units held by Mr. Wijnbergen were cancelled.

3.	For Mr. Wijnbergen and Ms. Lampard the 2021 salary reflects salary from commencement of employment with the Company on February 1, 2021.

Independent Consultant

Compensation Advice

Towers Watson has provided consulting services to us for several years with respect to executive and non-executive compensation. In 2012, the HR&C Committee adopted a protocol under which all consulting services provided by Towers Watson related to executive compensation must be retained and authorized by the HR&C Committee. Towers Watson reports to the HR&C Committee as its outside compensation consultant to advise on compensation policies, including providing information on comparative levels of compensation for our senior executives and Directors. In 2014, in addition to a survey concerning CEO and Executive Chair compensation, the HR&C Committee also received advice from Towers Watson on various executive compensation issues. In 2016, Towers Watson conducted a survey for the Company concerning executive compensation. In addition, in 2021, Towers Watson conducted a survey and review of our executive compensation program relative to those of different peer groups and to assess market competitiveness of our executive compensation programs. In 2015, 2016, 2017 and 2018, Towers Watson provided advice on executive compensation.

Compensation Risk Assessment Advice

The Company engaged Towers Watson in 2017 and 2019 to conduct independent reviews of material compensation-related risks. In 2017 and 2019, the HR&C Committee received advice and a compensation risk assessment report from Towers Watson, which concluded that there did not appear to be significant risks arising from the Company’s compensation policies and practices that were likely to have a material adverse effect on the Company. In its assessment, Towers Watson took into account the limited compensation-related risks within the Company, the involvement and authority of the Board in both compensation and risk management oversight, the greater emphasis on at-risk and variable compensation and the presence of effective risk mitigating practices in the design of the Company’s compensation programs.

Last year in 2021, the HR&C Committee again received advice and updated compensation risk assessment reports from Towers Watson, which also concluded that there did not appear to be significant risks arising from the Company’s compensation policies and practices that were likely to have a material adverse effect on the Company. In its updated assessment and reports, Towers Watson also took into account and considered the limited compensation-related risks within the Company, the involvement and authority of the Board in both compensation and risk management oversight, the presence of effective risk mitigating practices in the design of compensation programs and the changes to the long-term executive incentive compensation mix that place a greater emphasis on performance-conditioned long-term incentive grants.

Fees

The following table shows the fees paid to Towers Watson for services provided in the last two fiscal years:

Type of Work	2021	2020
Executive Compensation-Related Fees	81,415	$2,272
All Other Fees[1]	6,825	Nil

1.	All Other fees relate to fees paid for general industry compensation related services and surveys.

Submitted by the HR&C Committee:
Brian G. Kenning (Chair)
John N. Floren
Marian Lawson
Janice G. Rennie
Robert L. Phillips

Performance Graph

The following graph and table compare the total cumulative return to a Shareholder who invested $100 in our Common shares on December 31, 2016 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Paper & Forest Products Index for the same period.

	2016	2017	2018	2019	2020	2021

West Fraser Timber Co. Ltd.[1,2]	100	162	143	123	178	265

S&P/TSX Composite Index[1,2]	100	109	99	122	129	161

S&P/TSX Paper & Forest Products Index[1,2]	100	143	120	108	160	222

Notes:

1.	All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).
2.	All information per Bloomberg.

We consider the S&P/TSX Paper & Forest Products Index to be an appropriate comparative measure. This is a capitalization-weighted index of leading forest products companies and includes Canfor Corporation, Interfor Corporation, Norbord (prior to the Norbord Acquisition), Stella-Jones Inc., Western Forest Products Inc., and West Fraser.

The following graph and table illustrates the relationship between the indexed TSR of our Common shares on the TSX from December 31, 2016 to the period ending December 31, 2021 considering a $100 investment versus total indexed direct compensation for the Company’s Named Executive Officers (2016 equals $100).

	2016	2017	2018	2019	2020	2021

West Fraser Timber Co. Ltd.[1]	100	162	143	123	178	265

NEO total direct compensation[2]	100	116	114	82	104	150[3]

Notes:

1.	All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).
2.	Named Executive Officer direct compensation includes base salary, annual incentive (bonus) plan payments, share-based and Option-based awards measured using the Binomial valuation method.
3.

Does not include severance entitlements paid to Mr. Wijnbergen in connection with his resignation and retirement on December 31, 2021 payable under the terms of the letter agreement entered into with Norbord on November 9, 2020.

Executive Compensation

Total compensation for Named Executive Officers, as described in the Summary Compensation Table set out below, reflects a gradual recovery from the significant downturn in the forest products industry that began in 2006. Annual incentive bonuses for Named Executive Officers will be earned in those years where the Company achieves a ROSE in excess of the minimum threshold, with payment occurring in the following year. The minimum ROSE threshold was not met in 2015 and no annual incentive bonuses were earned by the senior executives, including the Named Executive Officers. In 2016, 2017 and 2018 the minimum ROSE threshold was exceeded and annual incentive bonuses were earned, with payment occurring in each of the following years. The minimum ROSE threshold was not met in 2019 and no annual incentive bonuses were earned by the senior executives, including the Named Executive Officers. In 2020, the annual minimum ROSE threshold was exceeded and the maximum annual incentive bonuses were earned by the senior executives, including the Named Executive Officers, which were paid out in 2021. In 2021, the annual minimum ROSE threshold was exceeded and the maximum annual incentive bonuses were earned by the senior executives, including the Named Executive Officers, which were paid out in 2022. See also “Annual Incentive Bonus Plan”.

The compensation of each of our Named Executive Officers for our three most recently completed financial years is set out below:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2] ($)	Non-equity incentive plan compensation ($)		Pension value[4] ($)	All other compensation[5] ($)	Total compensation ($)
					Annual incentive plans[3]	Long-term incentive plans

Ray Ferris[6] President and CEO	2021 2020 2019	984,375 758,020 703,750	1,151,505 834,895 568,675	1,152,452 835,100 568,730	1,650,000 1,093,750 Nil	Nil Nil Nil	2,702,300 653,100 1,781,900	Nil Nil Nil	7,640,632 4,174,865 3,623,055

Chris Virostek Vice- President, Finance and CFO	2021 2020 2019	491,460 440,000 423,750	287,677 260,935 231,005	288,280 260,985 230,940	530,000 455,000 Nil	Nil Nil Nil	428,000 257,700 280,500	Nil Nil Nil	2,025,417 1,674,620 1,166,195

Peter Wijnbergen[7] President, Engineered Wood[8]	2021	693,750	599,692	600,277	775,000	Nil	47,678	Nil	2,716,397

Sean McLaren[9] Chief Operating Officer	2021 2020 2019	508,713 468,304 453,367	243,388 173,395 169,920	242,516 173,345 170,025	563,400 478,559 Nil	Nil Nil Nil	1,340,700 54,800 724,100	Nil Nil Nil	2,898,717 1,348,403 1,517,412

Robin Lampard[10] Senior Vice-President Finance	2021	433,835	234,610	235,335	482,000	Nil	26,360	Nil	1,412,140
1.

For a description of the units see “Phantom Share Unit Plan”. Units are valued at the date of grant using the Towers Watson Binomial, method which was the method used by the HR&C Committee when granting the units. This method was applied consistently in its competitive market analysis.

2.

Options have a term of ten years and vest as to 20% on each of the first through fifth anniversary dates of the grant date. Each Option was valued using the Towers Watson Binomial method for the same reason as described in footnote 1. Whether the executive will receive value under these Options will depend on the future market price of Common shares. A description of the current value of all Options held by each Named Executive Officer is set out in the charts under “Summary of Outstanding Options”.

3.	Annual incentive (bonus) plan payments are included in the year earned and are paid in the following year.
4.

Pension values for Mr. Ferris, Virostek, Wijnbergen and McLaren represent the change in the defined benefit pension liability related to the annual service cost, actual and assumed future compensation changes, including the retirement of Mr. Wijnbergen effective December 31, 2021 and the impact of plan changes, if any. The defined benefit pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Defined benefit pension values will increase in those years where there has been a significant salary increase. Defined benefit pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities. Pension value for Ms. Lampard represents the Company’s basic and matching contributions under the defined contribution pension plan.

5.	Perquisites and other personal benefits that exceed the lesser of $50,000 and 10% of total compensation for any of our Named Executive Officers.
6.

Mr. Ferris was appointed President effective April 19, 2018, prior to which he was the Company’s Executive Vice-President and Chief Operating Officer, effective February 15, 2016. Mr. Ferris was appointed CEO, effective June 30, 2019, upon the retirement of Ted Seraphim from that role.

7.

Mr. Wijnbergen joined West Fraser on February 1, 2021 and was the President and CEO of Norbord until February 1, 2021. Mr. Wijnbergen’s 2019, 2020 and January 2021 compensation was earned at Norbord and not presented in the table.

8.

Mr. Wijnbergen resigned and retired from his position as the President, Engineered Wood, effective December 31, 2021 and in connection with the letter agreement entered into with Norbord on November 9, 2020 was entitled to receive and was paid $3 million as severance entitlements thereunder.

9.

Mr. McLaren was appointed as the Chief Operating Officer on December 7, 2021 and previously served as President, Solid Wood. During the three-year period reported in the table above, Mr. McLaren’s salary and annual incentive compensation was awarded in U.S. dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CDN exchange rate for the fiscal year (2021 = 1.2520; 2020 = 1.3405; 2019 = 1.3268).

10.

Ms. Lampard joined West Fraser on February 1, 2021 and was Senior Vice-President and CFO of Norbord until February 1, 2021. Ms. Lampard’s 2019, 2020 and January 2021 compensation was earned at Norbord and not presented in the table.

Option Grants

Description of West Fraser Stock Option Plan

Under the Stock Option Plan, the exercise price of an Option per Common share will not be less than the Closing Price on the last trading day before the Option is granted. The length of the term of Options will be fixed by the Board or the HR&C Committee at not more than ten years and, unless otherwise determined by the Board or the HR&C Committee, Options vest at the rate of 20% per year over the first five years of the term.

Under the Stock Option Plan, Options may not be exercised after a holder ceases to be an eligible participant, except that (a) an Option held on the death of an Option holder may be exercised by the personal representative of the holder during the period ending on the earlier of its expiry date and two years after the date of death, (b) an Option held on the retirement or total disability of an Option holder may be exercised during the period ending on the earlier of its expiry date and five years after the date of retirement or disability, and (c) a vested Option held in any other case may be exercised no later than the earlier of its expiry date and 30 days after the date the holder ceases to be an eligible participant. Options are not assignable, other than those that may be exercised by the personal representative of a deceased holder. We do not provide any financial assistance to holders of Options in connection with the exercise of Options.

The number of Common shares subject to an Option, the exercise price per Common share and the total number of Common shares that may be made subject to Options under the Stock Option Plan will be adjusted proportionately in the event of any subdivision or consolidation of Common shares or any dividend payable in Common shares and will be adjusted as determined by the Board in the event of certain other reorganizations or other events affecting the Common shares. Under the Stock Option Plan, Options granted that have not vested do not automatically vest on a change of control.

The Stock Option Plan permits outstanding vested Options to be surrendered by the holder to the Company in return for a cash payment under the Cash Value Alternative. The cash payment for a surrendered Option is equal to the amount by which the weighted average price per share at which the Common shares were traded on the TSX on the last trading day exceeds the exercise price per Common share applicable to the Option multiplied by the number of Common shares underlying the Option and the amount determined by the HR&C Committee as representative of the estimated costs avoided by the Option holder (such as trading commissions) by virtue of electing the Cash Value Alternative. Since implementation of the Cash Value Alternative in 2003, only 219,535 Common shares have been issued on the exercise of outstanding Options under the Stock Option Plan. Since February 1, 2021, an additional 73,452 Common shares have been issued on the exercise of outstanding Replacement Options. Our management believes that the Stock Option Plan, with the Cash Value Alternative, operates in a manner similar to the types of long-term incentive plans currently recommended by major institutional shareholder groups for public companies in North America.

The Stock Option Plan restricts the Option holdings of insiders. It provides that: (a) annual grants of Options to insiders may not be for a number of Common shares that exceeds 1% of the total number of our outstanding voting securities (the “Issued Shares”); (b) no single insider may hold, at any time, Options to acquire a number of Common shares that, together with all other Common shares issuable to the insider under any other equity compensation arrangements then in place (“Other Arrangements”), would exceed 5% of the Issued Shares; (c) the total number of Options held, at any time, by insiders cannot allow them to acquire a number of Common shares that, together with all other Common shares issuable to insiders under any Other Arrangements, would exceed 10% of the Issued Shares; and (d) the number of Common shares that may be acquired by all insiders during any 12-month period by exercising Options, together with all other Common shares issuable to insiders under any Other Arrangements, may not exceed 10% of the Issued Shares.

The Board has the power, without Shareholder approval, to amend, suspend, terminate or discontinue the Stock Option Plan, provided that doing so will not adversely alter or impair any Option without the written consent of the holder. This power includes the right to make appropriate adjustments to outstanding Options in the event of certain corporate transactions, to add provisions requiring forfeiture of Options in certain circumstances, to specify practices with respect to applicable tax withholdings, and to enhance clarity or correct ambiguous provisions in the Stock Option Plan. Notwithstanding this power, the Stock Option Plan provides that the Board may not, without Shareholder approval, amend the Stock Option Plan or an Option to: (i) increase the number of Common shares that may be issued; (ii) reduce the subscription price of an outstanding Option; (iii) extend the term of any Option beyond its expiry date or allow for an expiry date to be greater than ten years; (iv) allow non-permitted assignments or exercises of Options; (v) expand the persons entitled to participate in the Stock Option Plan; or (vi) provide for other types of equity-based compensation.

In 2007, we obtained the approval of our Shareholders to make certain amendments to the Stock Option Plan which included, amending the amendment provision to specify the circumstances in which Shareholder approval is or is not required for an amendment to the Stock Option Plan. In 2008 and 2010, our Board made housekeeping amendments to the Stock Option Plan to (i) clarify provisions related to retirement, disability or death, and (ii) clarify provisions related to withholding taxes, respectively.

In 2016, we obtained approval of our Shareholders to amend the Stock Option Plan to increase by 750,000 the number of Common shares that may be issued under Options and to restrict other forms of amendment without Shareholder approval. At the special meeting of Shareholders held on January 19, 2021 to approve the Norbord Acquisition, the Shareholders approved a further increase of 1,000,000 Common shares to the maximum number of Common shares that may be issued on the exercise of Options under the Stock Option Plan.

On February 15, 2022, the Board amended the Stock Option Plan to provide that (a) cash value would be determined using the VWAP as at the trading day prior to the date of exercise; and (b) for Options granted to U.S. residents, Shares will be issued and cash settled in U.S. dollars with the fair market value on settlement referencing the VWAP on the NYSE.

A total of 171,975 Options were granted pursuant to the Stock Option Plan during the financial year ended December 31, 2021 and a total of 131,452 Options were exercised for Common shares during the year. During 2021, an additional 124,566 Options were granted pursuant to the Stock Option Plan in February of 2022.

In the financial year ended December 31, 2021, 411,950 outstanding Options and Replacement Options were surrendered for cash and 27,000 outstanding Options and Replacement Options were surrendered for Common shares, respectively, by the Named Executive Officers.

Description of Replacement Option Plans

In addition, the Company has adopted replacement option plans (the “Replacement Option Plans”) in connection with the Norbord Acquisition. These Replacement Option Plans exist solely to administer the Replacement Options, and no new Options may be granted thereunder following the completion of the Norbord Acquisition. The adoption of these plans did not require Shareholder approval under the policies of the TSX, as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated.

As at December 31, 2021, 286,223 Common shares were issuable on the exercise of Replacement Options. Of that total 284,862 Common shares are issuable under what was previously the Norbord stock option plan (plus an additional 1,023 options that are subject to the UK Option Sub-Plan), the principal terms of which are set out below. An additional 338 Common shares are issuable pursuant to a legacy stock option plan that Norbord had previously inherited in connection with its 2015 acquisition of Ainsworth Lumber Co. Ltd., and which West Fraser subsequently adopted as part of the Norbord Acquisition. Given the immaterial number of options outstanding under this plan, a detailed summary has not been provided.

The exercise price of the Replacement Options was determined by multiplying the exercise price of the Norbord Options by the Exchange Ratio. The Replacement Options generally have a 10-year term and continue to vest under their original terms, being at an annual rate of 20% per year beginning on the first anniversary of the date of grant.

Unless otherwise determined by the Board, an option will expire immediately in the event of resignation or termination of employment with cause, within 90 days of termination of employment without cause, within six months of the death of an optionholder, and in accordance with its terms on retirement. Notwithstanding the foregoing, the outstanding Norbord Options held by certain optionholders will immediately vest in the event such optionholders are terminated without cause or constructively dismissed within 24 months of the completion of the Norbord Acquisition.

Certain of the Replacement Options are subject to a UK Option Sub-Plan, which provides for options up to £30,000 in value (based on grant price) to receive capital gains tax treatment for each UK option recipient. The UK Option Sub-Plan provides for the issuance of options under the more restricted terms required by HM Revenue and Customs (UK) to qualify the options for such treatment.

Shareholder approval is required in respect of any amendment to the Replacement Option Plans that would: (a) increase the maximum number of Common shares issuable under such plans (other than on a corporate reorganization); (b) reduce the exercise price of Replacement Options to less than the market price of the Common shares on the date of the option grant; (c) reduce the exercise price of Replacement Options; (d) extend the expiry date for the benefit of an insider; (e) increase the maximum number of Common shares issuable to insiders under the Replacement Option Plans; or (f) amend any of the foregoing limitations.

Summary of Outstanding Options

The Options granted to each of the Named Executive Officers during the financial year ended December 31, 2021 pursuant to the Stock Option Plan were as follows:

Option Grants During 2021

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[1]	Expiration Date
Ray Ferris	34,500	20	92.79	3,201,255	February 17, 2031
Chris Virostek	8,630	5	92.79	800,778	February 17, 2031
Peter Wijnbergen	17,970[2]	10	92.79	1,667,436	February 17, 2031
Sean McLaren	7,260	4	92.79	673,655	February 17, 2031
Robin Lampard	7,045	4	92.79	653,706	February 17, 2031

1.	As of February 17, 2021.
2.	On Mr. Wijnbergen’s retirement on December 31, 2021, 14,376 of these Options were cancelled.

The outstanding Options held by each Named Executive Officer that vested during the financial year ended December 31, 2021 were as follows:

Options and Replacement Options Vested During 2021

Name	Number of Options	Value ($)[1]
Ray Ferris	23,707	745,220
Chris Virostek	8,544	221,704
Peter Wijnbergen2 3	137,700	7,771,464
Sean McLaren	8,751	290,884
Robin Lampard[3]	20,925	863,939

1.	Based on the Closing Price as at the date of vesting. No value is attributed to Options that have an exercise price greater than the Closing Price at date of vesting.
2.

Mr. Wijnbergen resigned and retired from his position as the President, Engineered Wood, effective December 31, 2021 and in connection with the letter agreement entered into with Norbord on November 9, 2020 all his Replacement Options vested and will be exercisable for 12 months following such date in accordance with the terms of such agreement.

3.	Includes only Replacement Options.

The following tables provide particulars of Options and Replacement Options held by each of the Named Executive Officers as of March 2, 2022 with current value based on the Closing Price of $126.28:

Ray Ferris

Option Grant Date	Exercisable	Non-- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 17, 2014	14,350	Nil	53.96	1,037,792	Nil	February 17, 2024
February 23, 2015	12,385	Nil	73.99	647,612	Nil	February 23, 2025
February 15, 2016	22,435	Nil	40.97	1,913,930	Nil	February 15, 2026
February 20, 2017	17,225	Nil	52.95	1,263,109	Nil	February 20, 2027
February 16, 2018	8,272	2,068	85.40	338,159	84,540	February 16, 2028
February 15, 2019	14,340	9,560	72.11	776,798	517,865	February 15, 2029
February 14, 2020	17,854	26,781	64.50	1,103,020	1,654,530	February 14, 2030

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 17, 2021	6,900	27,600	92.79	231,081	924,324	February 17, 2031
February 18, 2022	Nil	28,857	123.63	Nil	76,471	February 18, 2032
Totals	113,761	94,866		7,311,501	3,257,730

Chris Virostek

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
April 3, 2017	3,200	2,300	55.62	226,112	162,518	April 3, 2027
February 16, 2018	6,052	1,513	85.40	247,406	61,851	February 16, 2028
February 15, 2019	5,823	3,882	72.11	315,432	210,288	February 15, 2029
February 14, 2020	5,580	8,370	64.50	344,732	517,099	February 14, 2030
February 17, 2021	1,726	6,904	92.79	57,804	231,215	February 17, 2031
February 18, 2022	Nil	6,954	123.63	Nil	18,428	February 18, 2032
Totals	22,381	29,923		1,191,486	1,201,399

Peter Wijnbergen

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
Not applicable	Nil	Nil	Nil	Nil	Nil	Not applicable
Totals	Nil	Nil	Nil	Nil	Nil

Sean McLaren

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 17, 2014	4,775	Nil	53.96	345,328	Nil	February 17, 2024
February 23, 2015	7,555	Nil	73.99	395,051	Nil	February 23, 2025
February 15, 2016	12,240	Nil	40.97	1,044,194	Nil	February 15, 2026
February 20, 2017	9,400	Nil	52.95	689,302	Nil	February 20, 2027
February 16, 2018	4,560	1,140	85.40	186,413	46,603	February 16, 2028
February 15, 2019	4,287	2,858	72.11	232,227	154,818	February 15, 2029
February 14, 2020	3,708	5,562	64.50	229,080	343,620	February 14, 2030
February 17, 2021	1,452	5,808	92.79	48,627	194,510	February 17, 2031
February 18, 2022	Nil	5,900	US$97.32	Nil	170,864	February 18, 2032
Totals	49,977	21,268		3,170,222	910,415

Robin Lampard

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 9, 2018[1]	Nil	4,050	68.67	Nil	233,321	February 9, 2028
November 12, 2018[1]	Nil	13,500	54.17	Nil	973,485	November 12, 2028
November 11, 2019[1]	Nil	16,200	56.00	Nil	1,138,536	November 11, 2029
February 17, 2021	Nil	5,636	92.97	Nil	188,750	February 17, 2031
February 18, 2022	Nil	5,272	123.63	Nil	13,971	February 18, 2032
Totals	Nil	44,658		Nil	2,548,063

1.

Option Grant Date reflected represents the original grant date of the Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition.

RS Units and PS Units

Beginning in 2010, our Board has approved annual grants of RS Units and PS Units (collectively, “Units”) to Named Executive Officers and other employees pursuant to the Phantom Share Unit Plan. The Phantom Share Unit Plan and Units are described in the Report on Executive Compensation under the heading “Phantom Share Unit Plan”.

The Units granted to each of the Named Executive Officers during the financial year ended December 31, 2021 were as follows:

Equity-Based Grants During 2021

	Number of Units Granted[1]	% of Total Units Granted to Employees in the Current Year	Aggregate Market Value of Units on Date of Grant ($)	Aggregate Market Value of Units at December 31, 2021 ($)
Name	PSUs[2]	PSUs	PSUs[3]	PSUs[4]
Ray Ferris	14,430	20	1,338,960	1,741,412
Chris Virostek	3,605	5	334,508	435,051
Peter Wijnbergen	7,515	10	697,317	Nil[5]
Sean McLaren	3,050	4	283,010	368,074
Robin Lampard	2,940	4	272,803	354,799

1.	No RS Units were issued during 2021.
2.	PS Units.
3.	Based on the Closing Price of $92.79 on the date prior to February 17, 2021.
4.	Based on the Closing Price of $120.68 on December 31, 2021.
5.	On retirement of Mr. Wijnbergen effective December 31, 2021, the 7,515 PSUs granted in 2021 were cancelled.

The following table provides particulars of Units held by each of the Named Executive Officers as of December 31, 2021:

	Vesting 2022[1]	Vesting 2023[1]	Vesting 2024[1]	Value as at December 31, 2021[2] ($)
Name	PSUs	PSUs	PSUs	PSUs
Ray Ferris	9,170	15,055	14,430	4,664,885
Chris Virostek	3,725	4,705	3,605	1,452,384
Peter Wijnbergen[3]	Nil	Nil	Nil	Nil
Sean McLaren	2,740	3,125	3,050	1,075,862
Robin Lampard[4]	-	-	2,940	354,799
1.	Does not include PSUs to be credited under the Phantom Share Unit Plan as a result of dividends on the Common shares.
2.	Based on the Closing Price of $120.68 on December 31, 2021. No RS Units of the Company were issued for these years.
3.

PSUs granted to Mr. Wijnbergen by the Company in February 2021 were cancelled on his retirement. See the Equity-Based Awards Vested during 2021 for a discussion of the Norbord RSUs held by Mr. Wijnbergen which vested in 2021.

4.

Ms. Lampard also held an additional 13,404 Norbord RSUs, including all dividend entitlements as of December 31, 2021, that will vest 50% in each of 2022 and 2023, having an aggregate value as of December 31, 2021 of $1,617,595.

The Units held by each of the Named Executive Officers that vested during the financial year ended December 31, 2021 were as follows:

Equity-Based Awards Vested During 2021

	Number of units vested		Value paid[2] ($)
Name	RSUs	PSUs[1]	RSUs[2]	PSUs[2]
Ray Ferris	2,119	2,119	179,642	328,744
Chris Virostek	1,558	1,558	132,090	241,724
Peter Wijnbergen[3]	53,143	Nil	5,553,019	Nil
Sean McLaren	1,174	1,174	99,507	182,099
Robin Lampard[4]	15,884	Nil	1,401,937	Nil

1.	PS Units granted during 2018 plus additional Units credited under the Phantom Share Unit Plan as a result of dividends on the Common shares.
2.

Except as noted for Mr. Wijnbergen and Ms. Lampard described in notes 3 and 4 of this table, the value paid in 2021 was based on 20-day volume weighted average trading price for the period immediately preceding February 16, 2021 of $84.78 per unit for RS Units and $84.78 per unit for PS Units and a performance multiplier of 1.83 for PS Units.

3.

Includes 13,307 Norbord RSUs which vested on February 4, 2021 at a price of $86.56 per unit and 13,027 Norbord RSUs which vested on August 1, 2021 at a price of $89.49 per unit and 26,810 Norbord RSUs which vested early on December 31, 2021 at a price of $120.68 per unit in accordance with Mr. Wijnbergen’s retirement and the letter agreement entered into with Norbord on November 9, 2020. PS Units granted to Mr. Wijnbergen by the Company in February 2021 were cancelled on his retirement.

4.	Includes 6,653 Norbord RSUs which vested on February 4, 2021 at a price of $86.56 per unit and 9,230 Norbord RSUs which vested on August 1, 2021 at a price of $89.49 per unit.

Pension Plans

The majority of our fulltime salaried employees are covered by non-contributory defined benefit pension plans.

For those salaried employees whose employment began before 2016, the plans provide a pension equal to 2% of the highest average compensation (which includes base salary and bonuses) of the employee for any consecutive 60-month period in that employee’s final 10 years with us, multiplied by the number of years of credited service with us. Normal retirement is at age 65. In accordance with applicable tax legislation, these plans allow for additional years of credited service until a continuing employee reaches age 71. Each of these pension plans allows for early retirement at age 55 with a minimum service requirement of two years. Benefits provided for early retirement are reduced by 4% per year for retirement between the ages of 55 and 57 and by 3% per year for retirement between the ages of 58 and 59. No reduction is made for retirement between the ages of 60 and 64.

On January 1, 2016, we introduced a new non-contributory defined benefit pension plan for salaried employees whose employment begins on or after that date. Changes from the existing plans include a pension based on the employee’s average annual salary over the final 10 years with us, as well as the elimination of early retirement benefits so that full pension benefits are only achieved on retirement at age 65 or over. In accordance with applicable tax legislation, this new plan also allows for additional years of credited service until a continuing employee reaches age 71.

On January 1, 2022 the Canadian salaried defined benefit pension plans closed to new entrants. New salaried employees will be enrolled in a defined contribution pension plan with an 8% employer contribution along with 100% matching contributions for the first 3% of employee contributions. At the same time in the US, the 401(k) plan for salaried lumber employees, OSB corporate employees and non union hourly employees will provide a 3% non-elective retirement contribution, along with 100% matching employer contributions on the first 5% an employee contributes to the plan.

Defined Benefit Pension Plans

The estimated annual pension payable upon retirement under the defined benefit pension plans, assuming employment began before 2016, no reduction for early retirement and based on the standard form life annuity for a minimum of 60 months with no joint survivor pension, is as follows:

Estimated Annual Benefits Payable upon Retirement

Annual Compensation	Years of Service
	15 Years	20 Years	25 Years	30 Years
$400,000	$120,000	$160,000	$200,000	$240,000
$500,000	$150,000	$200,000	$250,000	$300,000
$600,000	$180,000	$240,000	$300,000	$360,000
$700,000	$210,000	$280,000	$350,000	$420,000
$800,000	$240,000	$320,000	$400,000	$480,000
$900,000	$270,000	$360,000	$450,000	$540,000
$1,000,000	$300,000	$400,000	$500,000	$600,000
$1,100,000	$330,000	$440,000	$550,000	$660,000
$1,200,000	$360,000	$480,000	$600,000	$720,000
$1,300,000	$390,000	$520,000	$650,000	$780,000
$1,400,000	$420,000	$560,000	$700,000	$840,000
$1,500,000	$450,000	$600,000	$750,000	$900,000

Compensation for the purposes of the pension plans, based on employment beginning before 2016, is defined as the average annual compensation, including salary and bonus, of the highest consecutive 60-month period in the last 10 years’ service with the Company.

The benefits listed in the table are not subject to any deduction for Canada Pension Plan or other offset amounts.

The table below sets forth the accumulated defined benefit under our pension plans for each of the Named Executive Officers as at December 31, 2021:

Name	Number of years credited service (#)	Annual benefits payable[1] ($)		Opening present value of defined benefit obligation[2] ($)	Compensatory change[3] ($)	Non- compensatory change[4] ($)	Closing present value of defined benefit obligation[2] ($)
		At year end	At age 65
Ray Ferris	20.3	513,900	651,300	8,685,100	2,702,300	(157,000)	11,230,400
Chris Virostek	4.7	64,600	284,500	1,043,500	428,000	(75,300)	1,396,200
Peter Wijnbergen	34.5	135,131	135,131	1,914,465	47,678	(47,256)	1,914,887
Sean McLaren	33.5	408,700	554,400	6,583,300	1,340,700	(301,000)	7,623,000
Robin Lampard	9.75	43,737	43,737	607,797	0	(2,126)	605,671

1.

Represents the estimated annual pension, excluding any employee-paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at age 65 based on actual pensionable earnings at December 31, 2020. The annual pension payable at year end is based on actual credited service at December 31, 2021. The annual pension at age 65 is based on credited service projected to age 65. In accordance with applicable tax legislation, our pension plans allow for additional years of credited service until a continuing employee reaches age 71.

2.

The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the consolidated financial statements.

3.

Compensatory change represents the change in the pension liability related to the annual service cost, actual and assumed future compensation changes and the impact of plan changes, if any. The pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Pension values will increase in those years where there has been a significant salary increase. Pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities.

4.	Non-compensatory change includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

The estimated years of credited service under the defined benefit pension plans at the normal retirement age of 65 for each Named Executive Officer is set out below. We have not granted on a discretionary basis any additional years of credited service to our Named Executive Officers in excess of their actual years of service.

Ray Ferris	27 years
Chris Virostek	22 years
Peter Wijnbergen	34 years[1]
Sean McLaren	46 years
Robin Lampard	10 years[2]

1.	The years of credited service for Mr. Wijnbergen is as of the date of his retirement on December 31, 2021 and not at the normal retirement age of 65.
2.

The years of credited service for Ms. Lampard reflect her accrued services in the defined benefit pension plan for Norbord. Ms. Lampard ceased participating in the Norbord defined benefit pension plan effective January 1, 2006 and her service in that plan is frozen at 10 years.

Defined Contribution Pension Plans

The following table shows the value of investments held by the NEOs participating in the Company’s defined contribution pension plans:

Name	Accumulated Value at Dec. 31, 2020	Total Compensatory Change[1]	Accumulated Value at Dec. 31, 2021
Peter Wijnbergen[2]	$ 197,762	–	$ 218,723
Robin Lampard[3]	$1,124,884	$29,210	$1,350,149

1.	These amounts represent employer contributions to the Company’s defined contribution pension plans.
2.

Mr. Wijnbergen participates in a flex component of the defined benefit pension plan on a voluntary basis within prescribed limits. Flex contributions are deposited in a separate defined contribution account and enable participants to enhance their defined benefit pension on retirement.

3.

Ms. Lampard, as a member accruing benefits under the defined contribution pension plan, is no longer eligible to contribute to the flex component of the defined benefit contribution pension plan, but has outstanding balances from her participation prior to 2006 that are included in the table.

Severance and Change of Control Agreements

On November 9, 2020, Norbord entered into letter agreements with Mr. Peter Wijnbergen and Ms. Robin Lampard, providing for severance entitlements in the event that (i) Norbord (or its successor) or any of its affiliates terminated their employment on a without cause basis or such individual resigns in circumstances constituting constructive dismissal within 24 months following the Norbord Acquisition or other change of control transaction, or (ii) in connection with the consummation of the Norbord Acquisition or other change of control transaction, Norbord (or its successor) or any of its affiliates does not offer such individual a comparable position. Upon such event, the individual is entitled to receive an amount equal to the product of (a) one month per full year of employment with Norbord, and (b) the sum of (i) 1/12th of the individual’s base salary at the rate in effect on the termination date, and (ii) 1/12th the average of the individual’s annual bonus earned in respect of the three most recently completed years prior to the termination date, less all applicable taxes, deductions and withholdings; provided that (a) is no less than 12 months or greater than 24 months. In addition, on November 9, 2020, Norbord entered into letter agreements with Mr. Peter Wijnbergen and Ms. Robin Lampard, providing that in the event that Norbord (or its successor) or any of its affiliates terminated their employment on a without cause basis or such individual resigns in circumstances constituting constructive dismissal within 24 months following the Norbord Acquisition or other change of control transaction, all the Replacement Options held by them would immediately vest and would be exercisable for 12 months after the termination date and all the Norbord RSUs held by them would also immediately vest and be settled within 30 days following the termination date. The Norbord Acquisition constituted a change of control of Norbord for the purposes of these agreements. Mr. Wijnbergen resigned and retired from the Company effective December 31, 2021 and in connection with his Norbord letter agreement was entitled to receive and was paid those amounts as described in the Summary Compensation Table and the notes thereto and all his Replacement Options vested and are exercisable and all his Norbord RSUs also vested and were settled in accordance with the terms of such agreements.

In addition, in connection with arrangements related to his resignation and retirement from the Company on December 31 2021, the Company provided Mr. Wijnbergen with the right to receive his annual bonus pursuant to the terms of the Company’s Bonus Plan in respect of his services and performance following the Norbord Acquisition and further agreed to permit the vesting of 20% of the stock options awarded to him after the Norbord Acquisition on the normal vesting schedule. Further, the Company has entered into a six-month consulting agreement under which Mr. Wijnbergen will provide certain transition and integration support services for six months following his retirement from the Company.

Other than as described above and pension and retirement benefits described elsewhere in this Circular, the Company has not entered into any agreements with its Named Executive Officers that provide for payments following or in connection with any termination (whether voluntary, involuntary or constructive) or a change in control of the Company.

Directors’ Compensation and Holdings

For a description of retainers and fees payable to Directors, actual compensation paid during 2021 and securities held by Directors, see “Information regarding Nominees for Election as Directors-Director Compensation”.

Interest of Informed Persons in Material Transactions

No informed person of the Company (which includes our Directors and officers and persons who own or control securities carrying 10% or more of the voting rights attached to all of our voting securities) or any associate or affiliate of any informed person has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

Indebtedness of Directors, Officers and Employees

The following table sets out the aggregate indebtedness outstanding to us from our employees and former employees as at March 2, 2022. We do not make loans to our Directors or officers. During 2021, no loans were outstanding to persons who were Directors or officers during 2021 or to any of our former Directors or officers, or their associates.

AGGREGATE INDEBTEDNESS
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Employee loans	USD$474,888	Nil

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information with respect to securities authorized for issuance under equity compensation plans that permit issuance from treasury as at December 31, 2021.

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Shareholders	791,617	$70.40	1,025,337
Equity compensation plans not approved by Shareholders[1]	286,223	$56.22	Nil
Total	1,077,840	$66.64	1,025,337

1.

In connection with the Norbord Acquisition, the Company adopted the Replacement Option Plans, pursuant to which the Company has issued Replacement Options. Upon the exercise or expiry of all such Replacement Options, the Replacement Option Plans will be terminated.

ADDITIONAL INFORMATION

Additional information (including financial information) relating to us can be found in our Annual Report, which includes our audited financial statements for the years ended December 31, 2021 and 2020 and the accompanying audit report and management’s discussion and analysis and in our Annual Information Form. The Annual Report and Annual Information Form are on our website at www.westfraser.com and can also be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Copies of the Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report, the Annual Information Form, as well as additional copies of this Circular, may be obtained upon request to Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development, Suite 501 – 858 Beatty Street, Vancouver, B.C., V6B 1C1 or by emailing to shareholder@westfraser.com.

DATED at Vancouver, B.C., March 8, 2022.

BY ORDER OF THE BOARD

Raymond Ferris
President and Chief Executive Officer

A-1

SCHEDULE “A”

Amendment of Articles

NOTICES

88A.    In addition to any delivery method for a notice provided herein in these Articles, and unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by the Company to a member or director may be sent by any one of the following methods:

(a)        facsimile to the facsimile (fax) number provided by the intended recipient for the sending of that record or records of that class;

(b)        email to the email address provided by the intended recipient for the sending of that record or records of that class;

(c)        physical delivery to the intended recipient; or

(d)        as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any state in the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

SCHEDULE “B”

U.S. Employee Stock Purchase Plan

[Please see attached]

WEST FRASER TIMBER CO. LTD.

(the “Corporation”)

U.S. EMPLOYEE STOCK PURCHASE PLAN

1.       Purpose. The purpose of the Employee Share Purchase Plan (the “Plan”) of the Corporation is to provide eligible Employees of Participating Subsidiaries with a means of acquiring an equity interest in the Corporation through payroll deductions or other contributions in order to enhance such employees’ sense of participation in the affairs of the Corporation.

This Plan includes two components:

(a)

a component intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “423 Component”), the provisions of which shall be construed so as to extend and limit participation in a uniform and nondiscriminatory manner consistent with the requirements of Section 423 of the Code; and

(b)

a component that does not qualify as an “employee stock purchase plan” under Section 423 of the Code (the “Non-423 Component”), under which options shall be granted pursuant to rules, procedures or sub-plans adopted by the Committee designed to achieve tax, securities laws or other objectives for eligible Employees, the Corporation and its Participating Subsidiaries.

Except as otherwise provided in this Plan, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

West Fraser Timber Co. Ltd. also offers a wholly separate employee stock purchase plan for employees of designated Canadian subsidiaries of the Corporation (the “Canadian ESPP”). This Canadian ESPP is a separate, unrelated plan that (i) does not qualify as an “employee stock purchase plan” under Section 423 of the Code, and (ii) is not considered a Non-423 Component for purposes of this Plan. The designated Canadian subsidiaries under the Canadian ESPP are not Participating Subsidiaries for purposes of this Plan.

2.       Definitions. As used herein, the terms set forth below have the meanings assigned to them in this Section 2 and shall include the plural as well as the singular.

(a)	“1933 Act” means the Securities Act of 1933, as amended;

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended;

(c)	“Administrative Agent” means such trust company as may from time to time be appointed by the Board and with whom the Corporation enters into an Administration Agreement with respect hereto;

(d)	“Administration Agreement” means the agreement with the Administrative Agent in respect of the Plan, as amended or replaced from time to time;

(e)	“Blackout Period” means a blackout period contemplated in the Corporation’s Securities Trading Policy;

(f)	“Board” means the Board of Directors of West Fraser Timber Co. Ltd.;

(g)	“Business Day” shall mean a day on which the NYSE is open for trading.

(h)	“Code” means the Internal Revenue Code of 1986, as amended.

(i)	“Committee” means the Human Resources & Compensation Committee of the Corporation, or the designee of the Human Resources & Compensation Committee;

(j)	“Common Shares” means the Class B common shares, no par value, of the Corporation;

(k)	“Corporation” means West Fraser Timber Co. Ltd.;

(l)

“Compensation” means the base pay or base hourly rate pay received by a Participant and which, for clarity, does not include: (i) commissions, overtime and regular annual, quarterly and monthly cash bonuses and vacation, holiday and sick pay, (ii) income related to stock option awards, stock grants and other equity incentive awards, (iii) expense reimbursements, (iv) relocation-related payments, (v) benefit plan payments (including but not limited to short-term disability pay, long-term disability pay, maternity pay, military pay, tuition reimbursement and adoption assistance), (vi) accrued but unpaid compensation for a deceased Participant, (vii) income from non-cash and fringe benefits, (viii) severance payments, and (ix) other forms of compensation not specifically listed herein .

(m)

“Employee” means any individual who is a common law employee of any of the Participating Subsidiaries. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Participating Subsidiary, as appropriate, and only to the extent permitted under Section 423 of the Code with respect to the 423 Component. For purposes of the Plan, an individual who performs services for a Participating Subsidiary pursuant to an agreement (written or oral) that classifies such individual’s relationship with the Participating Subsidiary as other than a common law employee shall not be considered an “employee” with respect to any period preceding the date on which a court or administrative agency issues a final determination that such individual is an “employee.”;

(n)	“Enrollment Date” means the first Business Day of each Offering Period;

(o)	“Exercise Date” means the last Business Day of each Offering Period (or, if determined by the Committee, the Purchase Period if different from the Offering Period);

(p)

“Fair Market Value” on or as of any date means the weighted average purchase price for the Common Shares acquired on NYSE on the relevant date; or, if the Common Shares are no longer listed on NYSE, the weighted average purchase price for Common Shares acquired on such other exchange on which the Shares are listed;

(q)

“Insider” means an “insider” as defined in the rules and policies of the TSX or as defined in the Securities Act (British Columbia), which will include any “associate” of such a person, as defined in the Securities Act (British Columbia).

(r)	“NYSE” means New York Stock Exchange;

(s)

“Offering Period” means a period of three (3) months commencing on January 1, April 1, July 1 and October 1 of each calendar year or such other period designated by the Committee; provided that in no event shall an Offering Period exceed 27 months. The first Offering Period shall commence no earlier than July 1, 2021. Notwithstanding anything herein to the contrary, the Committee may establish an Offering Period with multiple Purchase Periods within such Offering Period;

(t)	“Option” means an option granted under this Plan that entitles a Participant to purchase Common Shares;

(u)	“Participant” means an Employee who satisfies the requirements of Sections 3 and 5 of the Plan;

(v)

“Participating Subsidiary” means each Subsidiary of the Corporation designated by the Committee as a “Participating Subsidiary” and whose Employees will be entitled to participate in this Plan, which will include initially those Subsidiaries of the Corporation identified in Schedule A to this Plan;

(w)	“Plan” means this U.S. Employee Stock Purchase Plan of the Corporation, as amended from time to time.

(x)	“Purchase Account” means the account maintained for record keeping purposes by the Administrative Agent in the name of each Participant;

(y)

“Purchase Period” means the period designated by the Committee during which payroll deductions or other contributions of the Participants are accumulated under the Plan. A Purchase Period may coincide with an entire Offering Period or there may be multiple Purchase Periods within an Offering Period, as determined by the Committee prior to the commencement of the applicable Offering Period;

(z)	“Purchase Price” means with respect to an Offering Period an amount equal to 85% of the Fair Market Value of a Common Share on the Exercise Date;

(aa)	“Purchased Shares” means the Common Shares purchased for the account of a Participant pursuant to the exercise of Options under the Plan;

(bb)

“Subsidiary” means an entity, domestic or foreign, of which not less than 50% of the voting equity is held by the Corporation or a Subsidiary, whether or not such entity now exists or is hereafter organized or acquired by the Corporation or a Subsidiary; provided such entity is also a “subsidiary” within the meaning of Section 424 of the Code;

(cc)

“Termination Date” means (i) the date on which a Participant terminates employment or on which the Participant ceases to provide services to a Subsidiary as an employee or (ii) subject to Section 423 of the Code with respect to the 423 Component, the date on which the Participant’s employment is determined to have been terminated for purposes of the Plan by the Committee. The Termination Date specifically does not include any period following that date which the Participant may be eligible for or in receipt of other payments from the Corporation including in lieu of notice or termination or severance pay or as wrongful dismissal damages;

(dd)	“TSX” means the Toronto Stock Exchange; and

(ee)

“Undisclosed Material Information” means any material information, as defined in the Corporation’s Disclosure Policy as it may be amended or supplemented from time to time, that has not been publicly disseminated by the Corporation.

3.       Eligibility. For each Option Period, any Employee of a Participating Subsidiary will be eligible to be granted Options under the Plan, provided that:

(a)	Employees whose customary employment is for less than five (5) months in a calendar year are not eligible to participate in the Plan;

(b)	Employees whose customary employment is 20 hours or less per week are not eligible to participate in the Plan; and

(c)	the Committee may from time to time exclude Employees from the Section 423 component of the Plan where such exclusions are consistent with the permitted exclusions under Section 423(b) of the Code.

4.       Limitations on Option Grants. Notwithstanding the eligibility of an Employee to receive a grant of an Option under Section 3 of this Plan, no Employee shall be granted an Option under the 423 Component of the Plan if:

(a)

immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Corporation or any of its Subsidiaries and/or hold outstanding Options or options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation or any of their respective Subsidiaries;

(b)

such Option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Corporation and its Subsidiaries to accrue at a rate that exceeds $15,000 of the Fair Market Value of such stock (determined at the time each such Option is granted) for each calendar year in which such Option is outstanding at any time.

(c)	the grant of such Option would entitled the Employee to purchase more than 5,000 Common Shares during any Offering Period; and

(d) in no event may a Participant be granted an Option under the Plan following his or her Termination Date.

For purposes of paragraph (a), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of an individual. The provisions of paragraph (b) shall be interpreted in accordance with Section 423(b)(8) of the Code.

5.        Participation.

(a)

An Employee shall be eligible to participate on the first Enrollment Date that occurs at least 1 year (or such other time determined by the Committee and consistent with Section 423 of the Code with respect to the 423 Component) after such Employee’s first date of employment with a Participating Subsidiary.

(b)

Subject to paragraph (c) below, an Employee that is eligible under paragraph (a) may elect to become a Participant by properly completing and submitting a participation election form (a “Participation Election Form”) to a Participating Subsidiary or to the Administrative Agent, if directed by the Participating Subsidiary.

(c)

Notwithstanding paragraph (b), no Employee will be entitled to deliver a Participant Election Form during a Blackout Period. The Participation Election Form will include the confirmation of the Employee that the Employee is not aware of any Undisclosed Material Information at the time of execution of the Participation Election Form.

(d)

An Employee who does not become a Participant on the first Enrollment Date on which he or she is eligible may thereafter become a Participant on any subsequent Enrollment Date by properly completing and submitting a Participation Election Form.

(e)

Payroll deductions for a Participant shall commence on the first payroll date following the Enrollment Date and shall end on the last payroll date in the Purchase Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof.

6.        Payroll Deductions.

(a)

A Participant shall elect to have payroll deductions made during a Purchase Period equal to no less than 1% of the Participant’s Compensation up to a maximum of 10% (or such greater amount as the Committee establishes from time to time). The election will be made on the Participant Election Form submitted by the Participant. The amount of such payroll deductions shall be in whole percentages.

(b)	All payroll deductions made by a Participant shall be credited to his or her Purchase Account.

(c)

A Participant may not make any additional payments into his or her Purchase Account. Notwithstanding the foregoing or any provisions to the contrary in the Plan, the Committee may allow participants to make other contributions under the Plan via cash, check, or other means instead of payroll deductions if payroll deductions are not permitted under applicable local law, and for any Offering Period under the 423 Component, administratively feasible and the Committee determines that such other contributions are permissible under Section 423 of the Code.

(d)

Except as otherwise determined by the Committee prior to the commencement of an Offering Period, a Participant may not increase or decrease the rate of payroll deductions during an Offering Period. A Participant may change his or her payroll deduction percentage under subsection (a) above for any subsequent Offering Period by properly completing and submitting an election change form in accordance with the procedures prescribed by the Committee. The change in amount shall be effective as of the first Enrollment Date following the date of filing of the election change form. Unless otherwise determined by the Committee prior to the commencement of an Offering Period, a payroll deduction election will automatically apply to the next Offering Period, unless otherwise cancelled or changed by the Participant prior to the commencement of such Offering Period.

(e)

Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 4(b) of this Plan, a Participant’s payroll deductions may be decreased to 0% at any time during an Offering Period. Payroll deductions shall recommence at the rate provided in such Participant’s election form at the beginning of the first Offering Period which is scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 13 hereof.

7.       Grant of Option. On the applicable Enrollment Date, each Participant in an Offering Period shall be granted an Option to purchase on the applicable Exercise Date a number of full and fractional Common Shares determined by dividing such Participant’s payroll deductions accumulated prior to such Exercise Date and retained in the Participant’s Purchase Account as of the applicable Exercise Date by the applicable Purchase Price.

8.       Exercise of Option. A Participant’s Option for Common Shares shall be exercised automatically on the Exercise Date, and the maximum number of Shares subject to the Option shall be procured for such Participant at the applicable Purchase Price with the payroll deductions accumulated during the Purchase Period in his or her Purchase Account. The Corporation will satisfy the exercise of all Participant’s Options for Common Shares through either:

(a)	the purchase of Common Shares on the NYSE on behalf of the applicable Participants on the open market through an independent broker retained by the Administrative Agent; or

(b)

at any time following approval of this plan by the shareholders of the Corporation and by the TSX and NYSE in accordance with their rules and policies, the issuance of Common Shares to the credit of the Participant.

In the event of the purchase of Common Shares on the NYSE under paragraph (a), the number of Purchased Shares deliverable to the Participant on the Exercise Date will be credited to the Participant effective on the Exercise Date through the Participant’s Purchase Account with the Administrative Agent, which will include any fractional numbers of Purchased Shares that may be credited to the Participant.

In the event of the issuance of Common Shares by the Company under paragraph (b), the Common Shares will be issued in book entry form in the account of the Administrative Agent and be considered to be issued and outstanding to such Participant’s credit though the Participant’s Purchase Account as of the Exercise Date. Any issuance of Common Shares by the Company under paragraph (b) will be subject to the Insider participation limits set forth in Section 22(c) of this Plan.

9.       Purchase Accounts. The Administrative Agent shall establish a Purchase Account for each Participant and shall record in each Purchase Account (i) accumulated payroll deductions in the

Participant’s Purchase Account, (iii) the number of Purchased Shares (including fractional shares) credited to the Participant’s Purchase Account upon each Option exercise, and (iii) the amount of any expenses, if any, allocated to such Purchase Account. The following will apply with respect to Common Shares held by the Administrative Agent under this Plan on behalf of a Participant:

(a)

Common Shares (including fractional shares) purchased by or issued to the Administrative Agent under this Plan shall be registered in the name of the Administrative Agent or such other name as the Administrative Agent determines;

(b)	whole Common Shares allocated to a Participant’s Purchase Account will be voted by the Administrative Agent in accordance with the directions, if any, of the Participant;

(c)

a Participant’s Purchase Account will reflect any cash received by the Administrative Agent on account of dividends declared and paid by the Corporation on any Common Shares purchased by or issued to the Administrative Agent and held on behalf of the Participant in accordance with this Plan;

(d)

the Committee may require that Shares be retained with such brokers or agents for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares, and may also impose a transaction fee with respect to a sale of Shares issued to a Participant’s credit and held by such a broker or agent; and

(e)

the Committee may permit Shares purchased under the Plan to participate in any dividend reinvestment plan or program maintained by the Company and establish a default method for the payment of dividends

10.       Approval by Shareholders. Notwithstanding the above, the 423 Component of this Plan is expressly made subject to the approval of the shareholders of the Corporation within 12 months before or after the date the Plan is adopted by the Board. Such shareholder approval shall be obtained in the manner and to the degree required under applicable law. If the 423 Component of this Plan is not so approved by the shareholders within 12 months before or after the date the Plan is adopted by the Board, any Options granted hereunder will be deemed to have been granted under the Non-423 Component of this Plan.

11.       Administration.

(a)

Powers and Duties of the Committee. The Plan shall be administered by the Committee. Subject to the provisions of the Plan, Section 423 of the Code and the regulations thereunder with respect to the 423 Component, the Committee shall have the discretionary authority to determine the time and frequency of granting Options, the duration of Offering Periods and Purchase Periods, the terms and conditions of the Options and the number of Common Shares subject to each Option. The Committee shall also have the discretionary authority to do everything necessary and appropriate to administer the Plan, including, without limitation, interpreting the provisions of the Plan (but any such interpretation shall not be inconsistent with the provisions of Section 423 of the Code with respect to the 423 Component). All actions, decisions and determinations of, and interpretations by the Committee with respect to the Plan shall be final and binding upon all Participants and upon their executors, administrators, personal representatives, heirs and legatees. No member of the Board or the Committee shall be liable for any action, decision, determination or interpretation made in good faith with respect to the Plan or any Option granted hereunder. With respect to the 423 Component, an Offering Period shall be administered so as to ensure that all Participants have the same rights and privileges as provided by Section 423(b)(5) of the Code.

(b)

Administrator. The Corporation, Board or the Committee may engage the services of a brokerage firm or financial institution to perform certain ministerial and procedural duties under the Plan including, but not limited to, mailing and receiving notices contemplated under the Plan, determining the number of Purchased Shares for each Participant, maintaining or causing to be maintained the Purchase Account, disbursing funds maintained in the Purchase Account or proceeds from the sale of Purchased Shares, and filing with the appropriate tax authorities proper tax returns and forms (including information returns) and providing to each Participant statements as required by law or regulation.

(c)

Indemnification. Each person who is or shall have been (a) a member of the Board, (b) a member of the Committee, or (c) an officer or employee of the Corporation to whom authority was delegated in relation to this Plan, shall be indemnified and held harmless by the Corporation against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Corporation’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided, however, that he or she shall give the Corporation an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation’s certificate of incorporation or bylaws, any contract with the Corporation, as a matter of law, or otherwise, or of any power that the Corporation may have to indemnify them or hold them harmless.

12.       Withdrawal. A Participant may withdraw from the Plan by properly completing and submitting to the Administrative Agent a withdrawal form in accordance with the procedures prescribed by the Committee, which must be submitted prior to the date specified by the Committee before the last day of the applicable Offering Period. Upon withdrawal from the Plan:

(a)	any payroll deductions credited to the Participant’s Purchase Account prior to the effective date of the Participant’s withdrawal from the Plan will be returned to the Participant;

(b)

no further payroll deductions for the purchase of Shares will be made during subsequent Offering Periods, unless the Participant properly completes and submits a new Participation Election Form by the deadline prescribed by the Committee;

(c)

all or a portion of the Purchased Shares held by the Administrative Agent for the Purchase Account of the Participant will be transferred to the Participant or an external account in the name of the Participant, as directed by Participant in the withdrawal form;

(d)

all or any portion of the Purchased Shares not transferred to the Participant will be sold by the Administrative Agent and the net proceeds (after deduction of customary commissions and fees) will be distributed to the Participant, together with any cash held by the Administrative Agent in respect of any Purchased Shares held by the Administrative Agent in the Purchase Account of the Participant.

A Participant’s withdrawal from an offering will not have any effect upon his or her eligibility to participate in the Plan or in any similar plan that may hereafter be adopted by the Corporation. In the case of any instructions to sell all or any Purchased Shares, the Participant will confirm that the Participant is now aware of any Undisclosed Material Information at the time of such notice. No instructions to sell will be given during a Blackout Period.

The Committee may make additional rules and impose additional requirements regarding withdrawal, which rules and requirements may be administered by the Administrative Agreement under the Administration Agreement.

13.       Termination of Employment. On the Termination Date of a Participant for any reason prior to the applicable Exercise Date, whether voluntary or involuntary, and including termination of employment due to retirement, death or as a result of liquidation, dissolution, sale, merger or a similar event affecting the Corporation or a Participating Subsidiary, the corresponding payroll deductions credited to his or her Purchase Account will be used to purchase Shares on the next Exercise Date, unless the Participant (or in the case of death, the Participant’s estate) withdraws prior to such Exercise Date pursuant to Section 12.

14.         Interest. No interest shall accrue on the payroll contributions of a Participant in the Plan.

15.         Shares.

(a)	The stock subject to Options shall be the Common Shares of the Corporation as traded on the NYSE

(b)

Subject to adjustment upon changes in capitalization of the Corporation as provided in Section 18 hereof, the maximum number of Shares which may be purchased or issued under the Plan shall be 1,800,000 Shares. If, on a given Exercise Date, the number of Shares with respect to which Options are to be exercised exceeds the number of Shares then available under the Plan, the Committee shall make a pro rata allocation of the Shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

(c)

A Participant shall have no interest or voting right in Shares covered by his or her Option until such Option has been exercised and the Participant has become a holder of record of Shares acquired pursuant to such exercise.

16.     Designation of Beneficiary. The Committee may permit Participants to designate beneficiaries to receive any Purchased Shares or payroll deductions, if any, in the Participant’s accounts under the Plan in the event of such Participant’s death. Beneficiary designations shall be made in accordance with procedures prescribed by the Committee. If no properly designated beneficiary survives the Participant, the Purchased Shares and payroll deductions, if any, will be distributed to the Participant’s estate.

17.     Assignability of Options. Neither payroll deductions credited to a Participant’s Purchase Account nor any rights with regard to the exercise of an Option or to receive Common Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 16 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Corporation may treat such act as an election to withdraw from an Offering Period in accordance with Section 12 hereof.

18.     Adjustment of Number of Common Shares Subject to Options.

(a)

Adjustment. Subject to any required action by the shareholders of the Corporation, the maximum number of securities available for purchase under the Plan, as well as the price per security and the number of securities covered by each Option under the Plan which has not yet been exercised shall be appropriately adjusted in the event of any a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock of the Corporation, or any other increase or decrease in the number of Common Shares effected without receipt of consideration by the Corporation; provided, however, that conversion of any convertible securities of the Corporation shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board or the Committee, whose determination in that respect shall be final, binding and conclusive. If any such adjustment would result in a fractional security being available under the Plan, such fractional security shall be disregarded. Except as expressly provided herein, no issuance by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Common Shares subject to an Option. With respect to the 423 Component, the Options granted pursuant to the Plan shall not be adjusted in a manner that causes the Options to fail to qualify as options issued pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Code.

(b)

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Corporation, any Offering Period then in progress will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board, and the Board may either provide for the purchase of Common Shares as of the date on which such Offering Period terminates or return to each Participant the payroll deductions credited to such Participant’s Purchase Account.

(c)

Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Corporation, or the merger of the Corporation with or into another corporation, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the Board determines, in the exercise of its sole discretion, that in lieu of such assumption or substitution to either terminate all outstanding Options and return to each Participant the payroll deductions credited to such Participant’s Purchase Account or to provide for the Offering Period in progress to end on a date prior to the consummation of such sale or merger.

19.     Amendments or Termination of the Plan.

(a)

Subject to paragraph (b) below, the Board or the Committee may at any time and for any reason amend, modify, suspend, discontinue or terminate the Plan without notice; provided that no Participant’s existing rights in respect of existing Options are adversely affected thereby.

(b)

Notwithstanding the authority of the Board or the Committee provided in paragraph (a) above, approval of the shareholders of the Company will be required to give effect to any of the following amendments to the Plan:

(i)

any increase to the maximum number of Shares which may be purchased or issued under the Plan, as currently limited in Section 15(b) of this Plan, other than any increase resulting from the adjustment provisions set forth in Section 18 of this Plan;

(ii)

any decrease to the Purchase Price at which a Participant is entitled to exercise any Option resulting in such Purchase Price being less than 85% of the Fair Market Value of a Common Share on any Exercise Date;

(iii)

any amendment to this Plan that would increase the effective matching contribution amount provided by the Company to an amount greater than 15% of the Fair Market Value of a Common Share on any Exercise Date;

(iv)	any modification to the eligibility requirements for participation in the Plan; and

(v)	any amendment to delete or modify the amendments to the Plan that require shareholder approval pursuant to this Section 19(b).

In addition, to the extent necessary to comply with Section 423 of the Code (or any other applicable law, regulation or stock exchange rule), the Corporation shall obtain shareholder approval in such a manner and to such a degree as required.

(vi)

Subject to the limitations in paragraph (b) above, without shareholder consent and without regard to whether any Participant rights may be considered to have been “adversely affected,” the Board or the Committee shall be entitled to change the Offering Periods, Purchase Periods, eligibility requirements, limit or increase the frequency and/or number of changes in the amount withheld during a Purchase Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in an amount less than or greater than the amount designated by a Participant in order to adjust for delays or mistakes in the Corporation’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Board or the Committee determines in its sole discretion advisable which are consistent with the Plan; provided, however, that changes to (i) the Offering Period, (ii) the Purchase Period, (iii) the maximum percentage of Compensation that may be deducted pursuant to Section 6(a) or (iv) the maximum number of Common Shares that may be purchased in a Purchase Period, shall not be effective until communicated to Participants in a reasonable manner, with the determination of such reasonable manner in the sole discretion of the Board or the Committee.

20.     No Other Obligations. The receipt of an Option pursuant to the Plan shall impose no obligation upon the Participant to purchase any Common Shares covered by such Option. Nor shall the granting of an Option pursuant to the Plan constitute an agreement or an understanding, express or implied, on the part of the Corporation to employ the Participant for any specified period.

21.     Notices and Communication. Any notice or other form of communication which the Corporation or a Participant may be required or permitted to give to the other shall be provided through such means as designated by the Committee, including but not limited to any paper or electronic method.

22.     Condition upon Purchase of Common Shares.

(a)

Common Shares shall not be issued, purchased or delivered with respect to an Option unless the exercise of such Option and the purchase and delivery of such Common Shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the 1933 Act and the 1934 Act and the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Common Shares may then be listed, and shall be further subject to the approval of counsel for the Corporation with respect to such compliance.

(b)

As a condition to the exercise of an Option, the Corporation may require the person exercising such Option to represent and warrant at the time of any such exercise that the Common Shares are being purchased only for investment and without any present intention to sell or distribute such Common Shares if, in the opinion of counsel for the Corporation, such a representation is required by any of the aforementioned applicable provisions of law.

(c)	This Plan is subject to the following restrictions with respect to Insiders of the Corporation that may receive Options:

(i)

the total number of Common Shares reserved for issuance at any time under Options held by any one Insider, when combined with all other Common Shares issuable to the Insider under any other equity compensation arrangements of the Corporation then in place, may not exceed 5% of the total number of issued and outstanding equity securities of the Corporation on a non-diluted basis;

(ii)

the total number of Common Shares reserved for issuance at any time under Options granted, or that may be granted pursuant to the Plan, to Insiders, or when combined with all other Common Shares issuable to Insiders under any other equity compensation arrangements of the Corporation then in place, may not exceed 10% of the total number of issued and outstanding equity securities of the Corporation on a non-diluted basis;

(iii)

the total number of Common Shares that may be issued to Insiders during any 12-month period under Options, or when combined with all other Common Shares issued to Insiders under any other equity compensation arrangements of the Corporation then in place, may not exceed 10% of the total number of issued and outstanding equity securities of the Corporation on a non-diluted basis; and

(iv)

the total number of Common Shares that may be subject to Options granted to Insiders during any calendar year may not exceed 1% of the total number of issued and outstanding equity securities of the Corporation as at the beginning of the calendar year.

23.     General Compliance. The Plan will be administered, and Options will be exercised in compliance with the 1933 Act, 1934 Act and all other applicable securities laws and the Corporation policies, including without limitation, the Securities Trading Policy of the Corporation. All amounts withheld pursuant to the Plan, Common Shares issued hereunder and any payments pursuant to the Plan are subject to withholding of all applicable taxes and the Corporation and the Participating Subsidiaries shall have the right to withhold from any payment or distribution of shares or to collect as a condition of any payment or distribution under the Plan, as applicable, any taxes required by law to be withheld.

24.     Term of the Plan. The Plan shall become effective upon the earlier to occur of (i) its adoption by the Board and (ii) its approval by the shareholders of the Corporation (the earlier of such events, the “Effective Date”), and shall continue in effect until the earlier of (A) the termination of the Plan pursuant to Section 19 hereof and (B) the ten-year anniversary of the Effective Date, with no new Offering Periods commencing on or after such ten-year anniversary.

25.     Governing Law. The Plan and all Options granted hereunder shall be construed in accordance with and governed by the laws of the State of Delaware without reference to choice of law principles and subject in all cases to the Code and the regulations thereunder.

26.     Non-U.S. Participants. To the extent permitted under Section 423 of the Code, without the amendment of the Plan, the Corporation may provide for the participation in the Plan by Employees who are subject to the laws of foreign countries or jurisdictions on such terms and conditions different from those specified in the Plan as may in the judgment of the Corporation be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Corporation may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws of other countries or jurisdictions in which the Corporation or the Participating Subsidiaries operate or have employees. Each subplan shall constitute a separate “offering” under this Plan in accordance with Treas. Reg. §1.423-2(a) and, to the extent inconsistent with the requirements of Section 423, any such subplan shall be considered part of the Non-

423 Component, and rights granted thereunder shall not be required by the terms of the Plan to comply with Section 423 of the Code.

27.     Section 409A. The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Corporation shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

SCHEDULE A

List of Participating Subsidiaries

Name of Subsidiary

West Fraser, Inc.

West Fraser Wood Products, Inc.

West Fraser Southern Wholesale, Inc.

West Fraser Southeast, Inc.

Norbord Panels (USA) Inc.

Norbord South Carolina Inc.

Norbord Alabama Inc.

Norbord Mississippi LLC

Norbord Georgia LLC

Norbord Texas (Jefferson) Inc.

Norbord Texas (Nacogdoches) Inc.

Norbord Minnesota Inc.

Norbord Sales, Inc.